UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 7, 2023

PLDT INC.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Alfredo S. Panlilio
Alfredo S. Panlilio
President and Chief Executive Officer

Signature and Title:	/s/ Danny Y. Yu
Danny Y. Yu
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)

Date: November 7, 2023

SEC Number	PW-55
File Number

PLDT Inc.

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

(Company’s Address)

(632) 82500254

(Telephone Number)

Not Applicable

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

Form Type

Not Applicable

Amendment Designation (if applicable)

September 30, 2023

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

November 7, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-In-Charge - Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village

Barangay Bel-Air, Makati City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.
Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magellan-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In accordance with Section 17(b) of the Securities Regulation Code and SRC Rule 17.3, we submit herewith a copy of PLDT Inc.'s SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the nine months (9) months ended September 30, 2023.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/ Mark David P. Martinez
MARK DAVID P. MARTINEZ
Assistant Corporate Secretary PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C	.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
gdgarcia@pldt.com.ph	(02) 8816-8056

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,403 as at September 30, 2023	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Gil Samson D. Garcia	gdgarcia@pldt.com.ph	(02) 8816-8056

Contact Person’s Address

19/F Smart Tower, Ayala Ave., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND

SRC 17 (2) (b) THEREUNDER

1.	For the quarterly period ended	September 30, 2023

2.	SEC Identification Number	PW-55

3.	BIR Tax Identification No.	000-488-793-000

4.	PLDT Inc.
Exact name of registrant as specified in its charter

5.	Republic of the Philippines
Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:	(SEC Use Only)

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721
	Address of registrant’s principal office	Postal Code

8.	(632) 8816-8056
Registrant’s telephone number, including area code

9.	Not Applicable
Former name, former address, and former fiscal year, if changed since last report

10.	Securities registered pursuant to Sections 8 of the SRC

	Title of Each Class	Number of Shares of Common Stock Outstanding
	Common Capital Stock, Php5 par value	216,055,775 shares as at September 30, 2023

11.	Are any or all of these securities listed on the Philippine Stock Exchange?

	Yes [ X ]	No [ ]

12.	Check whether the registrant

(a)

has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports):

	Yes [ X ]	No [ ]

(b)	has been subject to such filing requirements for the past 90 days.

	Yes [ X ]	No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at September 30, 2023 (unaudited) and December 31, 2022 (audited) and for the nine months ended September 30, 2023 and 2022 (unaudited) and related notes (pages F-1 to F-179) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” or “the Company” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards (“PFRS”) which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles (“GAAP”) in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements are stated in Philippine Peso. Unless otherwise indicated, in this report and in the accompanying unaudited consolidated financial statements, the exchange rate used to convert the U.S. Dollar amounts into the Philippine Peso was Php56.66 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at September 30, 2023.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors. When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

Financial Highlights and Key Performance Indicators

	Nine Months Ended September 30,		Increase (Decrease)
	2023	2022(1)	Amount	%
(amounts in million Php, except for EBITDA margin and earnings per common share)
Consolidated Income Statement
Revenues	156,356	152,134	4,222	3
Expenses	116,587	135,967	(19,380)	(14)
Other income (expenses) – net	(2,225)	19,596	(21,821)	(111)
Income before income tax	37,544	35,763	1,781	5
Net income	27,998	27,773	225	1
Continuing operations	28,011	27,898	113	—
Discontinued operations	(13)	(125)	112	90
Core income	24,592	23,678	914	4
Continuing operations	24,605	23,803	802	3
Discontinued operations	(13)	(125)	112	90
Telco core income	26,076	25,618	458	2
EBITDA	75,934	69,342	6,592	10
Continuing operations	75,979	69,401	6,578	9
Discontinued operations	(45)	(59)	14	(24)
EBITDA margin(2)	51%	47%
Reported earnings per common share:
Basic	128.83	127.08	1.75	1
Diluted	128.83	127.08	1.75	1
Reported earnings per common share from continuing operations:
Basic	128.89	127.65	1.24	1
Diluted	128.89	127.65	1.24	1
Core earnings per common share(3):
Basic	113.62	109.39	4.23	4
Diluted	113.62	109.39	4.23	4
Core earnings per common share from continuing operations:
Basic	113.68	109.96	3.72	3
Diluted	113.68	109.96	3.72	3

	September 30,	December 31,	Increase (Decrease)
	2023	2022	Amount	%
(amounts in million Php, except for net debt to equity ratio)
Consolidated Statements of Financial Position
Total assets	632,713	624,162	8,551	1
Property and equipment	315,436	292,745	22,691	8
Cash and cash equivalents and short-term investments	21,744	25,594	(3,850)	(15)
Total equity attributable to equity holders of PLDT	112,140	108,727	3,413	3
Long-term debt, including current portion	272,254	249,580	22,674	9
Net debt(4) to equity ratio	2.25x	2.08x	—	—

(1)
Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of Pacific Global One Aviation Company, Inc. ("PG1") effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries.
See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 11 – Investments in Associates and Joint Ventures – Investment in Associates – Investment in PG1 to the accompanying unaudited consolidated financial statements for further discussion.
(2)
EBITDA margin for the period is measured as EBITDA divided by service revenues.
(3)
Core earnings per common share (“EPS”) for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.
(4)
Net debt is derived by deducting cash and cash equivalents, short-term investments and debt instruments at amortized cost from total interest-bearing financial liabilities (principal amount of long-term debt, including current portion i.e., excluding debt issuance cost).

	Nine Months Ended September 30,		Change
	2023	2022	Amount	%
(amounts in million Php, except for operational data)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	65,838	53,283	12,555	24
Net cash used in investing activities	(51,858)	(26,390)	(25,468)	(97)
Payment for purchase of property and equipment, including capitalized interest	(66,827)	(79,181)	12,354	16
Net cash provided by (used in) financing activities	(17,530)	(31,827)	14,297	45
Operational Data
Number of mobile subscribers	55,246,130	67,995,734	(12,749,604)	(19)
Prepaid	53,105,076	65,972,119	(12,867,043)	(20)
Postpaid	2,141,054	2,023,615	117,439	6
Number of broadband subscribers	3,689,708	4,065,105	(375,397)	(9)
Fixed Line broadband	3,280,419	3,241,970	38,449	1
Fixed Wireless broadband	409,289	823,135	(413,846)	(50)
Number of fixed line voice subscribers	3,792,278	3,835,305	(43,027)	(1)
Total number of subscribers	62,728,116	75,896,144	(13,168,028)	(17)
Number of employees:	15,667	17,388	(1,721)	(10)
Fixed Line	11,425	12,613	(1,188)	(9)
LEC	10,206	10,701	(495)	(5)
Others	1,219	1,912	(693)	(36)
Wireless	4,242	4,775	(533)	(11)

Exchange Rates – per US$	Month end rates	Weighted average rates during the year
September 30, 2023	56.66	55.49
December 31, 2022	55.82	54.52
September 30, 2022	58.65	53.63
December 31, 2021	50.97	49.28

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net. EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented because our management believes that it is widely used by investors in their analysis of our performance and can assist them in their comparison of our performance with those of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as alternative to net income as an indicator of our performance, nor should EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization, or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income and Telco Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Meanwhile, telco core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Maya Innovations Holdings, Pte. Ltd. (“MIH”) (formerly Voyager Innovations Holdings Pte. Ltd.) losses, asset sales, and depreciation due to change in accounting estimate. Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

Core income and telco core income should not be considered as alternatives to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike net income, core income and telco core income do not include certain items, among others, foreign exchange gains and losses, gains and losses on derivative financial instruments, impairments on non-current assets and non-recurring gains and losses. We compensate for these limitations by using core income and telco core income as few out of several comparative tools, together with PFRS-based measurements, to assist us in the evaluation of our operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Overview

We are one of the leading telecommunications and digital services providers in the Philippines, in terms of both subscribers and revenues, serving the fixed line, wireless and broadband markets. Through our three principal business segments, Wireless, Fixed Line and Others, we offer a diverse range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks.

As at September 30, 2023, we serve 62.7 million customers through the provision of mobile, fixed line and data services.

Our three business units are as follows:

•
Wireless — Our wireless business focuses on driving the growth of our data services while managing our legacy business of voice and short messaging services (“SMS”). We generate data revenues across all segments of our wireless business, whether through the access of mobile internet via smartphones, mobile broadband using pocket WiFi or home WiFi using fixed wireless broadband devices. We provide the following mobile telecommunications services through our wireless business: (i) mobile services, (ii) fixed wireless broadband services, and (iii) other services.
•
Fixed Line — We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and small and medium-sized enterprises (“SME”) clients. Our fixed line business group offers data, voice and miscellaneous services. We also provide other fixed line services such as data center, cloud, cyber security services and managed information technology through PLDT’s subsidiary, ePLDT.

•
Others — Our other business consists primarily of our interests in digital platforms and other technologies, including our interest in MIH.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA, core income and telco core income to assess our operating performance. Set forth below is a reconciliation of our consolidated net income to our consolidated EBITDA, and a reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the nine months ended September 30, 2023 and 2022.

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the nine months ended September 30, 2023 and 2022:

	2023	2022(1)
	(amounts in million Php)
Net income from continuing operations	28,011	27,898
Net loss from discontinued operations	(13)	(125)
Consolidated net income	27,998	27,773
Add (deduct) adjustments to continuing operations:
Depreciation and amortization	36,044	52,756
Financing costs – net	10,077	8,466
Provision for income tax	9,533	7,865
Equity share in net losses of associates and joint ventures	2,303	1,965
Amortization of intangible assets	166	160
Other non-recurring expenses	—	318
Foreign exchange losses (gains) – net	(28)	7,715
Interest income	(733)	(476)
Gains on derivative financial instruments – net	(2,207)	(4,238)
Other income – net	(7,187)	(33,028)
Net loss on debt modification	—	295
Gain on dilution in MIH	—	(572)
Income from prescription of preferred shares redemption liability	—	(7,839)
Gain on sale and leaseback of telecom towers - gross of expenses	(5,008)	(23,471)
Others	(2,179)	(1,441)
Total adjustments	47,968	41,503
EBITDA from continuing operations	75,979	69,401
EBITDA from discontinued operations	(45)	(59)
Consolidated EBITDA	75,934	69,342
(1)
Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 11 – Investments in Associates and Joint Ventures – Investment in Associates – Investment in PG1 to the accompanying unaudited consolidated financial statements for further discussion.

The following table shows the reconciliation of our consolidated net income to our consolidated core income and telco core income for the nine months ended September 30, 2023 and 2022:

	2023	2022(1)
	(amounts in million Php)
Net income from continuing operations	28,011	27,898
Net loss from discontinued operations	(13)	(125)
Consolidated net income	27,998	27,773
Add (deduct) adjustments to continuing operations:
Manpower rightsizing program ("MRP")	1,897	4,976
Core income adjustment on equity share in net loss (income) of associates and joint ventures	387	(439)
Net loss on debt modification, net of amortization of debt discount	133	427
Impairment of investments	70	50
Depreciation due to change in accounting estimate	—	17,016
Other non-recurring items	—	318
Income from prescription of preferred shares redemption liability	—	(7,839)
Foreign exchange losses (gains) – net	(34)	7,715
Net income attributable to noncontrolling interests	(119)	(274)
Gains on derivative financial instruments – net, excluding hedge costs	(2,386)	(4,426)
Gain on sale and leaseback of telecom towers - net of expenses of Php488 million in 2023 and Php1,140 million in 2022	(4,520)	(22,331)
Net tax effect of aforementioned adjustments	1,166	712
Total adjustments	(3,406)	(4,095)
Core income from continuing operations	24,605	23,803
Core loss from discontinued operations	(13)	(125)
Consolidated core income	24,592	23,678

Core income from continuing operations	24,605	23,803
Add (deduct) adjustments:
Share in MIH losses	1,701	2,403
Gain on dilution in MIH	—	(487)
Gain on asset sales, net of tax	(230)	(101)
Total adjustments	1,471	1,815
Telco core income	26,076	25,618
(1)
Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 11 – Investments in Associates and Joint Ventures – Investment in Associates – Investment in PG1 to the accompanying unaudited consolidated financial statements for further discussion.

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for (benefit from) income tax, net income (loss)/segment profit (loss), EBITDA, EBITDA margin, core income and telco core income for the nine months ended September 30, 2023 and 2022. In each of the nine months ended September 30, 2023 and 2022, majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(amounts in million Php, except for EBITDA margin)

For the nine months ended September 30, 2023
Revenues	77,234	89,727	—	(10,605)	156,356
Expenses	61,342	66,281	15	(11,051)	116,587
Other income (expenses) – net	1,370	7,629	(1,792)	(9,432)	(2,225)
Income (loss) before income tax	17,262	31,075	(1,807)	(8,986)	37,544
Provision for income tax	4,016	5,466	—	51	9,533
Net income (loss)/Segment profit (loss)	13,246	25,609	(1,807)	(9,037)	27,998
Continuing operations	13,246	25,609	(1,807)	(9,037)	28,011
Discontinued operations	—	—	—	—	(13)
EBITDA	39,408	43,630	(15)	(7,044)	75,934
Continuing operations	39,408	43,630	(15)	(7,044)	75,979
Discontinued operations	—	—	—	—	(45)
EBITDA margin(1)	56%	49%	—	—	51%
Core income (loss)	9,277	26,187	(1,677)	(9,182)	24,592
Continuing operations	9,277	26,187	(1,677)	(9,182)	24,605
Discontinued operations	—	—	—	—	(13)
Telco core income (loss)	9,277	25,957	24	(9,182)	26,076

For the nine months ended September 30, 2022(2)
Revenues	77,971	105,104	—	(30,941)	152,134
Expenses	78,844	87,514	11	(30,402)	135,967
Other income (expenses) – net	16,844	21,034	(1,422)	(16,860)	19,596
Income (loss) before income tax	15,971	38,624	(1,433)	(17,399)	35,763
Provision for (benefit from) income tax	3,019	4,642	(78)	282	7,865
Net income (loss)/Segment profit (loss)	12,952	33,982	(1,355)	(17,681)	27,773
Continuing operations	12,952	33,982	(1,355)	(17,681)	27,898
Discontinued operations	—	—	—	—	(125)
EBITDA	36,160	44,410	(11)	(11,158)	69,342
Continuing operations	36,160	44,410	(11)	(11,158)	69,401
Discontinued operations	—	—	—	—	(59)
EBITDA margin(1)	50%	42%	—	—	47%
Core income (loss)	3,995	39,623	(1,887)	(17,928)	23,678
Continuing operations	3,995	39,623	(1,887)	(17,928)	23,803
Discontinued operations	—	—	—	—	(125)
Telco core income (loss)	3,995	39,522	29	(17,928)	25,618

Increase (Decrease)
Revenues	(737)	(15,377)	—	20,336	4,222
Expenses	(17,502)	(21,233)	4	19,351	(19,380)
Other income (expenses) – net	(15,474)	(13,405)	(370)	7,428	(21,821)
Income (loss) before income tax	1,291	(7,549)	(374)	8,413	1,781
Provision for (benefit from) income tax	997	824	78	(231)	1,668
Net income (loss)/Segment profit (loss)	294	(8,373)	(452)	8,644	225
Continuing operations	294	(8,373)	(452)	8,644	113
Discontinued operations	—	—	—	—	112
EBITDA	3,248	(780)	(4)	4,114	6,592
Continuing operations	3,248	(780)	(4)	4,114	6,578
Discontinued operations	—	—	—	—	14
Core income (loss)	5,282	(13,436)	210	8,746	914
Continuing operations	5,282	(13,436)	210	8,746	802
Discontinued operations	—	—	—	—	112
Telco core income (loss)	5,282	(13,565)	(5)	8,746	458

(1)
EBITDA margin for the period is measured as EBITDA divided by service revenues.
(2)
Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries. See Note 11 – Investments in Associates and Joint Ventures –

Investment in Associates – Investment in PG1 and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations to the accompanying unaudited consolidated financial statements for further discussion.

On a Consolidated Basis

Consolidated

Revenues

We reported consolidated revenues of Php156,356 million for the nine months ended September 30, 2023, an increase of Php4,222 million, or 3%, as compared with Php152,134 million in the same period in 2022, primarily due to higher revenues, net of intersegment transactions, from data and voice services in our Fixed Line business segment, partially offset by lower revenues, net of intersegment transactions, from mobile and fixed wireless broadband services in our Wireless business segment.

Our consolidated service revenues of Php149,752 million for the nine months ended September 30, 2023, increased by Php4,037 million, or 3%, from Php145,715 million in the same period in 2022. Our consolidated non-service revenues of Php6,604 million for the nine months ended September 30, 2023, increased by Php185 million, or 3%, from Php6,419 million in the same period in 2022.

Consolidated service revenues, net of interconnection costs of Php7,463 million, amounted to Php142,289 million for the nine months ended September 30, 2023, an increase of Php1,131 million, or 1%, from Php141,158 million in the same period in 2022.

The following table shows the breakdown of our consolidated revenues by service for the nine months ended September 30, 2023 and 2022:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the nine months ended September 30, 2023
Service Revenues
Wireless	70,921		(511)	70,410
Mobile	69,650		(482)	69,168
Fixed Wireless broadband	1,242		—	1,242
Other services	29		(29)	—
Fixed Line		89,436	(10,094)	79,342
Voice		19,732	(1,121)	18,611
Data		69,433	(8,778)	60,655
Home broadband		38,073	(19)	38,054
Corporate data and ICT		31,360	(8,759)	22,601
Miscellaneous		271	(195)	76
Total Service Revenues	70,921	89,436	(10,605)	149,752
Non-Service Revenues
Sale of phone units, mobile handsets, broadband data modems and devices	6,313	289	—	6,602
Point-product sales	—	2	—	2
Total Non-Service Revenues	6,313	291	—	6,604
Total Revenues	77,234	89,727	(10,605)	156,356
For the nine months ended September 30, 2022(1)
Service Revenues
Wireless	71,904		(611)	71,293
Mobile	70,243		(528)	69,715
Fixed Wireless broadband	1,578		—	1,578
Other services	83		(83)	—
Fixed Line(1)		104,752	(30,330)	74,422
Voice		30,833	(14,040)	16,793
Data		73,611	(16,083)	57,528
Home broadband		36,367	(24)	36,343
Corporate data and ICT		37,244	(16,059)	21,185
Miscellaneous		308	(207)	101
Total Service Revenues	71,904	104,752	(30,941)	145,715
Non-Service Revenues
Sale of phone units, mobile handsets, broadband data modems and devices	6,067	271	—	6,338
Point-product sales	—	81	—	81
Total Non-Service Revenues	6,067	352	—	6,419
Total Revenues	77,971	105,104	(30,941)	152,134

(1)
Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries. See Note 11 – Investments in Associates and Joint Ventures – Investment in Associates – Investment in PG1 and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations to the accompanying unaudited consolidated financial statements for further discussion.

The following table shows the breakdown of our consolidated revenues by business segment for the nine months ended September 30, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	77,234	50	77,971	51	(737)	(1)
Fixed Line	89,727	57	105,104	69	(15,377)	(15)
Inter-segment transactions	(10,605)	(7)	(30,941)	(20)	20,336	66
Consolidated	156,356	100	152,134	100	4,222	3

Expenses

Consolidated expenses decreased by Php19,380 million, or 14%, to Php116,587 million for the nine months ended September 30, 2023 from Php135,967 million in the same period in 2022, primarily due to lower expenses related to depreciation and amortization, selling, general and administrative expenses, and provisions, partially offset by higher interconnection costs, and cost of sales and services.

The following table shows the breakdown of our consolidated expenses by business segment for the nine months ended September 30, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	61,342	52	78,844	58	(17,502)	(22)
Fixed Line	66,281	57	87,514	64	(21,233)	(24)
Others	15	—	11	—	4	36
Inter-segment transactions	(11,051)	(9)	(30,402)	(22)	19,351	64
Consolidated	116,587	100	135,967	100	(19,380)	(14)

Other Income (Expenses) – Net

Consolidated other expenses – net amounted to Php2,225 million for the nine months ended September 30, 2023, a change of Php21,821 million as against consolidated other income – net of Php19,596 million in the same period in 2022, primarily due to the combined effects of the following: (i) lower other income – net from our Wireless business segment mainly on account of a lower gain on sale and leaseback of telecom towers, and from our Fixed Line business segment, owing mainly to lower dividend income recognized from the subsidiaries of Wireless business segment, and the income from prescription of preferred shares redemption liability in 2022; (ii) lower net gains on derivative financial instruments from our Fixed Line and Wireless business segments; (iii) higher net financing costs from our Fixed Line business segment; (iv) higher equity share in net losses from our Fixed Line and Other business segments; and (v) net foreign exchange gains from our Wireless business segment in 2023 as against net foreign exchange losses in 2022, and lower net foreign exchange losses from our Fixed Line business segment.

Net Income (Loss)

Consolidated net income increased by Php225 million, or 1%, to Php27,998 million for the nine months ended September 30, 2023 from Php27,773 million in the same period in 2022. The increase was mainly due to the combined effects of the following: (i) higher consolidated revenues by Php4,222 million; (ii) lower consolidated expenses by Php19,380 million; (iii) consolidated other expenses of Php2,225 million in 2023 as against consolidated other income of Php19,596 million in 2022; (iv) higher provision for income tax by Php1,668 million; and (v) lower net loss from discontinued operations by Php112 million. Our consolidated basic and diluted EPS increased to Php128.83 for the nine months ended September 30, 2023 from Php127.08 in the same period in 2022. Our weighted average number of outstanding common shares was approximately 216.06 million for each of the nine months ended September 30, 2023 and 2022.

EBITDA

Our consolidated EBITDA amounted to Php75,934 million for the nine months ended September 30, 2023, an increase of Php6,592 million, or 10%, as compared with Php69,342 million in the same period in 2022.

The following table shows the breakdown of our consolidated EBITDA by business segment for the nine months ended September 30, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	39,408	52	36,160	52	3,248	9
Fixed Line	43,630	57	44,410	64	(780)	(2)
Others	(15)	—	(11)	—	(4)	(36)
Inter-segment transactions	(7,044)	(9)	(11,158)	(16)	4,114	37
Continuing operations	75,979	100	69,401	100	6,578	9
Discontinued operations	(45)	—	(59)	—	14	24
Consolidated	75,934	100	69,342	100	6,592	10

Our consolidated EBITDA, excluding MRP and expenses related to the sale of our telecom assets, amounted to Php78,364 million for the nine months ended September 30, 2023, an increase of Php2,847 million, or 4%, as compared with Php75,517 million in the same period in 2022.

Core Income (Loss)

Our consolidated core income amounted to Php24,592 million for the nine months ended September 30, 2023, an increase of Php914 million, or 4%, as compared with Php23,678 million in the same period in 2022, mainly on account of higher EBITDA excluding MRP and expenses related to the sale of our telecom assets, partially offset by higher financing costs and provision for income tax. Our consolidated basic and diluted core EPS increased to Php113.62 for the nine months ended September 30, 2023 from Php109.39 in the same period in 2022.

The following table shows the breakdown of our consolidated core income by business segment for the nine months ended September 30, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	9,277	38	3,995	17	5,282	132
Fixed Line	26,187	106	39,623	168	(13,436)	(34)
Others	(1,677)	(7)	(1,887)	(8)	210	11
Inter-segment transactions	(9,182)	(37)	(17,928)	(76)	8,746	49
Continuing operations	24,605	100	23,803	101	802	3
Discontinued operations	(13)	—	(125)	(1)	112	90
Consolidated	24,592	100	23,678	100	914	4

Telco Core Income

Our consolidated telco core income amounted to Php26,076 million for the nine months ended September 30, 2023, an increase of Php458 million, or 2%, as compared with Php25,618 million in the same period in 2022, mainly due to higher EBITDA excluding MRP, partially offset by higher financing costs and provision for income tax.

The following table shows the breakdown of our consolidated telco core income by business segment for the nine months ended September 30, 2023 and 2022:

					Change
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Wireless	9,277	36	3,995	16	5,282	132
Fixed Line	25,957	99	39,522	154	(13,565)	(34)
Others	24	—	29	—	(5)	(17)
Inter-segment transactions	(9,182)	(35)	(17,928)	(70)	8,746	49
Consolidated	26,076	100	25,618	100	458	2

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php77,234 million from our Wireless business segment for the nine months ended
September 30, 2023, a decrease of Php737 million, or 1%, from Php77,971 million in the same period in 2022.

The following table summarizes our total revenues by service from our Wireless business segment for the nine months ended September 30, 2023 and 2022:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	69,650	90	70,243	90	(593)	(1)
Fixed Wireless broadband	1,242	2	1,578	2	(336)	(21)
Other services(1)	29	—	83	—	(54)	(65)
Total Wireless Service Revenues	70,921	92	71,904	92	(983)	(1)
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	6,313	8	6,067	8	246	4
Total Wireless Revenues	77,234	100	77,971	100	(737)	(1)

(1)
Includes facility service fees.

Service Revenues

Our wireless service revenues decreased by Php983 million, or 1%, to Php70,921 million for the nine months ended September 30, 2023 as compared with Php71,904 million in the same period in 2022, primarily due to lower revenues from mobile, fixed wireless broadband, and other services. As a percentage of our total wireless revenues, service revenues accounted for 92% in each of the nine months ended September 30, 2023 and 2022.

Wireless service revenues, net of interconnection costs of Php610 million, amounted to Php70,311 million for the nine months ended September 30, 2023, a decrease of Php945 million, or 1%, from Php71,256 million in the same period in 2022.

Mobile Services

Our mobile service revenues amounted to Php69,650 million for the nine months ended September 30, 2023, a decrease of Php593 million, or 1%, from Php70,243 million in the same period in 2022. Mobile service revenues accounted for 98% of our wireless service revenues in each of the nine months ended September 30, 2023 and 2022.

The following table shows the breakdown of our mobile service revenues for the nine months ended September 30, 2023 and 2022:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	55,361	79	53,943	77	1,418	3
Voice	8,750	13	10,936	16	(2,186)	(20)
SMS	4,151	6	4,431	6	(280)	(6)
Inbound roaming and others(1)	1,388	2	933	1	455	49
Total	69,650	100	70,243	100	(593)	(1)

(1)
Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and facility service fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php1,418 million, or 3%, to Php55,361 million for the nine months ended September 30, 2023 from Php53,943 million in the same period in 2022 due to higher mobile internet revenues driven mainly by the continued strength of our mobile network, as cited by Ookla as the Philippines' Best Mobile Network during the first half of 2023, and promotion of data offers such as Power All, Double Giga and Smart Signature, which cater to the needs of prepaid subscribers looking for data flexibility as consumers shift from working and studying from home to a more hybrid work and school environment, partially offset by lower mobile broadband revenues.

Data services accounted for 79% and 77% of our mobile service revenues for the nine months ended September 30, 2023 and 2022, respectively.

The following table shows the breakdown of our mobile data service revenues for the nine months ended September 30, 2023 and 2022:

					Increase (Decrease)
	2023	%	2022(1)%		Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(2)	52,501	95	50,610	94	1,891	4
Mobile broadband	2,238	4	2,573	5	(335)	(13)
Other data	622	1	760	1	(138)	(18)
Total	55,361	100	53,943	100	1,418	3

(1)
Certain amounts for the nine months ended September 30, 2022 were reclassified to conform with the current year presentation.
(2)
Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php1,891 million, or 4%, to Php52,501 million for the nine months ended September 30, 2023 from Php50,610 million in the same period in 2022, primarily due to the increase in mobility and consumer adoption of our mobile data offerings such as Power All, Double Giga, Giga Power, Magic Data, TNT's Affordaloads, and Smart Postpaid's Unli 5G plans.

Smart continues to drive Smart App, which now supports more payment solutions for top-up and SIM registration services. Smart also has Smart Live App, which provides its subscribers exclusive video access to live sports streaming such as the UAAP, PBA, PVL and NBA TV Philippines channel, as well as pay-per-view (“PPV”) concerts. In February 2023, Smart kicked off its FIBA World Cup campaign by streaming the FIBA games on the Smart Live App. Smart also launched "Live More Today" brand campaign, which helped deliver Smart's stronger brand promise and connect with its subscribers.

Mobile internet services accounted for 75% and 72% of our mobile service revenues for the nine months ended September 30, 2023 and 2022, respectively.

Mobile Broadband

Mobile broadband revenues amounted to Php2,238 million for the nine months ended September 30, 2023, a decrease of Php335 million, or 13%, from Php2,573 million in the same period in 2022, primarily due to lower mobile broadband subscriber base.

Mobile broadband services accounted for 3% and 4% of our mobile service revenues for the nine months ended September 30, 2023 and 2022, respectively.

Other Data

Revenues from our other data services, which include value-added services (“VAS”) and domestic leased lines, decreased by Php138 million, or 18%, to Php622 million for the nine months ended September 30, 2023 from Php760 million in the same period in 2022. The decrease was primarily due to lower revenues from VAS via direct carrier billing, driven by the game publishers and tollways payment provider's shift to digital payment solutions.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php2,186 million, or 20%, to Php8,750 million for the nine months ended September 30, 2023 from Php10,936 million in the same period in 2022, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. In view of these new digital solutions and to improve its voice service, Smart has been provisioning its mobile users for Voice over LTE (“VoLTE”) and Voice over Wifi (“VoWiFi”) services which route the voice calls through digital channels and offer better voice quality. Mobile voice services accounted for 13% and 16% of our mobile service revenues for the nine months ended September 30, 2023 and 2022, respectively.

Domestic voice service revenues decreased by Php1,830 million, or 18%, to Php8,066 million for the nine months ended September 30, 2023 from Php9,896 million in the same period in 2022, mainly due to lower traffic from domestic outbound voice services.

International voice service revenues decreased by Php356 million, or 34%, to Php684 million for the nine months ended September 30, 2023 from Php1,040 million in the same period in 2022 resulting from the declining trend of international inbound voice traffic due to subscribers’ shift to application-based form of communications and other OTT services.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php280 million, or 6%, to Php4,151 million for the nine months ended September 30, 2023 from Php4,431 million in the same period in 2022, mainly due to the decline in SMS volumes arising from the increased adoption of alternative messaging solutions such as OTT services, social media, and messenger application, partially offset by the increase in Application-to-Person (“A2P”) service revenues. Mobile SMS services accounted for 6% of our mobile service revenues in each of the nine months ended September 30, 2023 and 2022.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php455 million, or 49%, to Php1,388 million for the nine months ended September 30, 2023 from Php933 million in the same period in 2022 mainly due to higher revenues from inbound roaming services driven by the increase in international travel and higher revenues from other subscriber-related income.

Subscriber Base, ARPU and Churn Rates

In October 2022, R.A. No. 11934, or the SIM Registration Act took effect which mandates that all SIMs be registered. The law aims to address the proliferation of text scams in the country, as well as other crimes committed through text messages. Under the law, telecommunication companies are required to collect the full name, date of birth, complete address, gender, valid government IDs and the attestation of the end users. Smart officially launched its registration portal on December 27, 2022. The original deadline for mandatory SIM registration was April 26, 2023, which was subsequently extended until July 25, 2023. Smart registered over 52.5 million of Smart’s subscribers as at July 30, 2023.

The following table shows our mobile subscriber base as at September 30, 2023 and 2022:

			Increase (Decrease)
	2023(1)	2022	Amount	%
Mobile subscriber base(2)
Prepaid	53,105,076	65,972,119	(12,867,043)	(20)
Smart	20,494,009	25,103,659	(4,609,650)	(18)
TNT	32,611,067	40,868,460	(8,257,393)	(20)
Postpaid	2,141,054	2,023,615	117,439	6
Total mobile subscribers	55,246,130	67,995,734	(12,749,604)	(19)

(1)
In view of the SIM Registration Act, we recognize a prepaid mobile subscriber upon registration of the SIM card.
(2)
Includes mobile broadband subscribers.

The average monthly churn rates for Smart Prepaid subscribers were 3.2% and 4.6% for the nine months ended September 30, 2023 and 2022, respectively, while the average monthly churn rates for TNT subscribers were 3.5% and 4.5% for the nine months ended September 30, 2023 and 2022, respectively.

The average monthly churn rates for Postpaid subscribers were 1.4% and 1.6% for the nine months ended September 30, 2023 and 2022, respectively.

Smart launched the prepaid eSim in July 2023. Smart is the first brand to make the prepaid eSim available in the Philippines.

The following table summarizes our average monthly ARPUs for the nine months ended September 30, 2023 and 2022:

			Increase (Decrease)
	2023	2022	Amount	%
	(amounts in Php)
Prepaid
Smart	131	121	10	8
TNT	106	97	9	9
Postpaid	726	731	(5)	(1)

Average monthly ARPU is calculated by dividing gross mobile service revenues for the period, including interconnection income, but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the period.

Fixed Wireless Broadband

Revenues from our Fixed Wireless Broadband services amounted to Php1,242 million for the nine months ended September 30, 2023, a decrease of Php336 million, or 21%, from Php1,578 million in the same period in 2022 primarily due to shift in customer demand from wireless broadband to Home fiber.

Other Services

Revenues from our other services amounted to Php29 million for the nine months ended September 30, 2023, a decrease of Php54 million, or 65%, from Php83 million in the same period in 2022.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data routers, tablets and accessories. Our wireless non-service revenues increased by Php246 million, or 4%, to Php6,313 million for the nine months ended September 30, 2023 from Php6,067 million in the same period in 2022, primarily due to higher sale of postpaid mobile handsets.

Expenses

Expenses associated with our Wireless business segment amounted to Php61,342 million for the nine months ended September 30, 2023, a decrease of Php17,502 million, or 22%, from Php78,844 million in the same period in 2022. The decrease was attributable to lower expenses related to depreciation and amortization, selling, general and administrative, provisions, asset impairment and interconnection costs, partially offset by higher cost of sales and services. As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 79% and 101% for the nine months ended September 30, 2023 and 2022, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the nine months ended September 30, 2023 and 2022 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	27,865	45	32,007	41	(4,142)	(13)
Depreciation and amortization	23,376	38	36,722	46	(13,346)	(36)
Cost of sales and services	8,873	15	8,442	11	431	5
Provisions	618	1	929	1	(311)	(33)
Interconnection costs	610	1	648	1	(38)	(6)
Asset impairment	—	—	96	—	(96)	(100)
Total	61,342	100	78,844	100	(17,502)	(22)

Selling, general and administrative expenses decreased by Php4,142 million, or 13%, to Php27,865 million, primarily due to lower expenses related to rent, compensation and employee benefits, professional and other contracted services, selling and promotions, insurance and security services, and communication, training and travel, as a result of our continuous optimization efforts, partly offset by higher expenses related to repairs and maintenance, and taxes and licenses.

Depreciation and amortization charges decreased by Php13,346 million, or 36%, to Php23,376 million, mainly on account of lower depreciation due to shortened life of 3G technology-related equipment in 2022 resulting from the migration to faster speed LTE and 5G technologies, partly offset by higher amortization of capitalized leases arising from the sale and leaseback of telecom towers.

Cost of sales and services increased by Php431 million, or 5%, to Php8,873 million, primarily due to SIM registration and higher SIM printing costs, as well as higher cost of mobile handsets.

Provisions decreased by Php311 million, or 33%, to Php618 million, primarily due to lower provision for inventory obsolescence.

Interconnection costs decreased by Php38 million, or 6%, to Php610 million, primarily due to lower interconnection charges on international voice services and A2P transactions.

Asset impairment for PPE amounted to nil in 2023 as against Php96 million in 2022 due to impairment charges related to certain network equipment damaged by Typhoon Odette.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the nine months ended September 30, 2023 and 2022:

			Change
	2023	2022	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	664	1,672	(1,008)	(60)
Interest income	507	336	171	51
Foreign exchange gains (losses) – net	494	(2,918)	3,412	117
Financing costs – net	(6,668)	(7,016)	348	5
Other income – net	6,373	24,770	(18,397)	(74)
Total	1,370	16,844	(15,474)	(92)

Our Wireless business segment’s other income – net amounted to Php1,370 million for the nine months ended September 30, 2023, a decrease of Php15,474 million, or 92%, from Php16,844 million in the same period in 2022, primarily due to the combined effects of the following: (i) lower other income – net by Php18,397 million mainly due to the lower gain on sale and leaseback of telecom towers, which decreased by Php18,463 million to Php5,008 million in 2023 from Php23,471 million in 2022; (ii) lower net gains on derivative financial instruments by Php1,008 million mainly due to the lower level of depreciation of the Philippine peso relative to the U.S. dollar in 2023 as compared to 2022; (iii) higher interest income by Php171 million; (iv) lower net financing costs by Php348 million due to higher capitalized interest; and (v) net foreign exchange gains of Php494 million in 2023 as against net foreign exchange losses of Php2,918 million in 2022 mainly on account of revaluation of net foreign currency-denominated liabilities due to the lower level of depreciation of the Philippine peso relative to the U.S. dollar in 2023 as compared to 2022.

Provision for Income Tax

Provision for income tax amounted to Php4,016 million for the nine months ended September 30, 2023, an increase of Php997 million, or 33%, from Php3,019 million in the same period in 2022, primarily due to higher net income before tax, lower optional standard deduction savings from Digitel Mobile Philippines, Inc. ("DMPI") in 2023, and local tax deficiency settlement made by Smart Broadband Inc. in 2023 for which no tax benefit has been realized.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php294 million, or 2%, to Php13,246 million for the nine months ended September 30, 2023 from Php12,952 million in the same period in 2022.

EBITDA

Our Wireless business segment’s EBITDA increased by Php3,248 million, or 9%, to Php39,408 million for the nine months ended September 30, 2023 from Php36,160 million in the same period in 2022. EBITDA margin increased to 56% in the nine months ended September 30, 2023 from 50% in the same period in 2022.

Core Income

Our Wireless business segment’s core income increased by Php5,282 million to Php9,277 million for the nine months ended September 30, 2023 from Php3,995 million in the same period in 2022, mainly on account of lower depreciation and amortization, excluding depreciation of assets with reduced estimated useful life, and higher EBITDA, excluding MRP and expenses related to the sale of our telecom assets, partially offset by higher provision for income tax.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php89,727 million for the nine months ended September 30, 2023, a decrease of Php15,377 million, or 15%, from Php105,104 million in the same period in 2022.

The following table summarizes our total revenues by service from our Fixed Line business segment for the nine months ended September 30, 2023 and 2022:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	69,433	78	73,611	70	(4,178)	(6)
Voice	19,732	22	30,833	30	(11,101)	(36)
Miscellaneous	271	—	308	—	(37)	(12)
	89,436	100	104,752	100	(15,316)	(15)
Non-Service Revenues:
Sale of phone units, point-product sales and devices	291	—	352	—	(61)	(17)
Total Fixed Line Revenues	89,727	100	105,104	100	(15,377)	(15)

Service Revenues

Our fixed line service revenues decreased by Php15,316 million, or 15%, to Php89,436 million for the nine months ended September 30, 2023 from Php104,752 million in the same period in 2022, primarily due to lower revenues from our voice, data and miscellaneous services.

Fixed line service revenues, net of interconnection costs of Php7,987 million, amounted to Php81,449 million for the nine months ended September 30, 2023, a decrease of Php5,332 million, or 6%, from Php86,781 million in the same period in 2022.

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cyber security, and managed IT offerings, posted revenues of Php69,433 million for the nine months ended September 30, 2023, a decrease of Php4,178 million, or 6%, from Php73,611 million in the same period in 2022, primarily due to lower corporate data and leased lines, and ICT services, partially offset by higher revenues from home broadband services. The percentage contribution of this service segment to our fixed line service revenues accounted for 78% and 70% for the nine months ended September 30, 2023 and 2022, respectively.

The following table shows information of our data service revenues for the nine months ended September 30, 2023 and 2022:

			Increase
	2023	2022	Amount	%
	(amounts in million Php)
Data service revenues	69,433	73,611	(4,178)	(6)
Home broadband	38,073	36,367	1,706	5
Corporate data and ICT	31,360	37,244	(5,884)	(16)

Home Broadband

Home broadband data revenues amounted to Php38,073 million for the nine months ended September 30, 2023, an increase of Php1,706 million, or 5%, from Php36,367 million in the same period in 2022. This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fibr), which we are providing through the nationwide roll-out of its fiber-to-the-home (“FTTH”) network. Home broadband revenues accounted for 55% and 50% of fixed line data service revenues for the nine months ended September 30, 2023 and 2022, respectively. PLDT’s FTTH nationwide network roll-out has reached over 17.3 million homes passed as of September 30, 2023, while the number of ports has grown to about 6.2 million.

Corporate Data and ICT

Corporate data services amounted to Php26,492 million for the nine months ended September 30, 2023, a decrease of Php5,332 million, or 17%, as compared with Php31,824 million in the same period in 2022, mainly due to lower leased line revenues owing from the reduction in rate with our Wireless business. Excluding intersegment transactions, corporate data services would have increased by Php1,093 million, or 6%, to Php19,075 million for the nine months ended September 30, 2023 from Php17,982 million in the same period in 2022. Corporate data revenues accounted for 38% and 43% of our total data service revenues for the nine months ended September 30, 2023 and 2022, respectively.

ICT revenues decreased by Php552 million, or 10%, to Php4,868 million for the nine months ended
September 30, 2023 from Php5,420 million in the same period in 2022, mainly due to lower intersegment revenues with our Wireless business. Excluding intersegment transactions, ICT services would have increased by Php323 million, or 10%, to Php3,526 million for the nine months ended September 30, 2023 from Php3,203 million in the same period in 2022. The percentage contribution of this service segment to our total data service revenues accounted for 7% in each of the nine months ended September 30, 2023 and 2022.

Voice Services

Revenues from our voice services decreased by Php11,101 million, or 36%, to Php19,732 million for the nine months ended September 30, 2023 from Php30,833 million in the same period in 2022, primarily due to lower revenues from international services of PLDT Global Corporation ("PLDT Global") resulting from the transfer of load business to Wireless business segment. The percentage contribution of voice service revenues to our fixed line service revenues accounted for 22% and 30% for the nine months ended September 30, 2023 and 2022, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees. These service revenues decreased by Php37 million, or 12%, to Php271 million for the nine months ended September 30, 2023 from Php308 million in the same period in 2022.

Non-service Revenues

Non-service revenues decreased by Php61 million, or 17%, to Php291 million for the nine months ended September 30, 2023 from Php352 million in the same period in 2022, primarily due to lower point-product sales, partially offset by higher sale of WiFi mesh.

Expenses

Expenses related to our Fixed Line business segment totaled Php66,281 million for the nine months ended September 30, 2023, a decrease of Php21,233 million, or 24%, as compared with Php87,514 million in the same period in 2022. The decrease was due to lower interconnection costs, depreciation and amortization, selling, general and administrative, cost of sales and services, asset impairment and provisions. As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 74% and 83% for the nine months ended September 30, 2023 and 2022, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the nine months ended September 30, 2023 and 2022 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2023	%	2022	%	Amount	%
	(amounts in million Php)

Selling, general and administrative expenses	33,419	51	37,495	43	(4,076)	(11)
Depreciation and amortization	20,158	30	26,653	30	(6,495)	(24)
Interconnection costs	7,987	12	17,971	21	(9,984)	(56)
Provisions	2,671	4	2,751	3	(80)	(3)
Cost of sales and services	2,046	3	2,562	3	(516)	(20)
Asset impairment	—	—	82	—	(82)	(100)
Total	66,281	100	87,514	100	(21,233)	(24)

Selling, general and administrative expenses decreased by Php4,076 million, or 11%, to Php33,419 million primarily due to lower expenses related to compensation and employee benefits mainly on account of lower MRP, communication, training and travel, insurance and security services, and other expenses, partially offset by higher taxes and licenses, rent, selling and promotions, and professional and other contracted services.

Depreciation and amortization charges decreased by Php6,495 million, or 24%, to Php20,158 million, mainly driven by additional depreciation in 2022 due to change in estimated useful life of copper-based technology, resulting from the migration to FTTH, and the modernization of network equipment.

Interconnection costs decreased by Php9,984 million, or 56%, to Php7,987 million, primarily due to lower international interconnection costs of PLDT Global mainly due to the transfer of load business to Wireless business segment.

Provisions decreased by Php80 million, or 3%, to Php2,671 million, primarily due to lower provision for expected credit losses.

Cost of sales and services decreased by Php516 million, or 20%, to Php2,046 million, primarily due to lower cost of services, partly offset by higher cost of WiFi mesh.

Asset impairment for PPE amounted to nil in 2023 as against Php82 million in 2022 due to impairment charges on certain network equipment damaged by Typhoon Odette.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the nine months ended September 30, 2023 and 2022:

			Change
	2023	2022	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	1,543	2,566	(1,023)	(40)
Interest income	247	130	117	90
Foreign exchange losses – net	(492)	(4,969)	4,477	90
Equity share in net gains (losses) of associates and joint ventures	(585)	120	(705)	(588)
Financing costs – net	(5,067)	(4,472)	(595)	(13)
Other income – net	11,983	27,659	(15,676)	(57)
Total	7,629	21,034	(13,405)	(64)

Our Fixed Line business segment’s other income – net amounted to Php7,629 million for the nine months ended September 30, 2023, a decrease of Php13,405 million from Php21,034 million in the same period in 2022, primarily due to the combined effects of the following: (i) lower other income – net by Php15,676 million mainly due to lower dividend income recognized from the subsidiaries of Wireless business segment, and income from prescription of preferred shares redemption liability of Php7,839 million in 2022; (ii) lower net gains on derivative financial instruments by Php1,023 million mainly due to the lower level of depreciation of the Philippine peso relative to the U.S. dollar in 2023 as compared to 2022; (iii) equity share in net losses of associates and joint ventures of Php585 million in 2023 as against equity share in net earnings of associates and joint ventures of Php120 million in 2022; (iv) higher net financing costs by Php595 million, mainly due to higher interest rates and weighted average outstanding principal amounts, as well as lower capitalized interest; (v) higher interest income by Php117 million; and (vi) lower net foreign exchange losses by Php4,477 million on account of the revaluation of net foreign currency-denominated liabilities due to the lower level of depreciation of the Philippine peso relative to the U.S. dollar in 2023 as compared to 2022.

Provision for Income Tax

Provision for income tax amounted to Php5,466 million for the nine months ended September 30, 2023, an increase of Php824 million, or 18%, from Php4,642 million in the same period in 2022 primarily due to higher taxable income. Net income before tax in 2022 included significant non-taxable income from the dividends recognized from our Wireless subsidiaries.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php25,609 million for the nine months ended September 30, 2023, a decrease of Php8,373 million, or 25%, as compared with Php33,982 million in the same period in 2022.

EBITDA

Our Fixed Line business segment’s EBITDA decreased by Php780 million, or 2%, to Php43,630 million for the nine months ended September 30, 2023 from Php44,410 million in the same period in 2022. Conversely, EBITDA margin increased to 49% for the nine months ended September 30, 2023 from 42% in the same period in 2022.

Core Income

Our Fixed Line business segment’s core income decreased by Php13,436 million, or 34%, to Php26,187 million for the nine months ended September 30, 2023 from Php39,623 million in the same period in 2022, primarily due to lower other miscellaneous income and lower EBITDA excluding MRP.

Others

Revenues

Revenues generated from our Other business segment amounted to nil for the nine months ended September 30, 2023 and 2022.

Expenses

Expenses related to our Other business segment amounted to Php15 million for the nine months ended September 30, 2023 from Php11 million in the same period in 2022.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the nine months ended September 30, 2023 and 2022:

			Change
	2023	2022	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Interest income	6	10	(4)	(40)
Foreign exchange gains (losses) – net	(83)	76	(159)	(209)
Equity share in net losses of associates and joint ventures	(1,718)	(2,085)	367	18
Other income – net	3	577	(574)	(99)
Total	(1,792)	(1,422)	(370)	(26)

Our Other business segment’s other expenses – net amounted to Php1,792 million for the nine months ended September 30, 2023, an increase of Php370 million, or 26%, from Php1,422 million in the same period in 2022, primarily due to the combined effects of the following: (i) lower other income – net by Php574 million mainly due to MIH gain on dilution in 2022; (ii) net foreign exchange losses of Php83 million in 2023 as against net foreign exchange gains of Php76 million in 2022; and (iii) lower equity share in net losses of associates and joint ventures by Php367 million mainly due to lower equity share in net losses in MIH.

Net Loss

As a result of the foregoing, our Other business segment registered a net loss of Php1,807 million for the nine months ended September 30, 2023, higher by Php452 million, or 33%, from Php1,355 million in the same period in 2022.

Core Loss

Our Other business segment’s core loss amounted to Php1,677 million for the nine months ended September 30, 2023, a decrease of Php210 million, or 11%, from Php1,887 million in the same period in 2022.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the nine months ended September 30, 2023 and 2022, as well as our consolidated capitalization and other consolidated selected financial data as at September 30, 2023 and December 31, 2022:

	Nine months ended September 30,
	2023	2022
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	65,838	53,283
Net cash flows used in investing activities	(51,858)	(26,390)
Payment for purchase of property and equipment, including capitalized interest	(66,827)	(79,181)
Net cash flows used in financing activities	(17,530)	(31,827)
Net decrease in cash and cash equivalents	(3,739)	(4,097)

	September 30,	December 31,
	2023	2022
	(amounts in million Php)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	242,910	217,288

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	29,344	32,292
Total interest-bearing financial liabilities	272,254	249,580
Total equity attributable to equity holders of PLDT	112,140	108,727
	384,394	358,307

Other Selected Financial Data
Total assets	632,713	624,162
Property and equipment	315,436	292,745
Cash and cash equivalents	21,472	25,211
Short-term investments	272	383

Our consolidated cash and cash equivalents and short-term investments totaled Php21,744 million as at
September 30, 2023. Principal sources of consolidated cash and cash equivalents in 2023 were cash flows from operating activities amounting to Php65,838 million, proceeds from availment of long-term debt of Php35,000 million, proceeds from disposal of property of equipment of Php14,263 million, mainly proceeds from the sale and leaseback of telecom towers, interest received of Php706 million and proceeds from maturity of short-term investments of Php440 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php66,827 million; (2) cash dividends paid of Php23,313 million; (3) short-term and long-term debt principal and interest payments of Php12,975 million and Php6,831 million, respectively;
(4) settlement of obligations under lease liabilities of Php7,993 million; and (5) settlement of derivative financial instruments of Php1,042 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php21,459 million as at
September 30, 2022. Principal sources of consolidated cash and cash equivalents for the nine months ended September 30, 2022 were proceeds from disposal of property of equipment of Php54,513 million, mainly proceeds from the sale and leaseback of telecom towers, cash flows from operating activities amounting to Php53,283 million, proceeds from availment of short-term and long-term debts of Php10,000 million and Php5,000 million, respectively, proceeds from the release of preferred redemption fund of Php7,839 million and proceeds from maturity of short-term investments of Php7,454 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php79,181 million; (2) cash dividend payment of Php25,231 million; (3) long-term debt principal and interest payments of Php15,544 million and Php6,590 million, respectively; (4) payment for purchase of short-term investments of Php6,466 million; (5) settlement of obligations under lease liabilities of Php5,927 million; (6) payment for acquisition of investments in associates and joint ventures of Php3,303 million, mainly PLDT Communications and Energy Ventures, Inc.’s (“PCEV”) additional investment in MIH’s preferred shares; and (7) payment of short-term debt of Php2,000 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php12,555 million, or 24%, to Php65,838 million for the nine months ended September 30, 2023 from Php53,283 million in the same period in 2022 primarily due to lower prepayments, higher operating income, lower payments of pension and other employee benefits, lower inventories, and lower income taxes paid, partially offset by higher level of settlement of accounts payable, and accrued expenses and other current liabilities.

Cash flows provided by operating activities of our Wireless business segment increased by Php28,876 million to Php49,727 million for the nine months ended September 30, 2023 from Php20,851 million in the same period in 2022, primarily due to lower level of settlement of accounts payable, lower prepayments, higher operating income and lower income taxes paid, partially offset by lower level of collection of accounts receivable and higher level of settlement of accrued expenses and other current liabilities. Cash flows provided by operating activities of our Fixed Line business segment decreased by Php6,925 million, or 16%, to Php35,190 million for the nine months ended September 30, 2023 from Php42,115 million in the same period in 2022, primarily due to higher level of settlement of accrued expenses and other current liabilities, and accounts payable, partially offset by lower prepayments, lower payments of pension and other employee benefits, higher level of collection of accounts receivable, and lower inventories. Cash flows used in operating activities of our Other business segment amounted to Php985 million for the nine months ended September 30, 2023 as against cash flows provided by operating activities of Php2,340 million in the same period in 2022, primarily due to higher level of settlement of accounts payable and lower level of collection of receivables.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php51,858 million for the nine months ended September 30, 2023, an increase of Php25,468 million, or 97%, from Php26,390 million in the same period in 2022, primarily due to the combined effects of the following: (1) lower proceeds from disposal of property and equipment by Php40,250 million, mainly proceeds from the sale and leaseback of telecom towers; (2) lower payment for purchase of property and equipment, including capitalized interest, by Php12,354 million; (3) lower net proceeds from maturity of short-term investments by Php877 million; and (4) lower payment for acquisition of investments in associates and joint ventures by Php3,231 million, mainly PCEV’s additional investment in MIH’s preferred shares in 2022.

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2023 totaled Php66,827 million, a decrease of Php12,354 million, or 16%, as compared with Php79,181 million in the same period in 2022. Smart’s payment for purchase of property and equipment, including capitalized interest, increased by Php3,173 million, or 9%, to Php39,802 million for the nine months ended September 30, 2023 from Php36,629 million in the same period in 2022. Smart’s capex spending was primarily focused on LTE (4G) coverage and capacity expansion, and rollout of new sites and 5G base stations in key business areas and dense communities nationwide. PLDT’s payment for purchase of property and equipment, including capitalized interest, decreased by Php15,576 million, or 39%, to Php24,688 million for the nine months ended September 30, 2023 from Php40,264 million in the same period in 2022. PLDT’s capex spending was used to finance fixed line install, rollout, expansion and modernization of fiber optic transport network and backbone resiliency, and expansion of our international submarine cable network. The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php17,530 million for the nine months ended September 30, 2023, a decrease of Php14,297 million, or 45%, from Php31,827 million in the same period in 2022, primarily due to the combined effects of the following: (1) higher proceeds from availment of long-term debt by Php30,000 million; (2) lower payment of long-term debt by Php6,569 million; (3) lower cash dividends paid by Php1,918 million; (4) higher settlement of obligations under lease liabilities by Php2,066 million; (5) proceeds from the release of preferred shares redemption fund of Php7,839 million in 2022; and (6) payment of short-term debt of Php4,000 million in 2023 as against net proceeds from availment of short-term debt of Php8,000 million in 2022.

Debt Financing

Proceeds from availment of long-term debt for the nine months ended September 30, 2023 amounted to Php35,000 million mainly from PLDT, Smart and ePLDT’s drawings related to financing of capital expenditure requirements. Payments of principal amounted to Php12,975 million while payments of interest on our total debt amounted to Php6,820 million for the nine months ended September 30, 2023.

Our consolidated long-term and short-term debts increased by Php22,674 million, or 9%, to Php272,254 million as at September 30, 2023 from Php249,580 million as at December 31, 2022 primarily due to drawings from our long-term facilities, partially offset by debt amortizations and the revaluation of foreign currency-denominated debt. As at September 30, 2023, PLDT’s long-term and short-term debt level increased by Php10,080 million, or 6%, to Php166,896 million from Php156,816 million as at December 31, 2022, Smart’s long-term and short-term debt level increased by Php9,615 million, or 10%, to Php102,380 million from Php92,764 million as at December 31, 2022, and ePLDT's long-term debt level at Php2,978 million.

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements for a more detailed discussion of our long-term and short-term debts.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

As at September 30, 2023 and 2022, we are in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying unaudited consolidated financial statements for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flows from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these from external sources if we consider it prudent to do so.

The following table shows the dividends declared to shareholders for the nine months ended September 30, 2023 and 2022:

	Date			Amount
Class	Approved(1)	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
For the nine months ended September 30, 2023
Common
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45	9,722
	August 3, 2023	August 17, 2023	September 4, 2023	49	10,587
Special Dividend	March 23, 2023	April 11, 2023	April 24, 2023	14	3,025

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12
	August 3, 2023	August 19, 2023	September 15, 2023	—	12

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
	August 29, 2023	September 13, 2023	October 15, 2023	—	2
Charged to Retained Earnings					23,378

For the nine months ended September 30, 2022
Common
Regular Dividend	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
	August 4, 2022	August 18, 2022	September 5, 2022	47	10,155
Special Dividend	August 4, 2022	August 18, 2022	September 5, 2022	28	6,050

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 25, 2022	February 21, 2022	March 15, 2022	—	12
	May 5, 2022	May 20, 2022	June 15, 2022	—	13
	August 4, 2022	August 19, 2022	September 15, 2022	—	12

Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
	June 14, 2022	June 30, 2022	July 15, 2022	—	2
	August 24, 2022	September 15, 2022	October 15, 2022	—	3
Charged to Retained Earnings					25,324

(1)
Dividends were declared based on total amount paid up.

Our dividends declared after September 30, 2023 are as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	November 7, 2023	November 22, 2023	December 15, 2023	—	12
Charged to Retained Earnings					12

(1) Dividends were declared based on total amount paid up.

See Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Changes in Financial Conditions

Assets

Our total assets amounted to Php632,713 million as at September 30, 2023, an increase of Php8,551 million, or 1%, from Php624,162 million as at December 31, 2022, primarily due to higher noncurrent assets by Php6,172 million, or 1%, and higher current assets by Php2,379 million, or 3%.

Noncurrent Assets

Property and equipment increased by Php22,691 million, or 8%, mainly due to capital expenditures, partially offset by depreciation and disposal for the period including sale to tower companies.

Right-of-use assets increased by Php1,087 million, or 4%, mainly due to the leaseback of telecom assets sold to tower companies, partially offset by depreciation for the period.

Investments in associates and joint ventures decreased by Php2,300 million, or 4%, mainly due to equity share in net losses of MIH and other associates and joint ventures.

Deferred income tax assets decreased by Php4,449 million, or 25%, mainly due to lower deferred tax on unearned revenues and pension and other employee benefits.

Goodwill and intangible assets decreased by Php159 million, mainly due to amortization of franchise and other intangibles for the period.

Other noncurrent assets decreased by Php10,698 million, or 12%, mainly due to lower advances to suppliers and contractors.

Current Assets

Cash and cash equivalents decreased by Php3,739 million, or 15%, mainly due to the combined effects of cash flows provided by operating activities of Php65,838 million, cash flows used in investing activities of Php51,858 million, and cash flows used in financing activities of Php17,530 million.

Short-term investments decreased by Php111 million, or 29%, mainly due to maturity of investments, partially offset by the purchase of short-term investments.

Inventories and supplies decreased by Php1,103 million, or 31%, mainly due to net issuances of commercial inventories.

Assets classified as held-for-sale increased by Php6,058 million, or 69%, mainly due to the completion of additional telecom assets for sale and leaseback.

Other current assets increased by Php1,274 million, or 3%, mainly due to higher current portion of input VAT, derivative financial assets and prepayments.

Liabilities

Our total liabilities amounted to Php515,424 million as at September 30, 2023, an increase of Php5,223 million, or 1%, from Php510,201 million as at December 31, 2022, primarily due to higher noncurrent liabilities by Php27,133 million, or 10%, partially offset by lower current liabilities by Php21,910 million, or 9%.

Noncurrent and current interest-bearing financial liabilities increased by Php22,674 million, or 9%, primarily due to drawings from our long-term facilities, partially offset by debt amortizations and the revaluation of foreign currency-denominated debt.

Other noncurrent liabilities increased by Php1,511 million, or 3%, primarily due to higher lease liabilities – net of current portion.

Accounts payable decreased by Php17,808 million, or 17%, primarily due to lower payables to suppliers and contractors.

Other current liabilities decreased by Php1,154 million, or 1%, primarily due to lower accrued taxes and utilities, partially offset by higher income tax payable and liabilities related to telecom towers for sale and leaseback.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 2, 2016, the PLDT Board of Directors approved the amendment of our dividend policy, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends. This was in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels. Starting in 2019, we based our dividend payout on telco core income. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings for 2016, 2017 and 2018, 60% of our telco core income for 2019, 2020, 2021 and 2022. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments amounted to Php23,313 million for the nine months ended September 30, 2023 as compared with Php25,231 million paid to shareholders in the same period in 2022.

Contractual Obligations and Commercial Commitments

Contractual Obligations

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php159,708 million and Php178,219 million as at September 30, 2023 and December 31, 2022, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Major Capital Expenditure Vendors

During the last quarter of 2022 up to the third quarter of 2023, we have engaged in discussions with the major capital expenditure vendors of PLDT and Smart regarding the status of the capital expenditure commitments and related outstanding balances. These discussions resulted in a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors, taking into consideration our program priorities and current business requirements. The significant commitment in respect of major capital expenditure vendors of PLDT and Smart amounted to about Php33,000 million, net of advances, as a result of the signing of the SMRAs in March 2023. As at September 30, 2023, the commitment related to the major capital expenditure vendors increased to about Php47,000 million, including new purchase orders issued in the first nine months of 2023, net of advances and deliveries.

Other Capital Expenditure Vendors

For the other capital expenditure vendors, we are currently in ongoing negotiations. Any adjustments as a result of these discussions shall be taken up in our consolidated financial statements as they occur.

We have no outstanding commercial commitments, in the form of letters of credit, as at September 30, 2023 and December 31, 2022.

Quantitative and Qualitative Disclosures about Market Risks

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. We also monitor the market price risk arising from all financial instruments.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at September 30, 2023 and December 31, 2022 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	September 30,	December 31,
	2023	2022
	(amounts in million Php)
Noncurrent Financial Assets
Debt instruments at amortized cost	380	573
Other financial assets – net of current portion	3,335	3,278
Total noncurrent financial assets	3,715	3,851
Noncurrent Financial Liabilities
Interest-bearing financial liabilities	228,683	201,703
Customers’ deposits	1,422	1,449
Deferred credits and other noncurrent liabilities	121	307
Total noncurrent financial liabilities	230,226	203,459

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the nine months ended September 30, 2023 and six months ended June 30, 2023:

	September 30,	June 30,
	2023	2023
	(amounts in million Php)
Profit and Loss
Interest income	733	486
Gains on derivative financial instruments – net	2,207	727
Accretion on financial liabilities	(270)	(179)
Interest on loans and other related items	(8,987)	(5,722)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	(1,245)	(740)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines for the nine months ended September 30, 2023 and 2022 were 6.6% and 5.1%, respectively. The BSP’s latest estimates indicate that the average inflation will be at 5% to 6% in 2023, while the average inflation forecast in 2024 is 2% to 4%. This is partly driven by the decline in global oil and non-oil prices. The risks to the inflation outlook are continuing constraints in the supply of key food items, the adverse impact of climate change on food and electricity prices, and the effects of potential increases in transport fares and minimum wages. Alternatively, a weaker global economic recovery may cause inflation for 2023 and 2024 to be lower than the forecasts.

PART II – OTHER INFORMATION

Class Action Suit Against PLDT

On February 6, 2023, plaintiff Sophia Olsson filed a putative class action in the United States District Court for the Central District of California (the "Court") against PLDT and certain current and former directors and officers ("U.S. Class Action"). On April 7, 2023, Ms. Olsson and another individual, Kevin Douglas, each represented by a different law firm, submitted separate motions to the Court to serve as lead plaintiff in the U.S. Class Action. On May 1, 2023, the Court granted Mr. Douglas’s motion to serve as the lead plaintiff.

On July 7, 2023, Plaintiff filed an amended complaint. The amended complaint alleges that PLDT and certain of its current and former directors and officers (collectively, the “Defendants”) made materially false and misleading statements regarding PLDT’s capital expenditures and internal controls during the period April 23, 2020 through December 19, 2022 (among other matters). The amended complaint asserts claim under Sections 10(b) and 20(a) of the United States Securities and Exchange Act of 1934 (and related rules) but does not specify the amount of the purported damages.

On October 10, 2023, PLDT and certain individual defendants filed a motion to dismiss the amended complaint on the grounds that it fails to state a claim upon which relief can be granted. Plaintiff’s opposition to the motion to dismiss is due by December 13, 2023. Any reply will be due within thirty days from receipt of the opposition.

Due to the early stage of this matter, uncertainties related to the potential amounts to be claimed by Plaintiff, and the inherent unpredictability of litigation, PLDT is unable to determine if any liability will arise or provide an estimate of any potential liability. The Company will continue to vigorously defend itself against the allegations in the amended complaint.

Proposed Acquisition of Sky Cable Corporation (“Sky Cable”)

On March 16, 2023, PLDT entered into a Sale and Purchase Agreement with Sky Vision Corporation, ABS-CBN Corporation and Lopez, Inc. for the proposed acquisition by PLDT of 100% of Sky’s total issued and outstanding capital stock for the aggregate purchase price of Php6,750 million, subject for any adjustment in accordance with the provisions in the Sale and Purchase Agreement. The closing of the transaction shall be subject to compliance with certain conditions precedent which include, among others, the termination or cessation of operations by Sky Cable of its PayTV and cable business, obtaining all applicable government approvals and clearances, obtaining all required consents and corporate actions. On closing, PLDT will pay the purchase price for 100% of Sky Cable's shares.

On March 28, 2023, PLDT filed its notice with the Philippine Competition Commission ("PCC") regarding the purchase of Sky Cable's broadband business. The decision of the PCC remains pending as of the date of this report.

Sale and Leaseback of Telecom Towers

In 2022 and in the first half of 2023, Smart and DMPI signed sale and purchase agreements with tower companies (the “TowerCos”) in connection with the sale of telecom towers and related passive telecommunications infrastructure. Concurrent with the execution of the sale and purchase agreements, Smart has also entered into Master Service Agreements (“MSA”) with the TowerCos where Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos will also be responsible for providing operations and maintenance services as well as power to the sites. The sale and leaseback will be complemented by a new tower build commitment over the next few years. The closing of the agreements are on a staggered basis depending on satisfaction of closing conditions, according to the number of towers transferred.

The proceeds of the sale will be used to prepay debt, fund major cash requirements for operations and capital expenditures resulting in debt avoidance, and pay special dividends.

Through this landmark deal, Smart and DMPI pioneered tower sharing in the Philippines and in support of the Philippine Department of Information and Communications Technology’s goal of improving tower density. In addition, this arrangement will further solidify Smart’s superior network quality, enhance customer experience and give rise to significant operating and cost efficiencies.

For updates relating to the above discussion, please see Note 9 – Property and Equipment to the accompanying unaudited consolidated financial statements in Item 7. “Financial Statements”.

Investment of PCEV in Maya Bank

On February 17, 2023, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 8.0 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

On May 30, 2023, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 2.7 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

On August 28, 2023, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 7.1 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

Cybersecurity

Pursuant to Philippine laws, the Company has notified the relevant regulatory authorities that, in the second quarter of 2023, it experienced cybersecurity attacks on its network and systems and, with the help of leading cybersecurity experts here and abroad, the Company was able to contain the effects of such cybersecurity attacks on network and systems performance. Upon detection of the incidents, the Company immediately activated relevant security protocols, and worked around the clock to protect its network and systems.

The Company is analyzing and enhancing its network and systems to introduce further security measures, and fortify its network environment. Further, it has retained external cybersecurity experts to ensure that it deploys the latest technology, and adopts global best practices to detect and prevent cybersecurity attacks.

Other Matters

For updates on matters relating to the (1) Department of Labor and Employment (“DOLE”) Compliance Order to PLDT, and other pending cases, see Note 26 – Provisions and Contingencies; and (2) Petition against the Philippine Competition Commission, see Note 11 – Investment in Associates and Joint Ventures, to the accompanying unaudited consolidated financial statements.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at September 30, 2023:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days
	(amounts in million Php)
Retail subscribers	19,829	11,485	889	198	7,257
Corporate subscribers	14,689	4,592	2,316	544	7,237
Foreign administrations	1,027	606	111	31	279
Domestic carriers	262	109	79	27	47
Dealers, agents and others	6,060	1,896	173	81	3,910
Total	41,867	18,688	3,568	881	18,730
Less: Allowance for expected credit losses	16,598
Total Receivables - net	25,269

A-1

ANNEX II – Financial Soundness Indicators

The following table shows our financial soundness indicators as at September 30, 2023 and December 31, 2022:

	2023	2022
Current Ratio(1)	0.37:1.0	0.33:1.0
Acid Test Ratio(2)	0.21:1.0	0.21:1.0
Solvency Ratio(3)	0.36:1.0	0.46:1.0
Net Debt to Equity Ratio(4)	2.25:1.0	2.08:1.0
Net Debt to EBITDA (ex-MRP) Ratio(5)	2.44:1.0	2.24:1.0
Total Debt to EBITDA Ratio(6)	2.70:1.0	2.65:1.0
Asset to Equity Ratio(7)	5.64:1.0	5.74:1.0
Total Debt to Equity Ratio(8)	81:19	82:18
Interest Coverage Ratio(9)	2.45:1.0	2.33:1.0
Net Profit Margin(10)	5%	5%
Return on Assets(11)	2%	2%
Return on Equity(12)	10%	9%
EBITDA Margin(13)	51%	48%

(1)
Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)
(2)
Acid test ratio is measured as total of cash and cash equivalents, short-term investments and trade and other receivables divided by total current liabilities.
(3)
Solvency ratio is measured as adding back non-cash expenses to the net income after tax divided by total debt (long-term debt, including current portion.)
(4)
Net Debt to equity ratio is measured as total debt (principal amount of long-term debt, including current portion, i.e., excluding debt issuance cost) less cash and cash equivalents, short-term investments and debt instruments at amortized cost divided by total equity attributable to equity holders of PLDT.
(5)
Net Debt to EBITDA ex-MRP ratio is measured as total debt (principal amount of long-term debt, including current portion, i.e., excluding debt issuance cost) less cash and cash equivalents, short-term investments and debt instruments at amortized cost divided by EBITDA, excluding MRP and expenses related to the sale of our telecom assets, for the last 12-month period.
(6)
Total Debt to EBITDA ratio is measured as total debt (principal amount of long-term debt, including current portion, i.e., excluding debt issuance cost) divided by EBITDA for the last 12-month period.
(7)
Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.
(8)
Total debt to equity ratio is the ratio between total liabilities to total equity, including non-controlling interest.
(9)
Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the year, divided by total financing cost for the last 12-month period.
(10)
Net profit margin is derived by dividing net income for the year with total revenues for the last 12-month period.
(11)
Return on assets is measured as net income for the last 12-month period divided by average total assets.
(12)
Return on Equity is measured as net income for the last 12-month period divided by average total equity attributable to equity holders of PLDT.
(13)
EBITDA margin for the period is measured as EBITDA divided by service revenues for the last 12-month period.

EBITDA for the period is measured as net income for the year excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the year.

A-2

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the third quarter of 2023 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Alfredo S. Panlilio
Alfredo S. Panlilio
President and Chief Executive Officer

Signature and Title:	/s/ Danny Y. Yu
Danny Y. Yu
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)

Date: November 7, 2023

S-1

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022 (AUDITED)

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

F-1

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2023 and December 31, 2022

(in million pesos)

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 21)	315,436	292,745
Right-of-use assets (Note 10)	29,950	28,863
Investments in associates and joint ventures (Note 11)	49,246	51,546
Financial assets at fair value through profit or loss (Note 27)	567	432
Debt instruments at amortized cost – net of current portion (Note 12)	395	596
Investment properties (Notes 6 and 13)	1,008	1,015
Goodwill and intangible assets (Note 14)	64,390	64,549
Deferred income tax assets – net (Note 7)	13,187	17,636
Derivative financial assets – net of current portion (Note 27)	93	81
Prepayments – net of current portion (Notes 18, 24 and 25)	70,519	81,053
Contract assets – net of current portion (Note 5)	516	662
Other financial assets – net of current portion (Note 27)	3,541	3,489
Other non-financial assets – net of current portion	157	166
Total Noncurrent Assets	549,005	542,833
Current Assets
Cash and cash equivalents (Note 15)	21,472	25,211
Short-term investments (Note 27)	272	383
Trade and other receivables (Note 16)	25,269	26,255
Inventories and supplies (Note 17)	2,465	3,568
Current portion of contract assets (Note 5)	1,475	1,571
Current portion of derivative financial assets (Note 27)	591	—
Current portion of debt instruments at amortized cost (Note 12)	200	—
Current portion of prepayments (Notes 18 and 24)	15,145	14,696
Current portion of other financial assets (Notes 19 and 27)	306	206
Current portion of other non-financial assets	1,684	668
	68,879	72,558
Assets classified as held-for-sale (Notes 9 and 10)	14,829	8,771
Total Current Assets	83,708	81,329
TOTAL ASSETS	632,713	624,162

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 19)	360	360
Voting preferred stock (Note 19)	150	150
Common stock (Note 19)	1,093	1,093
Treasury stock (Note 19)	(6,505)	(6,505)
Capital in excess of par value (Note 19)	130,312	130,312
Retained earnings (Note 19)	23,300	18,799
Other comprehensive loss (Note 6)	(36,570)	(35,482)
Total Equity Attributable to Equity Holders of PLDT	112,140	108,727
Noncontrolling interests (Note 19)	5,149	5,234
TOTAL EQUITY	117,289	113,961

See accompanying Notes to Consolidated Financial Statements.

F-2

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at September 30, 2023 and December 31, 2022

(in million pesos)

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Note 20)	242,910	217,288
Lease liabilities – net of current portion (Note 10)	32,839	31,958
Deferred income tax liabilities – net (Note 7)	167	204
Derivative financial liabilities – net of current portion (Note 27)	119	190
Customers’ deposits (Note 27)	2,230	2,313
Pension and other employee benefits (Note 25)	2,348	1,745
Deferred credits and other noncurrent liabilities (Notes 5 and 21)	9,719	9,501
Total Noncurrent Liabilities	290,332	263,199
Current Liabilities
Accounts payable (Note 22)	87,379	105,187
Accrued expenses and other current liabilities (Notes 23 and 26)	90,386	93,545
Current portion of interest-bearing financial liabilities (Note 20)	29,344	32,292
Current portion of lease liabilities (Note 10)	11,121	10,477
Dividends payable (Note 19)	1,911	1,821
Current portion of derivative financial liabilities (Note 27)	44	960
Income tax payable	2,364	982
	222,549	245,264
Liabilities associated with assets classified as held-for-sale (Note 10)	2,543	1,738
Total Current Liabilities	225,092	247,002
TOTAL LIABILITIES	515,424	510,201
TOTAL EQUITY AND LIABILITIES	632,713	624,162

See accompanying Notes to Consolidated Financial Statements.

F-3

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Nine Months Ended		For the Three Months Ended
	September 30,		September 30,
	2023	2022(1)	2023	2022(1)
	(Unaudited)		(Unaudited)
CONTINUING OPERATIONS
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Note 5)	149,752	145,715	50,501	49,215
Non-service revenues (Note 5)	6,604	6,419	1,817	2,132
	156,356	152,134	52,318	51,347
EXPENSES
Selling, general and administrative expenses (Note 5)	58,889	64,737	19,056	19,934
Depreciation and amortization (Notes 9 and 10)	36,044	52,756	12,094	12,061
Cost of sales and services (Note 5)	10,902	10,059	3,212	3,654
Interconnection costs	7,463	4,557	2,743	1,709
Asset impairment (Note 5)	3,289	3,858	1,142	1,513
	116,587	135,967	38,247	38,871
	39,769	16,167	14,071	12,476
OTHER INCOME (EXPENSES) – NET (Note 5)	(2,225)	19,596	(1,301)	1,616
INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	37,544	35,763	12,770	14,092

PROVISION FOR INCOME TAX (Note 7)	9,533	7,865	3,295	3,232
NET INCOME FROM CONTINUING OPERATIONS (Note 4)	28,011	27,898	9,475	10,860

NET LOSS FROM DISCONTINUED OPERATIONS (Notes 2, 4 and 8)	(13)	(125)	16	(64)
NET INCOME (Note 4)	27,998	27,773	9,491	10,796
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	27,879	27,499	9,428	10,713
Noncontrolling interests	119	274	63	83
	27,998	27,773	9,491	10,796
Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	128.83	127.08	43.56	49.52
Diluted	128.83	127.08	43.56	49.52
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	128.89	127.65	43.49	49.81
Diluted	128.89	127.65	43.49	49.81

(1)
Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of Pacific Global One Aviation Company, Inc., or PG1, effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 11 – Investments in Associates and Joint Ventures - Investments in Associates - Investment in PG1 for further discussion. See accompanying Notes to Consolidated Financial Statements.

F-4

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Nine Months Ended September 30, 2023 and 2022

(in million pesos)

	For the Nine Months Ended		For the Three Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)
NET INCOME	27,998	27,773	9,491	10,796
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	—	346	(90)	209
Net transactions on cash flow hedges:	(1,245)	(2,340)	(505)	(1,085)
Net fair value losses on cash flow hedges (Note 27)	(1,660)	(3,117)	(673)	(1,447)
Income tax related to fair value adjustments charged directly to equity (Note 7)	415	777	168	362
Net other comprehensive loss to be reclassified to profit or loss in subsequent periods	(1,245)	(1,994)	(595)	(876)
Actuarial gains on defined benefit obligations:	155	114	67	2
Remeasurement in actuarial gains (losses) on defined benefit obligations (Note 25)	155	134	67	(14)
Income tax related to remeasurement adjustments (Note 7)	—	(20)	—	16
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method (Note 11)	—	(1)	—	—
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	155	113	67	2
Total Other Comprehensive Loss – Net of Tax	(1,090)	(1,881)	(528)	(874)
TOTAL COMPREHENSIVE INCOME	26,908	25,892	8,963	9,922
ATTRIBUTABLE TO:
Equity holders of PLDT	26,791	25,619	8,897	9,831
Noncontrolling interests	117	273	66	91
	26,908	25,892	8,963	9,922

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Ended September 30, 2023 and 2022

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2023	510	1,093	(6,505)	130,312	18,799	(35,482)	108,727	5,234	113,961
Cash dividends (Note 19)	—	—	—	—	(23,378)	—	(23,378)	(25)	(23,403)
Total comprehensive income (loss):	—	—	—	—	27,879	(1,088)	26,791	117	26,908
Net income (Note 8)	—	—	—	—	27,879	—	27,879	119	27,998
Other comprehensive loss (Note 6)	—	—	—	—	—	(1,088)	(1,088)	(2)	(1,090)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	(177)	(177)
Balances as at September 30, 2023 (Unaudited)	510	1,093	(6,505)	130,312	23,300	(36,570)	112,140	5,149	117,289

Balances as at January 1, 2022	510	1,093	(6,505)	130,312	34,243	(36,437)	123,216	4,249	127,465
Transfer of pension	—	—	—	—	(83)	—	(83)	—	(83)
Balances as at January 1, 2022 (as restated)	510	1,093	(6,505)	130,312	34,160	(36,437)	123,133	4,249	127,382
Cash dividends (Note 19)	—	—	—	—	(25,324)	—	(25,324)	—	(25,324)
Total comprehensive income (loss):	—	—	—	—	27,499	(1,880)	25,619	273	25,892
Net income (Note 8)	—	—	—	—	27,499	—	27,499	274	27,773
Other comprehensive loss (Note 6)	—	—	—	—	—	(1,880)	(1,880)	(1)	(1,881)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	(177)	(177)
Acquisition and dilution of noncontrolling interests	—	—	—	—	395	—	395	171	566
Balances as at September 30, 2022 (Unaudited)	510	1,093	(6,505)	130,312	36,730	(38,317)	123,823	4,516	128,339

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2023 and 2022

(in million pesos)

	September 30,
	2023	2022
	(Unaudited)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations	37,544	35,763
Loss before income tax and noncontrolling interest from discontinued operations (Note 2)	(13)	(125)
Net income before income tax (Note 4)	37,531	35,638
Adjustments for:
Depreciation and amortization (Notes 9 and 10)	36,065	52,816
Interest on loans and other related items – net (Note 5)	7,359	6,750
Asset impairment (Note 5)	3,292	3,865
Accretion on lease liabilities (Notes 5, 10 and 28)	2,372	1,305
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	2,303	1,965
Pension benefit costs	903	1,460
Incentive plan (Notes 5 and 25)	668	1,019
Accretion on financial liabilities (Notes 5 and 20)	270	264
Amortization of intangible assets (Notes 5 and 14)	166	160
Impairment of investments (Note 11)	70	50
Gains on dilution of shares (Note 11)	—	(572)
Income from prescription of preferred redemption liability (Note 19)	—	(7,839)
Foreign exchange (gains) losses – net (Notes 5 and 27)	(34)	7,715
Gains on disposal of property and equipment (Notes 5 and 9)	(389)	(156)
Interest income (Note 5)	(734)	(476)
Gains on derivative financial instruments – net (Notes 5 and 27)	(2,207)	(4,238)
Gain on sale and leaseback of telecom towers (Note 9)	(5,008)	(23,471)
Others	(1,316)	(2,997)
Operating income before changes in assets and liabilities	81,311	73,258
Decrease (increase) in:
Inventories and supplies	2,333	(542)
Prepayments	2,009	(9,820)
Contract assets	73	(136)
Trade and other receivables	(2,203)	(2,263)
Other financial and non-financial assets	303	147
Increase (decrease) in:
Accounts payable	(8,569)	5,039
Pension and other employee benefits	(3,909)	(8,843)
Accrued expenses and other current liabilities	(3,021)	87
Customer's deposits	(83)	9
Other noncurrent liabilities	(45)	(39)
Net cash flows generated from operations	68,199	56,897
Income taxes paid	(2,361)	(3,614)
Net cash flows from operating activities	65,838	53,283

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Nine Months Ended September 30, 2023 and 2022

(in million pesos)

	September 30,
	2023	2022
	(Unaudited)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds from:
Disposal of property and equipment (Note 9)	14,263	54,513
Maturity of short-term investments	440	7,454
Redemption of investment in debt securities	—	182
Disposal of investments in associates and joint ventures (Note 11)	—	32
Interest received	706	474
Payments for:
Purchase of investment in debt securities (Note 12)	—	(281)
Acquisition of investments in associates and joint ventures (Note 11)	(72)	(3,303)
Purchase of short-term investments	(329)	(6,466)
Interest capitalized to property and equipment (Notes 5 and 9)	(1,628)	(1,387)
Purchase of property and equipment (Note 9)	(65,199)	(77,794)
(Increase) decrease in other financial and non-financial assets	(39)	186
Net cash flows used in investing activities	(51,858)	(26,390)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 20 and 28)	35,000	5,000
Availments of short-term debt (Notes 20 and 28)	—	10,000
Return of preferred shares redemption fund (Note 19)	—	7,839
Collections from derivative financial instruments (Notes 27 and 28)	—	855
Payments for:
Distribution charges on perpetual notes (Note 19)	(177)	(177)
Debt issuance costs (Notes 20 and 28)	(199)	(52)
Settlements of derivative financial instruments (Notes 27 and 28)	(1,042)	—
Short-term debt (Notes 20 and 28)	(4,000)	(2,000)
Interest – net of capitalized portion (Notes 5, 20 and 28)	(6,831)	(6,590)
Obligations under lease liabilities (Notes 10 and 28)	(7,993)	(5,927)
Long-term debt (Notes 20 and 28)	(8,975)	(15,544)
Cash dividends (Notes 19 and 28)	(23,313)	(25,231)
Net cash flows used in financing activities	(17,530)	(31,827)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(189)	837
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,739)	(4,097)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 15)	25,211	23,833
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 15)	21,472	19,736

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT, the Parent Company, or the Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. PLDT has a perpetual corporate term pursuant to Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which entitles existing corporations to have a perpetual existence, unless the corporation, upon a vote of its stockholders representing a majority of its outstanding capital stock, notifies the Philippine Securities and Exchange Commission, or Philippine SEC, that the corporation elects to retain its specific corporate term pursuant to its articles of incorporation. While PLDT’s amended Articles of Incorporation states that its corporate term is limited to 50 years from the date of incorporation on
November 28, 1928, and another term of 50 years from November 28, 1978, PLDT has not elected to retain such specific corporate term. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, a major shareholder then since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at September 30, 2023. NTT Communications and NTT DOCOMO are part of the group of companies of Nippon Telegraph and Telephone Corporation. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at September 30, 2023. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at September 30, 2023, the JG Summit Group beneficially owned approximately 11% of PLDT’s outstanding common stock.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to approximately 12%, 15% and 7%, respectively, as at September 30, 2023. See Note 19 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 14.9 million ADSs outstanding as at September 30, 2023.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multimedia services nationwide. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance. Our principal activities are discussed in
Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines. Information on our structure is provided in Note 2 – Summary of Significant Accounting Policies – Basis of Consolidation. Information on other related party relationships of the PLDT Group is provided in
Note 24 – Related Party Transactions.

Our consolidated financial statements as at September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022 were approved and authorized for issuance by the Board of Directors on November 7, 2023, as reviewed by the Audit Committee on November 6, 2023.

Amendments to the By-Laws of PLDT

On March 25, 2021, the Board of Directors approved the amendments to the By-Laws of PLDT to conform with the provision of Republic Act No. 11232 which was approved by the Philippine SEC on
September 9, 2022.

2.
Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the Philippine Financial and Sustainability Reporting Standards Council, or FSRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, and investment properties that are measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the nine months ended September 30, 2023 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at September 30, 2023 and December 31, 2022:

			September 30, 2023		December 31, 2022
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Far East Capital Limited, or FECL(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, Inc.	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
PLDT Global, Inc.	Philippines	Cross-border digital platforms and other allied services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines(a)	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
Multisys Technologies Corporation, or Multisys(b)	Philippines	Software development and IT solutions services	—	50.7	—	50.7

(a)
Ceased commercial operations.
(b)
On July 29, 2022, PLDT Global Investments Holdings, Inc., or PGIH, acquired additional 227 common shares of Multisys, thereby increasing its ownership from 45.73% to 50.72%.

			September 30, 2023		December 31, 2022
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT-related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT-related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(a)	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS(a)	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(a)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
VITRO, Inc., or Vitro(c)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT-related services	—	100.0	—	100.0
Digitel	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(d)	Philippines	Investment company	67.0	—	67.0	—
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a) Ceased commercial operations.

(c) On February 2, 2022, the Philippine SEC approved the incorporation of Vitro, a wholly-owned subsidiary of ePLDT.

(d) Ceased commercial operations. On August 9, 2022, the Philippine SEC approved MIC's application for amendment of its Articles of Incorporation to shorten its corporate term until September 30, 2023.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which PLDT obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of PLDT and to the noncontrolling interests, even if this results in the noncontrolling interests having a deficit balance.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and the impact are presented as part of other equity reserves.

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the Parent Company’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

Corona Virus, or COVID-19, Pandemic

On March 8, 2020, Presidential Proclamation No. 922 was issued, declaring a State of Public Health Emergency throughout the Philippines due to COVID-19. In a move to contain the COVID-19 pandemic, on March 12, 2020, the Office of the President of the Philippines issued a memorandum directive to impose stringent social distancing measures in the National Capital Region, or NCR, effective March 15, 2020.

A series of presidential proclamations were issued by the Office of the President declaring state of calamity due to COVID-19 throughout the Philippines until December 31, 2022. In addition, laws were enacted through Republic Acts in response to the public health emergency brought by COVID-19.

These and other measures have affected and caused disruption to businesses and economic activities, and their impacts on businesses continue to evolve. See Note 2 – Summary of Significant Accounting Policies – Leases – COVID-19 Related Rent Concessions, Note 3 – Estimating allowance for expected credit losses,
Note 5 – Income and expenses – Contract balances and Note 10 – Leases.

We have taken steps to minimize the risk of exposure of our employees to the COVID-19 disease. We have also rolled-out the vaccination program, which also covers booster doses, for our employees and their dependents and household members who were enrolled in the program.

On July 21, 2023, Proclamation No. 297, Series of 2023, was signed, lifting the State of Public Health Emergency throughout the Philippines due to COVID-19. All prior Orders, Memoranda, and issuances that were effective only during the State of Public Health Emergency are deemed withdrawn, revoked or cancelled and no longer in effect.

Total expenses related to our COVID-19 measures amounted to nil and Php354 million for the nine months ended September 30, 2023 and 2022, respectively.

Sun Prepaid Rebranding to Smart Prepaid

On October 21, 2020, Smart and DMPI entered into a Rebranding Agreement wherein Sun Prepaid subscribers were rebranded as Smart Prepaid subscribers. The brand consolidation under Smart aims to capitalize on Smart’s robust mobile data network to provide superior mobile data experience to all Sun subscribers and achieve cost efficiency in brand management. As a result of the rebranding, PLDT reassessed the useful life of the Sun Trademark arising from the acquisition of Digitel in 2011 amounting to Php4,505 million. The Sun Trademark, which had been previously projected to be of continued use and accordingly estimated to be with indefinite life, was fully amortized as at July 2021.

Post-rebranding, the ownership of Sun Prepaid subscribers remains under DMPI. Under the terms of the agreement, Smart will settle a fixed fee representing DMPI’s proportionate share on the distributed subscriber revenues. This transaction was eliminated in our consolidated financial statements.

On April 25, 2022, the Sun Postpaid subscribers were also rebranded to Smart Postpaid subscribers. This aims to provide a better postpaid experience, access to the fastest mobile data network, bigger packages and the latest devices to all Sun subscribers.

See Note 3 – Estimating useful lives of intangible assets with finite lives.

Loss of Control of PLDT over PG1

On February 28, 2022, PLDT signed a of Deed of Assignment under which investors led by Philex Mining Corporation, Metro Pacific Investments Corporation, or MPIC, and Roxas Holdings, Inc. separately acquired a total of Php44.7 million worth of equity interest of PG1 from PLDT. In addition, PG1 appointed a new director bringing the total number of directors to nine. As a result, PLDT’s ownership was diluted from 65.3% to 47.6% and retained four out of nine total board seats which resulted in a loss of control. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate. A gain on deconsolidation amounting to Php376.7 million was recognized as part of "Other Income (Expenses) – Net" in our consolidated income statement for the year ended December 31, 2022. See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in PG1.

Investment of PGIH in PCEV

On March 22, 2022, the PGIH Board of Directors approved the investment of US$20 million in the common stock of PCEV at a subscription price of Php13 thousand per share to participate in the growth of the Voyager Innovations, Inc., or Voyager, business.

On April 11, 2022, PGIH remitted US$20 million, or Php1,031 million, to PCEV as deposit for future subscription pending the application of approval of Philippine SEC on PCEV's for capital increase.

Investment in Class C Convertible Preference Shares in Maya Innovations Holdings, Pte. Ltd. or MIH (formerly Voyager Innovations Holdings Pte. Ltd.)

On April 7, 2022, PCEV participated in the new round of fundraise for MIH amounting to US$62 million. Leading the round was the new investor SIG Venture Capital. Also participating in the round were the other existing shareholders Kohlberg Krans Roberts & Co., Inc., or KKR, Tencent Holdings Limited, or Tencent, International Finance Corporation, or IFC, IFC EAF and IFC Financial Institutions Growth Fund, as well as new investors including Singapore-based global investor EDBI and investment holding company, First Pacific. Thereafter, PCEV’s ownership in MIH was diluted from 38.45% to 36.82%.

MIH raised US$210 million in new funds propelling MIH’s valuation to nearly US$1.4 billion. MIH used the fresh funds to support the launch and acceleration of digital banking services powered by Maya Bank and other new services such as crypto, to be seamlessly integrated and offered across Maya’s consumer and enterprise platforms.

On August 12, 2022, a new investor signed a subscription agreement with MIH resulting in further dilution of PCEV's equity interest from 36.82% to 36.63%. See related disclosures on gain on dilution on
Note 5 – Other Income (Expenses).

Smart Broadband, Inc.’s Franchise Extended for another 25 Years

On April 8, 2022, the Philippine President approved Republic Act No. 11678, an act renewing for another
25 years of the franchise granted to SBI from November 11, 2022 to November 11, 2047. This allows SBI to continue constructing, installing, establishing, maintaining, leasing and operating wire and/or wireless telecommunication systems throughout the Philippines.

Acquisition of Additional Interest in Multisys Technologies Corporation, or Multisys

On July 29, 2022, PGIH acquired additional 227 common shares of Multisys from the existing holder, representing a 4.99% interest, for a total consideration of Php248 million, of which Php100 million was paid on the same day. In August 2022, PGIH paid Php136 million and the remaining balance of Php12 million is still outstanding as at September 30, 2023. As of and following this acquisition, PGIH owns 2,307 common shares representing 50.72% equity interest in Multisys, which is considered a controlling interest, and in accordance with the Restated Shareholders’ Agreement that the parties signed on the same date, PGIH is entitled to nominate three out of the five directors in Multisys who shall manage and control the operation of Multisys. Consequently, the results of operations and financial position of Multisys are consolidated with the PLDT Group starting in the fourth quarter of 2022.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Acquisition of Additional Interest in Multisys/Business Combination.

Proposed Acquisition of Sky Cable Corporation, or Sky Cable

On March 16, 2023, PLDT entered into a Sale and Purchase Agreement with Sky Vision Corporation, ABS-CBN Corporation and Lopez, Inc. for the proposed acquisition by PLDT of 100% of Sky Cable Corporations’ total issued and outstanding capital stock, for the aggregate purchase price of Php6,750 million subject for any adjustment in accordance with the provisions in the Sale and Purchase Agreement. The closing of the transaction shall be subject to compliance with certain conditions precedent which include, among others, the termination or cessation of operations by Sky Cable of its PayTV and cable business, obtaining all applicable government approvals and clearances, obtaining all required consents and corporate actions. On closing, PLDT will pay the purchase price for 100% of Sky Cable's shares.

On March 28, 2023, PLDT filed a notice with the Philippine Competition Commission, or PCC, regarding the purchase of Sky Cable’s broadband business. The decision of PCC remains pending as of the date of this report.

Discontinued Operations

In 2022, ePLDT started winding down certain of its subsidiaries and is expected to be completed in 2023. For the business exit plan, a cross functional team was created composed of employees and leaders from ePLDT and subsidiaries. Consequently, the operations of the discontinued ePLDT subsidiaries were classified as discontinued operations.

The results of the operations of the discontinued ePLDT subsidiaries, net of intercompany transactions, for the nine months ended September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Revenues	107	764
Expenses:
Compensation and employee benefits	120	375
Depreciation and amortization (Notes 3, 9 and 10)	21	60
Taxes and licenses	13	11
Repairs and maintenance	12	54
Professional and other contracted services	6	11
Cost of services	3	327
Asset impairment	3	7
Insurance and security services	2	9
Communication, training and travel	2	10
Selling and promotions	—	12
Others	(9)	7
	173	883
Net operating loss	(66)	(119)

Other income (expenses):
Foreign exchange gains – net	6	—
Interest income	1	—
Financing costs	(1)	(8)
Others	47	2
	53	(6)
Loss before income tax from discontinued operations	(13)	(125)
Provision for income tax (Notes 3 and 7)	—	—
Loss after tax from discontinued operations (Note 8)	(13)	(125)
Loss per share (Note 8):
Basic – Income from discontinued operations	(0.06)	(0.57)
Diluted – Income from discontinued operations	(0.06)	(0.57)

ePLDT is in the process of determining the disposal of the remaining assets of the discontinued ePLDT subsidiaries, whether to repurpose the assets or to dispose by sale. As at September 30, 2023 and
December 31, 2022, below are the assets and liabilities of the discontinued ePLDT subsidiaries, net of intercompany transactions, which are included in our consolidated statements of financial position:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Assets:
Property and equipment (Notes 3 and 10)	1	11
Right-of-use assets (Notes 3 and 10)	16	77
Deferred income tax assets – net (Note 7)	1	1
Goodwill and intangible assets	56	56
Other financial assets – net of current portion	18	15
Cash and cash equivalents	168	240
Short-term investments	9	9
Other assets	115	326
	384	735
Liabilities:
Accounts payable	52	108
Accrued expenses and other current liabilities	254	554
Current portion of lease liabilities	5	78
Income tax payable	4	4
	315	744
Net assets (liabilities) directly associated with disposal group	69	(9)

The net cash flows generated by (used in) the discontinued ePLDT subsidiaries, net of intercompany transaction for the nine months ended September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Operating activities	(56)	(46)
Investing activities	25	(13)
Financing activities	(49)	(45)
Net effect of foreign exchange rate changes on cash and cash equivalents	8	1
Net cash outflows	(72)	(103)

Amended Standards

The accounting policies adopted are consistent with those of the previous financial year, except that we have adopted the following amended standards starting January 1, 2023:

•
Amendments to PAS 1, Presentation of Financial Statements and PFRS Practice Statement 2, Making Materiality Judgments, Disclosure of Accounting Policies

The amendments provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by:

a.
Replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies; and
b.
Adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

We are currently assessing the impact of the amendments to our disclosures on accounting policies.

•
Amendments to PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Accounting Estimates

The amendments introduce a new definition of accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amendments clarify that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments will have no significant impact on our consolidated financial statements.

•
Amendments to PAS 12, Income Taxes, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the initial recognition exception under PAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense).

The amendments will have no impact on our consolidated financial statements.

Summary of Material Accounting Policies

The following is the summary of material accounting policies we applied in preparing our consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument within the scope of PFRS 9 is measured at fair value with the changes in fair value recognized in profit or loss. In accordance with PFRS 9, other contingent consideration that is not within the scope of PFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but has no control or joint control of those policies. The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity. Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes directly attributable transaction costs. The details of our investments in associates are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statements reflect our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is included under “Other income (expenses)” in our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and net of the noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statements.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in our consolidated financial statements.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

•
Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation in accordance with the PFRS applicable to the particular assets, liabilities and transactions.
•
Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in
Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. Our investment in the joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate with no remeasurement.

Current Versus Noncurrent Classifications

We present assets and liabilities in our consolidated statements of financial position based on current or noncurrent classification.

An asset is current when it is:

•
Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•
Held primarily for the purpose of trading;
•
Expected to be realized within twelve months after the reporting period; or
•
Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

•
It is expected to be settled in the normal operating cycle;
•
It is held primarily for the purpose of trading;
•
It is due to be settled within twelve months after the reporting period; or
•
There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

The terms of the liquidity that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and noncurrent liabilities, respectively.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine Peso, which is also the Parent Company’s functional currency. The Philippine Peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the separate financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under the PLDT Group (except for the subsidiaries discussed below) is the Philippine Peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of the FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries and Chikka and certain of its subsidiaries is the U.S. Dollar; the functional currency of Chikka Pte. Ltd., or CPL, is the Singaporean Dollar; and the functional currency of PLDT Malaysia Sdn Bhd is the Malaysian Ringgit. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate as at reporting date.

Assets Classified as Held-for-Sale

We classify assets as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held-for-sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held-for-sale.

Assets and liabilities classified as held-for-sale are presented separately as current items in the consolidated statement of financial position.

Additional disclosures are provided in Note 9 – Property and Equipment – Sale and Leaseback of Telecom Towers and Note 10 – Leases. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Financial Instruments

Financial Instruments – Initial recognition and subsequent measurement

Classification of financial assets

Financial assets are classified in their entirety based on the contractual cash flows characteristics of the financial assets and our business model for managing the financial assets. We classify our financial assets into the following measurement categories:

•
Financial assets measured at amortized cost;
•
Financial assets measured at FVPL;
•
Financial assets measured at fair value through other comprehensive income, or FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•
Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, a solely payments of principal and interest, or SPPI, test needs to be initially performed in order to determine whether the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed. Otherwise, if the debt financial asset failed the test, such will be measured at FVPL.

In making the assessment, we determine whether the contractual cash flows are consistent with a basic lending arrangement, i.e., interest includes consideration only for the time value of money, credit risk and other basic lending risks and costs associated with holding the financial asset for a particular period of time. In addition, interest can include a profit margin that is consistent with a basic lending arrangement. The assessment as to whether the cash flows meet the SPPI test is made in the currency in which the financial asset is denominated. Any other contractual terms that introduce exposure to risks or volatility in the contractual cash flows that is unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

Business model

Our business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. Our business model does not depend on management’s intentions for an individual instrument.

Our business model refers to how we manage our financial assets in order to generate cash flows. Our business model determines whether cash flows will result from collecting contractual cash flows, collecting contractual cash flows and selling financial assets or neither.

Financial assets at amortized cost

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR. The amortization is included in ‘Other income (expenses) – net’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset. Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, portions of short-term investments, trade and other receivables, and portions of other financial assets as at September 30, 2023 and December 31, 2022. See Note 12 – Debt Instruments at Amortized Cost,
Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Financial assets at FVOCI (debt instruments)

A financial asset is measured at FVOCI if: (i) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at fair value. Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity. Impairment losses or reversals, interest income and foreign exchange gains and losses are recognized in profit and loss. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. This reflects the gain or loss that would have been recognized in profit or loss upon derecognition if the financial asset had been measured at amortized cost. Impairment is measured based on the expected credit loss, or ECL, model.

As at September 30, 2023 and December 31, 2022, there were no financial assets at FVOCI (debt instruments) with recycling of cumulative gains or losses.

Financial assets at FVPL

Financial assets at FVPL are measured at fair value. Included in this classification are derivative financial assets, equity investments held for trading and debt instruments with contractual terms that do not represent solely payments of principal and interest. Financial assets held at FVPL are initially recognized at fair value, with transaction costs recognized in our consolidated income statements as incurred. Subsequently, they are measured at fair value and any gains or losses are recognized in our consolidated income statements.

Additionally, even if the asset meets the amortized cost or the FVOCI criteria, we may choose at initial recognition to designate the financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) that would otherwise arise from measuring financial assets on a different basis.

Trading gains or losses are calculated based on the results arising from trading activities of the PLDT Group, including all gains and losses from changes in fair value for financial assets and financial liabilities at FVPL, and the gains or losses from disposal of financial investments.

Our financial assets at FVPL include portions of short-term investments, derivative financial assets, equity investments and redemption trust fund as at September 30, 2023 and December 31, 2022.
See Note 27 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Financial liabilities are subsequently measured at amortized cost, except for the following:

•
Financial liabilities measured at FVPL;
•
Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when we retain continuing involvement;
•
Financial guarantee contracts;
•
Commitments to provide a loan at a below-market interest rate; and
•
Contingent consideration recognized by an acquirer in accordance with PFRS 3.

A financial liability may be designated at FVPL if it eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) or:

•
If a host contract contains one or more embedded derivatives; or
•
If a group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

Where a financial liability is designated at FVPL, the movement in fair value attributable to changes in our own credit quality is calculated by determining the changes in credit spreads above observable market interest rates and is presented separately in other comprehensive income.

Our financial liabilities at FVPL include derivative financial liabilities and liability from redemption of preferred stock as at September 30, 2023 and December 31, 2022. See Note 19 – Equity – Redemption of Preferred Stock, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable, certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at September 30, 2023 and December 31, 2022. See Note 10 – Leases, Note 20 – Interest-bearing Financial Liabilities,
Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets. Reclassifications shall be applied prospectively and any previously recognized gains, losses or interest shall not be restated. We do not reclassify our financial liabilities.

We do not reclassify our financial assets when:

•
A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;

•
A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•
There is a change in measurement on credit exposures measured at FVPL.

Offsetting of Financial Instruments

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts; and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. We assess that it has a currently enforceable right of offset if the right is not contingent on a future event and is legally enforceable in the normal course of business, event of default, and event of insolvency or bankruptcy of the Group and all of the counterparties.

Impairment of Financial Assets

We recognize ECL for debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on financial assets at FVPL.

ECLs are measured in a way that reflects the following:

•
An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
•
The time value of money; and
•
Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL – not credit impaired

For credit exposures where there have not been significant increases in credit risk since initial recognition and that are not credit-impaired upon origination, the portion of lifetime ECLs that represent the ECLs that result from default events that are possible within the 12-months after the reporting date are recognized.

Stage 2: Lifetime ECL – not credit-impaired

For credit exposures where there have been significant increases in credit risk since initial recognition on an individual or collective basis but are not credit-impaired, lifetime ECLs representing the ECLs that result from all possible default events over the expected life of the financial asset are recognized.

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred. For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted EIR to the amortized cost of the financial asset.

Loss Allowances

Loss allowances are recognized based on 12-month ECL for debt instruments that are assessed to have low credit risk at the reporting date. A financial asset is considered to have low credit risk if:

•
The financial instrument has a low risk of default;
•
The counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and
•
Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt instrument to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowances recognized in the period is impacted by a variety of factors, as described below:

•
Transfers between Stage 1 and Stage 2 and 3 due to the financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12-month and lifetime ECL;
•
Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;
•
Impact on the measurement of ECL due to changes in probability of defaults, or PDs, loss given defaults, or LGDs, and exposure at defaults, or EADs, in the period, arising from regular refreshing of inputs to models;
•
Impacts on the measurement of ECL due to changes made to models and assumptions;
•
Unwinding of discount within ECL due to passage of time, as ECL is measured on a present value basis; and
•
Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Write-off Policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, and we have exhausted all practical recovery efforts and concluded that we have no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. We write-off an account when all of the following conditions are met:

•
The asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:
a)
No properties of the counterparty could be attached
b)
The whereabouts of the counterparty cannot be located
c)
It would be more expensive for the Group to follow-up and collect the amount, hence we have ceased enforcement activity, and
d)
Collections can no longer be made due to insolvency or bankruptcy of the counterparty;
•
Expanded credit arrangement is no longer possible;
•
Filing of legal case is not possible; and
•
The account has been classified as ‘Loss’.

Simplified Approach

The simplified approach, where changes in credit risk are not tracked and loss allowances are measured at amounts equal to lifetime ECL, is applied to ‘Trade and other receivables’ and ‘Contract assets’. We have established a provision matrix for billed trade receivables and a vintage analysis for contract assets and unbilled trade receivables that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in consolidated income statement.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in consolidated income statement.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rates. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statements.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in our consolidated income statements as financing cost. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statements.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in our consolidated income statements.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in our consolidated income statements.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.
See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap, and long-term foreign currency options agreement to hedge our foreign exchange exposure on certain outstanding loan balances. See Note 27 – Financial Assets and Liabilities.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repairs and maintenance costs are recognized as expense as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, the estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in consolidated income statement.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred. Capitalization of borrowing costs shall be suspended during extended periods in which it suspends active development of a qualifying asset. Borrowing costs are capitalized until the assets are substantially completed for their intended use or sale.

All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment and right-of-use asset. The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense. See Note 10 – Leases and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use. The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statements when the asset is derecognized.

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use, or VIU. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statements.

For assets, excluding goodwill and intangible assets with indefinite useful life, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statements. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, right-of-use, or ROU, assets, and intangible assets with finite useful lives

For property and equipment and ROU assets, we assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. For intangible assets with finite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired.
See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment, Note 10 – Leases and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statements.
See Note 11 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statements. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Debt Instruments at Amortized Cost

Debt instruments at amortized cost includes investment in debt securities that consists of time deposits and government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized under “Other income (expenses) – net – Interest income” in our consolidated income statements.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, assets classified as held-for-sale and non-financial assets such as investment properties and pension plan assets, at fair value at each reporting date. The fair values of investment properties are disclosed in Note 13 – Investment Properties. The fair values of the pension plan assets are disclosed in Note 25 – Pension and Other Employee Benefits. The fair values of financial instruments measured at amortized cost are disclosed in Note 27 – Financial Assets and Liabilities.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted FVPL financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as investment properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenues from contracts with customers

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which we expect to be entitled to in exchange for those goods or services. IFRS 15 prescribes a five-step model to be followed in the recognition of revenue, wherein we take into consideration the performance obligations which we need to perform in the agreements we have entered into with our customers. Revenue is measured by allocating the transaction price, which includes variable considerations, to each performance obligation on a relative stand-alone selling price basis, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. Transaction prices are adjusted for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised goods or services to the customer and when the customer pays for that good or service will be more than one year.

When allocating the total contract transaction price to identified performance obligations, a portion of the total transaction price may relate to service performance obligations which were not satisfied or are partially satisfied as of end of the reporting period. In determining the transaction price allocated, we do not include nonrecurring charges and estimates for usage, nor do we consider arrangements with an original expected duration of one year or less.

When determining our performance obligations, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. We are a principal and record revenue on a gross basis if we control the promised goods or services before transferring them or rendering those to the customer. However, if our role is only to arrange for another entity to provide the goods or services, then we are an agent and will need to record revenue at the net amount that we retain for our agency services.

The disclosures of significant accounting judgments, estimates and assumptions relating to revenues from contracts with customers are provided in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Identifying performance obligations.

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business.

Services may be rendered separately or bundled with goods or other services. The specific recognition criteria are as follows:

i.
Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart Signature and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided from Prepaid Home WiFi, Sulit Talk, Landline Plus products, Smart, TNT and SmartBro. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected expiry of airtime load in proportion to the pattern of rights exercised by the customer if we expect to be entitled to that expired amount. If we do not expect to be entitled to an expired amount based on historical experience with the customers, then we recognize the expected expired amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided. In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average length of the customer relationship, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly services fees, recognized over the customer subscription period.

ii.
Bundled Contracts

In revenue arrangements, which involve bundled sales of mobile devices and accessories (non-service component) and telecommunication services (service component), the total transaction price is allocated based on the relative stand-alone selling prices of each distinct performance obligation. Stand-alone selling price is the price at which we sell the good or service separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the transaction price allocation. We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services do not coincide, effects of which are considered as containing a significant financing component.

Activation services and installation services for voice and data services that are not a distinct performance obligation are considered together with monthly voice and data services as a single performance obligation, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered. On the other hand, custom-built installation services provided to data services subscribers are considered a distinct separate performance obligation and is recognized when services are rendered.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized over on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing component considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate. We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the transfer of mobile device to the customer and the customer’s payment, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

Through our customer loyalty program called Giga Points, points are earned through subscription of promo, purchase of load, and payment of bill for postpaid subscribers. Points are also earned through other activities such as daily login in the Giga App. These points can be used to redeem items such as giga promos, bill rebates, content subscription, discounts, exclusive tickets, and more.

Our contract with customer for revenue-related activity includes a promise to provide future telco services or rights to third-party services in the form of earning points. We consider this revenue-related earning as performance obligation and the transaction price is allocated to each performance obligation. For earnings on non-revenue activity, we recognize a financial liability upon redemption of the points from third party partners.

iii.
International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statements. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month. We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic. We estimate the amount of variable consideration to which we are entitled and include in the transaction price some or all of the amount of variable consideration estimated arising from these agreements, unless the impact is not material.

iv.
Others

Revenues from VAS include streaming and downloading of games, music, video contents, loan services, messaging services, applications and other digital services which are only arranged for by us on behalf of third-party content providers. The amount of revenue recognized is net of content provider’s share in revenue. Revenue is recognized at a point in time upon service availment. We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized over the period that the services are performed.

Contract Balances

Contract assets

A contract asset is recognized when a performance obligation is satisfied, but the payment is conditional not only on the passage of time. The other conditions attached to realizing that recognized contract asset usually relate to the entity’s fulfillment of other performance obligations in the contract. Refer to accounting policies on impairment of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer
(i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies on impairment of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Contract liabilities and unearned revenues

A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities and unearned revenues are recognized as revenue when we perform under the contract.

Incremental costs to obtain contracts

We often give commissions and incentives to sales agents for meeting certain volumes of new connections and corresponding value of plans contracted. These costs are incremental costs to obtain a contract as we would have not incurred these costs if the contract had not been obtained. These costs are capitalized as an asset if these are expected to be recovered. Any capitalized incremental costs to obtain would be amortized and recognized as expense over customer subscription period. The capitalized incremental costs are subject to regular impairment assessment.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is identified.

Expenses

Expenses are recognized as incurred.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under Republic Act No. 7641 otherwise known as
“The Philippine Retirement Law”.

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and some of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•
Service cost;
•
Net interest on the net defined benefit asset or obligation; and
•
Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statements. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net defined benefit asset is recognized as part of “Prepayments, net of current portion” and net defined benefit obligation is recognized as part of “Pension and other employee benefits” in our consolidated statements of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach. The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Pension and Other Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart maintains a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of Republic Act No. 7641.

Accordingly, Smart accounts for its obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our consolidated income statement.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs.
See Note 25 – Pension and Other Employee Benefits – Defined Contribution Plans for more details.

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our consolidated income statement.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method. See Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits for more details.

Leases

We assess at contract inception whether the contract is, or contains, a lease that is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration.

As a Lessee. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

•
ROU assets

We recognize ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized ROU assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. ROU assets are subject to impairment. Refer to the accounting policies in Impairment of non-financial assets section.

•
Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option if reasonably certain to be exercised and payments of penalties for terminating a lease, if the lease term reflects exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•
COVID-19 Related Rent Concessions

Beginning April 1, 2021, we applied the practical expedient where rent concessions as a result of the COVID-19 pandemic that meets all of the criteria below shall not be considered as a lease modification and accounted for any change in lease payments resulting from the COVID-19 related rent concession in the same way we would account for a change that is not a lease modification, i.e., as a variable lease payment. We continued to apply this for rent concessions beyond September 30, 2021.

a)
The rent concession is a direct consequence of COVID-19;
b)
The change in lease payments results in a revised lease consideration that is substantially the same as, or less than, the lease consideration immediately preceding the change;
c)
Any reduction in lease payments affects only payments originally due on or before September 30, 2022; and
d)
There is no substantive change to other terms and conditions of the lease.

Lessors have granted forgiveness on lease payments as an effect of the COVID-19 pandemic. The rent concessions for PLDT amounted to nil and Php288 thousand for the nine months ended September 30, 2023 and 2022, respectively. The rent concessions for Smart and DMPI both amounted to nil for each of the nine months ended September 30, 2023 and 2022.

As a Lessor. Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in our consolidated income statements due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Sale and Leaseback. If we transfer an asset to another entity (the buyer-lessor) and leases that asset back from the buyer-lessor, we account for the transfer contract and the lease by applying the requirements of PFRS 16. We first apply the requirements for determining when a performance obligation is satisfied in PFRS 15 to determine whether the transfer of an asset is accounted for as a sale of that asset.

For transfer of an asset that satisfies the requirements of PFRS 15 to be accounted for as a sale of the asset, we measure the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by us. Accordingly, we recognize only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

If the transfer of an asset does not satisfy the requirements of PFRS 15 to be accounted for as a sale of the asset, we continue to recognize the transferred asset and recognize a financial liability equal to the transfer proceeds. We account for the financial liability applying PFRS 9.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in our consolidated income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our consolidated statements of comprehensive income and not in our consolidated statements of financial position.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our consolidated income statement.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT, if applicable. When VAT from sales of goods and/or services (output VAT) exceeds VAT passed on from purchases of goods or services (input VAT), the excess is recognized as payable in our consolidated statements of financial position. When input VAT exceeds output VAT, the excess is recognized as an asset in our consolidated statements of financial position to the extent of the recoverable amount.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. Unless the possibility of an outflow of resources embodying economic benefits is probable and measurable, they are disclosed in the notes to our consolidated financial statements. On the other hand, contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Segment Information

PLDT and its subsidiaries are organized into three business segments. Such business segments are the bases upon which we report our primary segment information. Financial information on business segments is presented in Note 4 – Operating Segment Information.

Events After the End of the Reporting Period

Post reporting period events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post reporting period events that are classified as non-adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity and consolidated statements of financial position.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statements on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity and consolidated statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statements of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments, that are not recognized in our consolidated income statements as required or permitted by PFRS.

Standards Issued But Not Yet Effective

The standards that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below. We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.

Effective beginning on or after January 1, 2024

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Amendments to PAS 7 Statement of Cash Flows and PFRS 7 Financial Instruments: Disclosures, Supplier Finance Arrangements

The amendments clarified the characteristics of supplier finance arrangements which involve one or more finance providers paying amounts an entity owes to its suppliers. Different terms are used to describe these arrangements, such as supply chain finance, payables finance and reverse factoring arrangements. Arrangements that are solely credit enhancements for the entity. Similarly, instruments used to settle the amounts owed directly with a supplier, for example, credit cards, are not supplier finance arrangements.

The amendments required an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including:

a.
Terms and conditions
b.
Carrying amount of supplier finance arrangement financial liabilities and the line items in which those liabilities are presented
c.
Carrying amounts of financial liabilities and the line items, for which the finance providers have already settled the corresponding trade payables
d.
The range of payment due dates for financial liabilities owed to the finance providers and for comparable trade payables that are not part of those arrangements
e.
The type and effect of non-cash changes in the carrying amounts of supplier finance arrangement financial liabilities, which prevent the carrying amounts of the financial liabilities from being comparable

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. We are currently assessing the impact the amendments will have on current practice.

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Amendments to PAS 1, Classification of Liabilities as Current or Noncurrent

The amendments clarify:

a.
That only covenants with which an entity must comply on or before reporting date will affect a liability's classification as current or non-current;
b.
That classification is unaffected by the likelihood that an entity will exercise its deferral right; and
c.
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its period.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. We are currently assessing the impact the amendments will have on current practice.

•
Amendments to PFRS 16, Lease Liability in a Sale and Leaseback

The amendments specify how a seller-lessee measures the lease liability arising in a sale and leaseback transaction in a way that it does not recognize any amount of the gain or loss that relates to the right of use retained.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. Earlier adoption is permitted, and that fact must be disclosed.

The amendments will have no significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2025

•
PFRS 17, Insurance Contracts

PFRS 17 is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, PFRS 17 will replace PFRS 4, Insurance Contracts. This new standard on insurance contracts applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply.

The overall objective of PFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in PFRS 4, which are largely based on grandfathering previous local accounting policies, PFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of PFRS 17 is the general model, supplemented by:

1.
A specific adaptation for contracts with direct participation features (the variable fee approach); and
2.
A simplified approach (the premium allocation approach) mainly for short-duration contracts.

On December 15, 2021, the FSRSC amended the mandatory effective date of PFRS 17 from January 1, 2023 to January 1, 2025. This is consistent with Circular Letter No. 2020-62 issued by the Insurance Commission which deferred the implementation of PFRS 17 by two years after its effective date as decided by the FSRSC.

PFRS 17 is effective for reporting periods beginning on or after January 1, 2025, with comparative figures required. Early application is permitted.

The standard will have no significant impact on our consolidated financial statements.

3.
Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements. Selected critical judgments and estimates applied in the preparation of the consolidated financial statements are discussed below.

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services. A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple-deliverable arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction. The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately. We account for customer contracts in accordance with PFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations. The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally two years). Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice and data services that are not custom-built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. On the other hand, installation fees of data services that are custom-built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements. We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers.

•
We are primarily responsible for fulfilling the promise to provide the specified equipment;
•
We bear inventory risk on our inventory before it has been transferred to the customer;
•
We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers; and
•
Our consideration in these contracts is the entire consideration billed to the service provider.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements. We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenues from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation. For the telecommunication service which is provided over the contract period of two or more years, revenue is recognized monthly as we provide the service because control is transferred over time. For the device, which is sold at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods. Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices. The stand-alone selling price is the price at which we sell the good or service separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective. Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.
How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;
b.
The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c.
The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments, and trade and other receivables, the business model is to collect the contractual cash flows until maturity.

PFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio and those sales are more than insignificant in value, of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•
Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•
Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty. These are instances where:

a.
The counterparty is experiencing financial difficulty or is insolvent;
b.
The counterparty is in breach of financial covenant(s);
c.
An active market for that financial assets has disappeared because of financial difficulties;
d.
Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.
It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.
Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except for financial instruments at FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates. If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due. Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received. Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk. The provision for credit losses for these financial assets is based on a 12-month ECL. The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine Peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under the PLDT Group is the Philippine Peso, except for (a) FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries and Chikka and certain of its subsidiaries, which use the U.S. Dollar; (b) CPL and AGSPL, which use the Singaporean Dollar; (c) AGS Indonesia, which uses the Indonesian Rupiah; and
(d) PLDT Malaysia Sdn Bhd, which uses the Malaysian Ringgit.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

Upon adoption of PFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets. See section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms. We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate
(e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as poles and leased circuits due to the significance of these assets to our operations. These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available. Furthermore, the periods covered by termination options are included as part of these lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Total depreciation of ROU assets from continuing operations recognized in our consolidated income statements amounted to Php4,937 million and Php4,120 million for the nine months ended September 30, 2023 and 2022, respectively, while that from discontinued operations amounted to Php19 million and Php41 million for the nine months ended September 30, 2023 and 2022, respectively. Total lease liabilities amounted to
Php43,960 million and Php42,435 million as at September 30, 2023 and December 31, 2022, respectively.
See Note 2 - Summary of Significant Accounting Policies - Discontinued Operations, Note 10 – Leases and Note 27 – Financial Assets and Liabilities.

Sale and Leaseback of Telecom Towers

The accounting for sale and leaseback transaction depends on whether the transfer of the asset qualifies as a sale. We applied judgment to determine whether the transfer of asset is accounted for as a sale based on the requirements for determining when a performance obligation is satisfied in PFRS 15. We also applied estimates and judgment in determining many aspects, among others, the passive telecom assets and land lease as unit of accounts, the fair value of the towers sold, the measurement of the ROU assets retained by us and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Assets classified as held-for-sale

The criteria for held-for-sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred and is expected to be completed in 2023. With this agreement, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, and thus are accounted for as investments in associates using the equity method.

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

Accounting for investment of PCEV in Maya Bank, Inc., or Maya Bank

The shareholders’ agreement of Voyager Finserve Corporation, or VFC, and Paymaya Finserve Corporation, or PFC, (collectively known as the Bank HoldCos) requires affirmative vote of at least one director nominated by both PCEV and MIH to direct the relevant activities of the Bank HoldCos. The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank. Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted for as joint venture.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in Maya Bank.

Assessment of loss of control over PG1

PLDT assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period. Whether or not PLDT retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control. When PLDT has less than majority of the voting rights or similar rights to an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the acquired equity interest of Philex Mining Corporation, MPIC, and Roxas Holdings, Inc. in PG1, PLDT’s ownership interest was diluted to 47.6%. In addition, PG1 appointed a new director bringing the total number of PG1 directors to nine. PLDT retained four out of nine total board seats. Consequently, as at February 28, 2022, PLDT lost its control over PG1 and accounted for its remaining interest as an investment in associate. See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PLDT in PG1.

As at September 30, 2023 and December 31, 2022, PLDT holds 47.6% interest over PG1.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare. See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures. Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each has the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained. All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in PFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with PFRS 11 given that PLDT and Globe each has the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with PAS 28. Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. See Note 11 – Investments in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have noncontrolling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at September 30, 2023 and December 31, 2022.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures. We determined material associates and joint ventures as those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at September 30, 2023 and December 31, 2022.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

We assess whether we have any uncertain tax position and applies significant judgment in identifying uncertainties over our income tax treatments. We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Leases – Estimating the incremental borrowing rate, or IBR

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable. IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness.

Our lease liabilities amounted to Php43,960 million and Php42,435 million as at September 30, 2023 and December 31, 2022, respectively. See Note 10 – Leases.

Loss of control over MIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third-party investor by the subsidiary. When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost. In determining the fair value of PLDT’s retained interest in MIH, we take into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors. We carefully assess the accounting implications of the stipulation in the shareholders’ agreements and consider whether such a transaction has been made at arm’s length.
See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in MIH.

Impairment of non-financial assets

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the VIU of the CGUs to which these assets are allocated. The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill for the key assumptions used to determine the VIU of the relevant CGUs.

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and
Note 9 – Property and Equipment.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments are separately disclosed in
Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures,

Note 13 – Investment Properties, Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of each asset are reviewed every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

In 2019, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which were the 2G technology-related equipment in preparation for the shutdown of said technology. The shutdown was part of our strategy to address increasing demand for data and data centric applications by moving to faster speed long-term evolution, or LTE, and 5G technologies. As a result, Smart recognized additional depreciation expense of Php87 million, Php1,397 million and Php1,458 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In 2020, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 3G technology-related equipment in preparation for the shutdown of said technology. The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies. Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost re-engineering initiatives. The management re-evaluated these 3G technology-related equipment in May 2022, and it was determined that the number of 3G devices in the market continued to decline resulting to low 3G traffic. Furthermore, the demands of the subscribers are shifting to LTE and 5G which offers faster high-speed data services. The remaining number of the 3G subscribers are negligible and will not result to further re-assessment of the EUL for the 3G technology assets. As a result, Smart recognized additional depreciation expense of Php9,421 million, Php1,406 million and Php3,035 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In 2022, Smart conducted an enterprise-wide network asset physical verification activity wherein certain assets have been identified, which are expected not to be utilized moving forward. As a result, Smart recognized additional depreciation expense of Php3,044 million for the year ended December 31, 2022.

In 2022, certain software and related services were upgraded as a result of IT system updates for the data link repository program of the data transformation. These replaced software and services that are due to expire to support various projects like e-load, rating and charging Online Charging System, System Application Products, value-added services and software and services related to Trident. As a result, we recognized additional depreciation expense of Php2,122 million for the year ended December 31, 2022.

In 2022, PLDT embarked on the redevelopment of its Makati Offices to transform both Ramon Cojuangco Building and Makati General Office into a modern, ecologically sustainable, and open campus-type headquarters. Part of the renovation is the moveout and modernization of network equipment. As a result, PLDT and Smart recognized additional depreciation expense of Php1,798 million and Php46 million, respectively, in the second quarter of 2022.

In addition, PLDT shortened the estimated useful life of certain network equipment as a result of technology transformation and modernization program to continuously enable the delivery and fulfillment of more advanced, more resilient and much more intelligent network to provide best quality of customer experience and continuously meet the intensified demands on infrastructure and is expected to grow exponentially in the future. The following are the 2022 PLDT initiatives:

•
PLDT stopped selling copper facilities to subscribers and stopped investing on infrastructure to Vectored Very High-Speed Digital Subscribers, or VVDSL, and migrating to Fiber Optic facilities as new offering to new subscribers. As a result, PLDT recognized additional depreciation expense amounting to
Php9,711 million in 2022.
•
PLDT continued network upgrades, and fortification of fiber optic cables to utilize better physical routes to increase the reach, capacity and network compatibility with higher bandwidth transport equipment by replacing the old existing aerial and underground fiber cables that are no longer viable as they cannot deliver and meet service requirements for our subscribers. As a result, PLDT recognized additional depreciation expense amounting to Php3,215 million in 2022.
•
PLDT replaced the legacy Optical Line Terminal, or OLT, which delivers internet connectivity to our subscriber with OLT that has more advanced and much higher capacity fiber access equipment. As a result, PLDT recognized additional depreciation expense amounting to Php786 million in 2022.
•
Both PLDT and Smart carried out the modernization of some key core network equipment and facilities through significant upgrades and expansion of hardware for more flexibility and better equipped for other functionalities. As a result, PLDT and Smart recognized additional depreciation expenses amounting to Php525 million and Php1,334 million, respectively, in 2022.
•
Furthermore, both PLDT and Smart laid out the Transport Network Transformation, a new system ready to serve the traffic of existing and incoming subscribers of fixed and wireless business with enhanced reliability, footprint and operational simplicity. This replaced the legacy network system that resulted in PLDT and Smart recognizing additional depreciation expenses amounting to Php14,128 million and Php5,074 million, respectively, in 2022.

The total depreciation and amortization of property and equipment from continuing operations amounted to Php31,107 million and Php48,668 million for the nine months ended September 30, 2023 and 2022, respectively, while that from discontinued operations amounted to Php2 million and Php19 million for the nine months ended September 30, 2023 and 2022, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php315,436 million and Php292,745 million as at September 30, 2023 and December 31, 2022, respectively. See Note 2 - Summary of Significant Accounting Policies - Discontinued Operations, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

The total amortization of intangible assets with finite lives amounted to Php166 million and Php160 million for the nine months ended September 30, 2023 and 2022, respectively. Total carrying values of intangible assets with finite lives amounted to Php1,229 million and Php1,388 million as at September 30, 2023 and
December 31, 2022, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 14 - Goodwill and Intangible Assets.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statement. Investment properties have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique while the valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers. See Note 13 – Investment Properties.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting years. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to
Php643 million and Php748 million as at September 30, 2023 and December 31, 2022, respectively. Total consolidated provision for deferred income tax amounted to Php4,749 million and Php713 million for the nine months ended September 30, 2023 and 2022, respectively. Total consolidated recognized net deferred income tax assets amounted to Php13,216 million and Php17,636 million as at September 30, 2023 and
December 31, 2022, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for ECLs

a.
Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•
Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR. The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and
•
Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.

We leverage existing risk management indicators (e.g. internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.
Inputs, assumptions and estimation techniques
•
General approach for cash in bank, short-term investments, debt securities, financial assets at FVOCI and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition. We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money. We consider the impact of the COVID-19 pandemic on the operations and financial standing of the counterparties during our assessment on significant increase in credit risk. Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under general approach are measured on a 12-month basis.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•
Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk, but instead requires the recognition of lifetime ECL. For trade receivables and contract assets, we use the simplified approach for calculating ECL. We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

We used historically observed default rates and adjusted these historical credit loss experience with forward-looking information. At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in the estimation techniques used for calculating ECL on trade and other receivables and contract assets.

•
Incorporation of forward-looking information

We incorporated forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macro-economic assumptions and probability weights for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macro-economic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

The probability weights used in the calculation of ECLs cover a range of possible outcomes and consider the severity of the impact of COVID-19 and the expected timing/duration of the recovery from the pandemic.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses on trade and other receivables from continuing operations amounted to Php3,019 million and Php3,055 million for the nine months ended September 30, 2023 and 2022, respectively, while that from discontinued operations amounted to Php3 million and Php7 million for the nine months ended September 30, 2023 and 2022, respectively. Trade and other receivables, net of allowance for expected credit losses, amounted to Php25,269 million and Php26,255 million as at September 30, 2023 and
December 31, 2022, respectively. See Note 2 - Summary of Significant Accounting Policies - Discontinued Operations, Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables.

Total provision for expected credit losses on contract assets amounted to Php180 million and Php161 million for the nine months ended September 30, 2023 and 2022, respectively. Contract assets, net of allowance for expected credit losses, amounted to Php1,991 million and Php2,233 million as at September 30, 2023 and December 31, 2022, respectively. See Note 5 – Income and Expenses – Contract Balances.

•
Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, G20 GDP and G20 inflation rates. For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous. In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable. Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes. The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.
Retail subscribers;
b.
Corporate subscribers;
c.
Foreign administrations and domestic carriers; and
d.
Dealers, agents and others

The following credit exposures are assessed individually:

•
All stage 3 assets, regardless of the class of financial assets; and
•
The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates. See Note 25 – Pension and Other Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

The net consolidated pension benefit costs from continuing operations amounted to Php903 million and Php1,445 million for the nine months ended September 30, 2023 and 2022, respectively, while that from discontinued operations amounted to nil and Php15 million for the nine months ended September 30, 2023 and 2022, respectively. The prepaid benefit costs amounted to Php4,726 million and Php1,598 million as at September 30, 2023 and December 31, 2022, respectively. The accrued benefit costs amounted to
Php436 million and Php482 million as at September 30, 2023 and December 31, 2022, respectively.
See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Pension and Other Employee Benefits.

Transformation Incentive Plan, TIP

In 2017, the Board of Directors of PLDT approved the TIP which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to our strategic and financial goals, based on the achievement of telco core income targets. The program was divided into two cycles. Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants and was released in three annual grants. Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022. TIP was administered by the ECC.

Long-term Incentive Plan, LTIP

On December 23, 2021, the ECC approved the LTIP covering two cycles from 2022 to 2026, with defined metrics based on the achievement of targets on telco core income, customer experience and sustainability. The target metrics for Sustainability are expected to capture the company’s performance in various environmental, social, and governance (ESG) materiality areas, including but not limited to, climate change action, employee and customer welfare, diversity and inclusion, cyber security and data privacy, and business ethics. Cycle 1 covers performance period from 2022 to 2024 and payout will be based on the achievement of performance targets. Cycle 2 covers performance period from 2025 and 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php668 million and Php1,019 million for the nine months ended September 30, 2023 and 2022, respectively.

The accrued incentive payable amounted to Php1,966 million and Php1,294 million as at September 30, 2023 and December 31, 2022, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,346 million and Php1,514 million as at September 30, 2023 and December 31, 2022, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. Based on management's assessment, appropriate provisions were made. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at September 30, 2023 amounted to
Php3,715 million and Php230,226 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2022 amounted to Php3,851 million and Php203,459 million, respectively. See Note 27 – Financial Assets and Liabilities.

4.
Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services. We have three reportable operating segments as follows:

•
Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global;
•
Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT and its subsidiaries; distribution of Filipino channels and content through PGNL and its subsidiaries; and software development and IT solutions provided by Multisys; and
•
Others – PCEV, PGIH, PLDT Digital and its subsidiaries, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The chief operating decision maker, which we refer to as the Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income for the period; earnings before interest, taxes, and depreciation and amortization, or EBITDA; EBITDA margin; core income and telco core income. Net income for the period is measured consistent with net income in our consolidated financial statements.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

EBITDA margin for the period is measured as EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Telco core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in MIH losses, asset sales, and depreciation resulting from change in accounting estimate. Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income, telco core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS. The segment revenues, net income, and other segment information of our reportable operating segments for the nine months ended September 30, 2023 and 2022, and as at September 30, 2023 and December 31, 2022 are as follows:

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
September 30, 2023 (Unaudited)
Revenues
External customers	76,723	79,633	—	—	156,356
Service revenues	70,410	79,342	—	—	149,752
Non-service revenues	6,313	291	—	—	6,604
Inter-segment transactions	511	10,094	—	(10,605)	—
Service revenues	511	10,094	—	(10,605)	—
Non-service revenues	—	—	—	—	—
Total revenues	77,234	89,727	—	(10,605)	156,356
Results
Depreciation and amortization	23,376	20,158	—	(7,490)	36,044
Asset impairment	618	2,671	—	—	3,289
Interest income	507	247	6	(27)	733
Equity share in net losses of associates and joint ventures	—	(585)	(1,718)	—	(2,303)
Financing costs – net	6,668	5,067	—	(1,658)	10,077
Provision for income tax	4,016	5,466	—	51	9,533
Net income (loss) / Segment profit (loss)	13,246	25,609	(1,807)	(9,037)	27,998
Continuing operations	13,246	25,609	(1,807)	(9,037)	28,011
Discontinued operations (Notes 2 and 8)	—	—	—	—	(13)
EBITDA	39,408	43,630	(15)	(7,044)	75,934
Continuing operations	39,408	43,630	(15)	(7,044)	75,979
Discontinued operations	—	—	—	—	(45)
EBITDA margin	56%	49%	—	—	51%
Core income (loss)	9,277	26,187	(1,677)	(9,182)	24,592
Continuing operations	9,277	26,187	(1,677)	(9,182)	24,605
Discontinued operations	—	—	—	—	(13)
Telco core income	9,277	25,957	24	(9,182)	26,076
Assets and liabilities
Operating assets	321,949	262,704	13,091	(27,463)	570,280
Investments in associates and joint ventures	41	42,719	6,486	—	49,246
Deferred income tax assets – net	6,133	5,508	53	1,493	13,187
Total assets	328,123	310,930	19,630	(25,970)	632,713
Operating liabilities	254,920	271,479	1,668	(12,810)	515,257
Deferred income tax liabilities	—	167	—	—	167
Total liabilities	254,920	271,646	1,668	(12,810)	515,424
Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)	27,308	28,000	—	—	55,308
(1) Net of additions subject to sale and leaseback from tower companies.

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
September 30, 2022 (Unaudited)(2)
Revenues
External customers	77,360	74,774	—	—	152,134
Service revenues	71,293	74,422	—	—	145,715
Non-service revenues	6,067	352	—	—	6,419
Inter-segment transactions	611	30,330	—	(30,941)	—
Service revenues	611	30,330	—	(30,941)	—
Non-service revenues	—	—	—	—	—
Total revenues	77,971	105,104	—	(30,941)	152,134
Results
Depreciation and amortization	36,722	26,653	—	(10,619)	52,756
Asset impairment	1,025	2,833	—	—	3,858
Interest income	336	130	10	—	476
Equity share in net gains (losses) of associates and joint ventures	—	120	(2,085)	—	(1,965)
Financing costs – net	7,016	4,472	—	(3,022)	8,466
Provision for (benefit from) income tax	3,019	4,642	(78)	282	7,865
Net income (loss) / Segment profit (loss)	12,952	33,982	(1,355)	(17,681)	27,773
Continuing operations	12,952	33,982	(1,355)	(17,681)	27,898
Discontinued operations (Notes 2 and 8)	—	—	—	—	(125)
EBITDA	36,160	44,410	(11)	(11,158)	69,342
Continuing operations	36,160	44,410	(11)	(11,158)	69,401
Discontinued operations (Notes 2 and 8)	—	—	—	—	(59)
EBITDA margin	50%	42%	—	—	48%
Core income (loss)	3,995	39,623	(1,887)	(17,928)	23,678
Continuing operations	3,995	39,623	(1,887)	(17,928)	23,803
Discontinued operations (Notes 2 and 8)	—	—	—	—	(125)
Telco core income (loss)	3,995	39,522	29	(17,928)	25,618

December 31, 2022 (Audited)
Assets and liabilities
Operating assets	310,549	257,976	10,768	(24,313)	554,980
Investments in associates and joint ventures	40	43,304	8,202	—	51,546
Deferred income tax assets – net	6,871	9,280	53	1,432	17,636
Total assets	317,460	310,560	19,023	(22,881)	624,162
Operating liabilities	246,170	272,489	1,630	(10,292)	509,997
Deferred income tax liabilities	—	204	—	—	204
Total liabilities	246,170	272,693	1,630	(10,292)	510,201
September 30, 2022 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest (Note 9)	28,442	38,830	—	—	67,272

(2) Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries.
See Note 2 - Summary of Significant Accounting Policies - Discontinued Operations and Note 11 - Investments in Associates and Joint Ventures - Investments in Associates - Investment in PG1 for further discussion.

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the nine months ended September 30, 2023 and 2022:

	September 30,
	2023	2022(1)
	(Unaudited)
	(in million pesos)
Net income from continuing operations	28,011	27,898
Net loss from discontinued operations	(13)	(125)
Consolidated net income	27,998	27,773
Add (deduct) adjustments to continuing operations:
Depreciation and amortization (Notes 9 and 10)	36,044	52,756
Financing costs – net (Note 5)	10,077	8,466
Provision for income tax (Note 7)	9,533	7,865
Equity share in net losses of associates and joint ventures (Note 11)	2,303	1,965
Amortization of intangible assets (Note 14)	166	160
Other non-recurring expenses	—	318
Foreign exchange losses (gains) – net (Notes 5)	(28)	7,715
Interest income (Note 5)	(733)	(476)
Gains on derivative financial instruments – net (Note 27)	(2,207)	(4,238)
Other income – net	(7,187)	(33,028)
Net loss on debt modification (Note 5)	—	295
Gain on dilution in MIH	—	(572)
Income from prescription of preferred shares redemption liability (Note 19)	—	(7,839)
Gain on sale and leaseback of telecom towers – gross of expenses (Note 9)	(5,008)	(23,471)
Others	(2,179)	(1,441)
Total adjustments	47,968	41,503

EBITDA from continuing operations	75,979	69,401
EBITDA from discontinued operations	(45)	(59)
Consolidated EBITDA	75,934	69,342

(1) Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective
February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries. See Note 2 - Summary of Significant Accounting Policies - Discontinued Operations and Note 11 - Investments in Associates and Joint Ventures - Investments in Associates - Investment in PG1 for further discussion.

The following table shows the reconciliation of our consolidated net income to our consolidated core income and telco core income for the nine months ended September 30, 2023 and 2022:

	September 30,
	2023	2022(1)
	(Unaudited)
	(in million pesos)
Net income from continuing operations	28,011	27,898
Net loss from discontinued operations	(13)	(125)
Consolidated net income	27,998	27,773
Add (deduct) adjustments to continuing operations:
Manpower rightsizing program, or MRP (Note 5)	1,897	4,976
Core loss (income) adjustment on equity share in net earnings (losses) of associates and joint ventures	387	(439)
Net loss on debt modification – net of amortization of debt discount/premium	133	427
Impairment of investments (Note 11)	70	50
Depreciation due to change in accounting estimate	—	17,016
Other nonrecurring expenses	—	318
Income from prescription of preferred shares redemption liability (Note 19)	—	(7,839)
Foreign exchange losses (gains) – net (Notes 5)	(34)	7,715
Net income attributable to noncontrolling interests	(119)	(274)
Gains on derivative financial instruments – net, excluding hedge costs (Note 27)	(2,386)	(4,426)
Gain on sale and leaseback of telecom towers – net of expenses of Php488 million in 2023 and Php1,140 million in 2022 (Note 9)	(4,520)	(22,331)
Net tax effect of aforementioned adjustments	1,166	712
Total adjustments	(3,406)	(4,095)

Core income from continuing operations	24,605	23,803
Core loss from discontinued operations	(13)	(125)
Consolidated core income	24,592	23,678

Core income from continuing operations	24,605	23,803
Add (deduct) adjustments:
Share in MIH losses	1,701	2,403
Gain on dilution in MIH	—	(487)
Gain on asset sales – net of tax (Note 5)	(230)	(101)
Total adjustments	1,471	1,815
Telco core income	26,076	25,618

(1) Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective
February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries. See Note 2 - Summary of Significant Accounting Policies - Discontinued Operations and Note 11 - Investments in Associates and Joint Ventures - Investments in Associates - Investment in PG1 for further discussion.

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the nine months ended
September 30, 2023 and 2022:

	September 30,
	2023		2022(1)
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Core EPS from continuing operations	113.68	113.68	109.96	109.96
Core EPS from discontinued operations	(0.06)	(0.06)	(0.57)	(0.57)
Consolidated core EPS	113.62	113.62	109.39	109.39
Add (deduct) adjustments to continuing operations:
Gain on sale and leaseback of telecom towers – net of expenses	15.97	15.97	79.05	79.05
Gains on derivative financial instruments – net, excluding hedge costs	8.28	8.28	15.36	15.36
Foreign exchange losses (gains) – net	0.12	0.12	(26.78)	(26.78)
Income from prescription of preferred redemption liability	—	—	27.21	27.21
Other non-recurring expenses	—	—	(1.10)	(1.10)
Depreciation due to change in accounting estimate	—	—	(59.07)	(59.07)
Impairment of investments	(0.32)	(0.32)	(0.23)	(0.23)
Net loss on debt modification – net of amortization of debt discount/premium	(0.47)	(0.47)	(1.48)	(1.48)
Core loss (income) adjustment on equity share in net earnings (losses) of associates and joint ventures	(1.79)	(1.79)	2.03	2.03
MRP	(6.58)	(6.58)	(17.30)	(17.30)
Total adjustments	15.21	15.21	17.69	17.69
EPS from continuing operations attributable to common equity holders of PLDT (Note 8)	128.89	128.89	127.65	127.65
EPS from discontinued operations attributable to common equity holders of PLDT (Note 8)	(0.06)	(0.06)	(0.57)	(0.57)
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	128.83	128.83	127.08	127.08

(1) Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective
February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries. See Note 2 - Summary of Significant Accounting Policies - Discontinued Operations and Note 11 - Investments in Associates and Joint Ventures - Investments in Associates - Investment in PG1 for further discussion.

The following table presents our revenues from external customers by category of products and services for the nine months ended September 30, 2023 and 2022:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Mobile	69,168	69,715
Fixed Wireless broadband	1,242	1,578
	70,410	71,293
Non-service revenues:
Sale of mobile handsets and broadband data modems	6,313	6,067
Total wireless revenues	76,723	77,360
Fixed line services
Service revenues:
Voice	18,611	16,793
Data	60,655	57,528
Miscellaneous	76	101
	79,342	74,422
Non-service revenues:
Sale of phone units, SIM cards and devices	289	271
Point-product-sales	2	81
	291	352
Total fixed line revenues	79,633	74,774
Total revenues	156,356	152,134

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the nine months ended September 30, 2023 and 2022.

5.
Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines. This is consistent with the revenue information that is disclosed for each reportable segment under PFRS 8, Operating Segments. See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers from our continuing operations for the nine months ended September 30, 2023 and 2022:

Revenue Streams	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
September 30, 2023 (Unaudited)
Type of good or service
Service revenue	70,921	89,436	—	(10,605)	149,752
Non-service revenue	6,313	291	—	—	6,604
Total revenues from contracts with customers	77,234	89,727	—	(10,605)	156,356

Timing of revenue recognition
Transferred over time	70,921	89,436	—	(10,605)	149,752
Transferred at a point time	6,313	291	—	—	6,604
Total revenues from contracts with customers	77,234	89,727	—	(10,605)	156,356

September 30, 2022 (Unaudited)
Type of good or service
Service revenue	71,904	104,752	—	(30,941)	145,715
Non-service revenue	6,067	352	—	—	6,419
Total revenues from contracts with customers	77,971	105,104	—	(30,941)	152,134

Timing of revenue recognition
Transferred over time	71,904	104,752	—	(30,941)	145,715
Transferred at a point time	6,067	352	—	—	6,419
Total revenues from contracts with customers	77,971	105,104	—	(30,941)	152,134

Remaining performance obligations are associated with our wireless and fixed line subscription contracts. As at September 30, 2023, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php38,307 million, of which we expect to recognize approximately 12% in 2023 and 88% in 2024 and onwards. As at December 31, 2022, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php47,049 million, of which we recognized approximately 55% in 2023 and expect to recognize 45% in 2024 and onwards.

Contract Balances

Contract balances as at September 30, 2023 and December 31, 2022 consists of the following:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Trade and other receivables (Note 16)	41,867	39,916
Contract assets	2,044	2,278
Contract liabilities and unearned revenues (Notes 21 and 23)	17,711	17,114

The increase in gross trade and other receivables of Php1,951 million for the nine months ended
September 30, 2023 was primarily due to lower group collection rate.

The decrease of Php234 million in contract assets for the nine months ended September 30, 2023 was due to more subscribers availing devices with cash out or amortization resulting to a lower PFRS adjustment.

The increase of Php597 million in contract liabilities and unearned revenues as at September 30, 2023 was mainly due to installation fees charged for new contracts.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the nine months ended September 30, 2023 and for the year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	45	55
Provisions	8	4
Reclassification	—	(14)
Balances at end of the period	53	45

Changes in the contract liabilities and unearned revenues accounts for the nine months ended
September 30, 2023 and for the year ended December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	17,114	13,621
Deferred during the period	95,409	123,218
Recognized as revenue during the period	(94,812)	(119,725)
Balances at end of the period	17,711	17,114

The contract liabilities and unearned revenues accounts as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Unearned revenues from prepaid contracts	5,669	5,842
Leased facilities	4,946	4,938
Short-term advances for installation services	4,927	4,180
Advance monthly service fees	2,144	2,136
Long-term advances from equipment	25	18
Total contract liabilities and unearned revenues	17,711	17,114

Contract liabilities:
Noncurrent (Note 21)	326	204
Current (Note 23)	14	5

Unearned revenues:
Noncurrent (Note 21)	7,923	7,411
Current (Note 23)	9,448	9,494

Unearned revenues on leased circuits pertain to prepayments for various leased circuit contracts.
See Note 24 – Related Party Transactions.

As at September 30, 2023, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php8,249 million and Php9,462 million, respectively, while as at December 31, 2022, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php7,615 million and Php9,499 million, respectively.

Incremental Costs to Obtain Contracts

As at September 30, 2023, the noncurrent and current portion of capitalized commissions amounted to Php5,167 million and Php1,322 million, respectively, while as at December 31, 2022, the noncurrent and current portion of capitalized commissions amounted to Php5,125 million and Php1,161 million, respectively. See Note 18 – Prepayments. The amortization of capitalized commissions amounted to Php605 million and Php3 million for the nine months ended September 30, 2023 and 2022, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses from our continuing operations for the nine months ended September 30, 2023 and 2022 consist of the following:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Repairs and maintenance (Notes 13, 17 and 24)	22,046	21,110
Compensation and employee benefits	18,719	23,866
Professional and other contracted services (Note 24)	6,111	6,901
Selling and promotions (Note 24)	4,588	4,749
Taxes and licenses	3,793	3,177
Rent (Notes 10 and 24)	1,196	1,450
Insurance and security services (Note 24)	972	1,175
Communication, training and travel (Note 24)	851	1,131
Amortization of intangible assets (Note 14)	166	160
Other expenses	447	1,018
Total selling, general and administrative expenses	58,889	64,737

Compensation and Employee Benefits

Compensation and employee benefits for the nine months ended September 30, 2023 and 2022 consist of the following:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	15,251	16,426
MRP	1,897	4,976
Pension benefit costs (Note 25)	903	1,445
Incentive plan (Note 25)	668	1,019
Total compensation and employee benefits	18,719	23,866

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales and Services

Cost of sales and services for the nine months ended September 30, 2023 and 2022 consist of the following:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Cost of mobile handsets, broadband data modems and devices (Note 17)	7,627	6,974
Cost of services (Note 17)	2,949	2,079
Cost of point-product-sales (Note 17)	326	1,006
Total cost of sales and services	10,902	10,059

Asset Impairment

Asset impairment for the nine months ended September 30, 2023 and 2022 consist of the following:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Trade and other receivables (Note 16)	3,019	3,055
Contract assets	180	161
Inventories and supplies (Note 17)	90	464
Property and equipment (Note 9)	—	178
Total Asset impairment	3,289	3,858

Other Income (Expenses) – Net

Other income (expenses) – net for the nine months ended September 30, 2023 and 2022 consist of the following:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Gain on sale and leaseback of telecom towers –gross of expenses (Note 9)	5,008	23,471
Gains on derivative financial instruments – net (Note 27)	2,207	4,238
Interest income	733	476
Gain on sale of property and equipment (Note 9)	389	156
Foreign exchange gains (losses) – net	28	(7,715)
Income from prescription of preferred shares redemption liability (Note 21)	—	7,839
Loss on debt modification(1)	—	295
Equity share in net losses of associates and joint ventures (Note 11)	(2,303)	(1,965)
Financing costs – net	(10,077)	(8,466)
Others – net (Notes 11 and 13)	1,790	1,267
Total other income (expenses) – net	(2,225)	19,596

(1) PLDT and Smart renegotiated terms of selected outstanding Philippine Peso loans in 2022. Under PFRS 9, the difference of the current carrying value and the present value of the modified cash flows of the loan should be recognized as a gain or loss on debt modification.

Interest Income

Interest income for the nine months ended September 30, 2023 and 2022 consist of the following:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Interest income on cash and cash equivalents (Note 15)	340	172
Interest income arising from revenue contracts with customers	335	212
Interest income on financial instruments at amortized cost (Note 12)	41	50
Interest income on financial instruments at FVPL	8	10
Interest income – others	9	32
Total interest income	733	476

Financing Costs – Net

Financing costs – net for the nine months ended September 30, 2023 and 2022 consist of the following:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	8,987	8,137
Accretion on lease liabilities (Note 10)	2,371	1,297
Accretion on financial liabilities	270	264
Financing charges	77	155
Capitalized interest (Notes 9 and 28)	(1,628)	(1,387)
Total financing costs – net	10,077	8,466

6. Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the nine months ended September 30, 2023 and 2022 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on financial assets at FVPL – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial gains (losses) on defined benefit plans – net of tax	Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2023	149	(9)	(3,287)	544	(32,856)	(20)	(3)	(35,482)	25	(35,457)
Other comprehensive income (loss)	2	—	(1,245)	—	155	—	—	(1,088)	(2)	(1,090)
	151	(9)	(4,532)	544	(32,701)	(20)	(3)	(36,570)	23	(36,547)
Adjustments	(8)	9	(65)	—	65	(4)	3	—	—	—
Balances as at September 30, 2023 (Unaudited)	143	—	(4,597)	544	(32,636)	(24)	—	(36,570)	23	(36,547)

Balances as at January 1, 2022	366	(9)	(1,965)	544	(35,356)	(14)	(3)	(36,437)	15	(36,422)
Other comprehensive income (loss)	347	—	(2,340)	—	114	(1)	—	(1,880)	(1)	(1,881)
Balances as at September 30, 2022 (Unaudited)	713	(9)	(4,305)	544	(35,242)	(15)	(3)	(38,317)	14	(38,303)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.
Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	13,187	17,636
Net deferred income tax liabilities	167	204
The components of our consolidated net deferred income tax assets and liabilities as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	3,991	6,305
Lease liability over ROU assets under PFRS 16	3,781	3,693
Accumulated provision for expected credit losses	3,544	2,814
Unamortized past service pension costs	2,427	3,229
Unrealized foreign exchange gains	1,488	1,509
Pension and other employee benefits	487	1,304
Accumulated write-down of inventories to net realizable values	460	544
NOLCO	204	165
Fixed asset impairment/depreciation due to shortened life of property and equipment	96	115
Excess MCIT over RCIT	—	103
Derivative financial instruments	(139)	248
Taxes and duties capitalized	(151)	(129)
Customer list and trademark	(274)	(197)
Capitalized charges and others	(2,727)	(2,067)
Total deferred income tax assets – net	13,187	17,636
Net deferred income tax liabilities:
Investment property	239	240
Unrealized foreign exchange gains	10	10
Others	(82)	(46)
Total deferred income tax liabilities	167	204

Changes in our consolidated net deferred income tax assets (liabilities) as at September 30, 2023 and
December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balances at beginning of the period	17,636	13,385
Net deferred income tax liabilities – balances at beginning of the period	(204)	(169)
Net balances at beginning of the period	17,432	13,216
Movement charged directly to other comprehensive income (loss)	348	(148)
Benefit from (provision for) deferred income tax	(4,749)	4,175
Others	(11)	189
Net balances at end of the period	13,020	17,432
Net deferred income tax assets – balances at end of the period	13,187	17,636
Net deferred income tax liabilities – balances at end of the period	(167)	(204)

The impact of the change in tax rates in our deferred income tax assets and liabilities under the CREATE law is included in the deferred income tax assets charged directly to other comprehensive income and provision for deferred income tax.

The analysis of our consolidated net deferred income tax assets as at September 30, 2023 and
December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	8,605	15,336
Deferred income tax assets to be recovered within 12 months	4,582	2,300
Net deferred income tax assets	13,187	17,636

The analysis of our consolidated net deferred income tax liabilities as at September 30, 2023 and
December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	165	221
Deferred income tax liabilities to be settled within 12 months	2	(17)
Net deferred income tax liabilities	167	204

Provision for income tax for the nine months ended September 30, 2023 and 2022 consist of:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Current	4,784	7,152
Deferred (Note 3)	4,749	713
	9,533	7,865

The impact of the application of MCIT amounting to Php411 million and Php7 million for the nine months ended September 30, 2023 and 2022, respectively, was considered in the provisions for current and deferred income taxes.

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the nine months ended September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Provision for (benefit from) income tax at the applicable statutory tax rate:
Continuing operations	9,386	8,874
Discontinued operations (Note 2)	(3)	—
	9,383	8,874
Tax effects of:
Equity share in net loss of associates and joint ventures	575	232
Net movement in unrecognized deferred income tax assets and other adjustments	147	(288)
Nondeductible expenses	46	22
Loss not subject to income tax	(1)	(107)
Special deductible items and income subject to lower tax rate	(103)	(108)
Income subject to final tax	(199)	(139)
Difference between Optional Standard Deduction, OSD, and itemized deductions	(315)	(621)
	9,533	7,865

Actual provision for income tax:
Continuing operations	9,533	7,865
Discontinued operations (Note 2)	—	—
	9,533	7,865

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	1,198	592
Accumulated provision for expected credit losses	1,113	1,042
Fixed asset impairment	175	1,271
Provisions	44	(114)
Accumulated write-down of inventories to net realizable values	21	13
Unearned revenues	18	16
Excess MCIT over RCIT	15	15
Pension and other employee benefits	(9)	101
Lease liability over ROU assets under PFRS 16	(10)	38
Unrealized foreign exchange losses	(37)	(25)
	2,528	2,949
Unrecognized deferred income tax assets	643	748

DMPI and ePLDT availed of the OSD method in computing their taxable income. This assessment is based on projected taxable profits at a level where it is favorable to use OSD method. These companies are also expected to avail of the OSD method in the foreseeable future. Thus, certain deferred income tax assets of DMPI and ePLDT amounting to Php140 million and Php593 million as at September 30, 2023 and
September 30, 2022, respectively, were not recognized.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at September 30, 2023 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2020	December 31, 2023	14	—
December 31, 2021	December 31, 2024	1	—
December 31, 2021	December 31, 2026	—	81
December 31, 2022	December 31, 2025	—	1,015
September 30, 2023	December 31, 2026	—	891
		15	1,987
NOLCO incurred by foreign affiliates which can be carried over indefinitely		—	26
		15	2,013
Consolidated tax benefits		15	503
Consolidated unrecognized deferred income tax assets		(15)	(299)
Consolidated recognized deferred income tax assets		—	204

The excess MCIT totaling Php15 million as at September 30, 2023 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to Php103 million and Php7 million for the nine months ended September 30, 2023 and 2022, respectively. No excess MCIT expired for the nine months ended September 30, 2023 and 2022.

NOLCO totaling Php2,013 million as at September 30, 2023 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php129 million and
Php190 million for the nine months ended September 30, 2023 and 2022, respectively. No excess NOLCO expired both the nine months ended September 30, 2023 and 2022.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by the President on September 11, 2020. It contains the government’s second wave of relief measures to address the health and economic crises stemming from the COVID-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extends the carry-over of the NOLCO incurred in 2021 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss. Hence, NOLCO incurred in 2021 amounting to Php81 million, which ordinarily can be carried over until December 31, 2024, is extended until December 31, 2026.

Registration with Clark Special Economic Zone

ClarkTel is registered with Clark Special Economic Zone, or Economic Zones, under Republic Act No. 7227 otherwise known as the Bases Conversion and Development Act of 1992. As registrant, ClarkTel is entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in Republic Act No. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period. See Note 19 – Equity.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the nine months ended
September 30, 2023 and 2022:

	September 30,
	2023		2022(1)
	Basic	Diluted	Basic	Basic
	(Unaudited)
	(in million pesos)
Net income attributable to equity holders of PLDT from:
Continuing operations	27,892	27,892	27,624	27,624
Discontinued operations (Notes 2 and 4)	(13)	(13)	(125)	(125)
Consolidated net income attributable to common shares (Note 4)	27,879	27,879	27,499	27,499
Dividends on preferred shares (Note 19)	(44)	(44)	(44)	(44)
Consolidated net income attributable to common equity holders of PLDT	27,835	27,835	27,455	27,455

	(in thousands, except per share amounts which are in pesos)
Outstanding common shares at beginning of period	216,056	216,056	216,056	216,056
Weighted average number of common shares	216,056	216,056	216,056	216,056

EPS from continuing operations (Note 4)	128.89	128.89	127.65	127.65
EPS from discontinued operations (Notes 2 and 4)	(0.06)	(0.06)	(0.57)	(0.57)
EPS attributable to common equity holders of PLDT (Note 5)	128.83	128.83	127.08	127.08

(1) Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective
February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries. See Note 2 - Summary of Significant Accounting Policies - Discontinued Operations and Note 11 - Investments in Associates and Joint Ventures - Investments in Associates - Investment in PG1 for further discussion.

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised, and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.
Property and Equipment

Changes in property and equipment account for the nine months ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Buildings	Vehicles, furniture and other network equipment	Information origination and termination equipment	Land and Land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
As at December 31, 2021 (Audited)
Cost	229,160	5,896	327,195	26,838	40,586	62,595	4,451	27,099	355	56,510	780,685
Accumulated depreciation, impairment and amortization	(157,627)	(3,144)	(208,606)	(19,422)	(35,347)	(34,745)	(288)	(18,593)	(177)	—	(477,949)
Net book value	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
Year Ended December 31, 2022 (Audited)
Net book value at beginning of the year	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
Additions (Note 4)	194	265	3,656	31	731	6,389	28	8	—	85,508	96,810
Telecom assets additions subject to subsequent sale and leaseback from tower companies	—	—	16,841	—	—	—	—	—	—	—	16,841
Disposals/Retirements	(5)	—	(6,529)	(1)	(158)	—	(7)	(20)	—	(7,976)	(14,696)
Reclassifications	11	—	—	—	—	—	—	—	—	(11)	—
Reclassifications to assets classified as held-for-sale	—	—	(12,372)	—	—	—	—	—	—	(3,641)	(16,013)
Impairment losses recognized during the year from continuing operations (Note 5)	(112)	—	(66)	—	(131)	—	—	—	—	—	(309)
Impairment losses recognized during the year from discontinued operations (Note 5)	—	—	—	—	—	—	—	—	—	—	—
Transfers and others	32,323	666	24,155	724	412	8,445	120	8,092	21	(74,958)	—
Translation differences charged directly to cumulative translation adjustments	—	—	—	—	1	—	—	1	—	—	2
Adjustments	7	512	—	(2)	(240)	—	—	—	—	(5)	272
Acquisition through business combinations	—	—	—	23	77	—	—	—	—	—	100
Depreciation and amortization from continuing operations (Note 2, 3 and 5)	(32,994)	(589)	(42,311)	(1,545)	(1,774)	(7,898)	(32)	(5,789)	(47)	—	(92,979)
Depreciation and amortization from discontinued operations (Note 2, 3 and 5)	—	—	—	—	—	—	—	—	(19)	—	(19)
Net book value at end of the year	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745

As at December 31, 2022 (Audited)
Cost	261,429	7,338	328,729	26,788	40,572	77,429	4,591	35,095	377	55,427	837,775
Accumulated depreciation, impairment and amortization	(190,472)	(3,732)	(226,766)	(20,142)	(36,415)	(42,643)	(319)	(24,297)	(244)	-	(545,030)
Net book value	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745

	Cable and wire facilities	Central equipment	Network facilities	Buildings	Vehicles, furniture and other network equipment	Information origination and termination equipment	Land and Land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
Nine Months Ended September 30, 2023 (Unaudited)
Net book value at beginning of the period	70,957	3,606	101,963	6,646	4,157	34,786	4,272	10,798	133	55,427	292,745
Additions (Note 4)	4,394	22	2,250	17	294	6,137	8	365	—	41,821	55,308
Telecom assets additions subject to subsequent sale and leaseback from tower companies	—	—	—	—	—	—	—	—	—	11,732	11,732
Disposals/Retirements	—	—	(47)	(1)	(94)	—	(220)	(6)	—	—	(368)
Reclassifications	—	—	—	5	1	—	—	—	—	—	6
Reclassifications to assets classified as held-for-sale	—	—	—	—	—	—	—	—	—	(12,883)	(12,883)
Transfers and others	10,153	(2,729)	20,214	1,998	212	121	68	9,074	1,210	(40,321)	—
Translation differences charged directly to cumulative translation adjustments	2	—	—	(5)	2	—	—	—	—	—	(1)
Adjustments	1	—	—	—	5	—	—	—	—	—	6
Depreciation and amortization from continuing operations (Notes 2, 3 and 5)	(6,984)	(137)	(12,246)	(797)	(1,029)	(6,596)	(42)	(3,075)	(201)	—	(31,107)
Depreciation and amortization from discontinued operations (Notes 2, 3 and 5)	—	—	—	—	(2)	—	—	—	—	—	(2)
Net book value at end of the period	78,523	762	112,134	7,863	3,546	34,448	4,086	17,156	1,142	55,776	315,436

As at September 30, 2023 (Unaudited)
Cost	275,469	1,675	350,929	28,729	40,207	83,340	4,447	47,362	1,818	55,776	889,752
Accumulated depreciation, impairment and amortization	(196,946)	(913)	(238,795)	(20,866)	(36,661)	(48,892)	(361)	(30,206)	(676)	—	(574,316)
Net book value	78,523	762	112,134	7,863	3,546	34,448	4,086	17,156	1,142	55,776	315,436

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php1,628 million and Php1,387 million for the nine months ended September 30, 2023 and 2022, respectively.
See Note 5 – Income and Expenses – Financing Costs – Net. The average interest capitalization rate used was approximately 4% for each of the nine months ended September 30, 2023 and 2022.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php336 million and Php269 million for the nine months ended September 30, 2023 and 2022, respectively.

The cost of fully depreciated property and equipment that are still being used in the PLDT Group’s operations amounted to Php91,810 million and Php83,055 million as at September 30, 2023 and December 31, 2022, respectively.

As at September 30, 2023, the estimated useful lives of our property and equipment are as follows:

Cable and wire facilities	5 – 15 years
Central equipment	3 – 15 years
Network facilities	3 – 20 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Information origination and termination equipment	5 – 15 years
Land and land improvements	10 years
IT systems and platforms	3 – 5 years
Security platforms	3 – 5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of property and equipment.

Sale and Leaseback of Telecom Towers

On April 19, 2022, Smart and DMPI signed Sale and Purchase Agreements with a subsidiary of Edotco Group and a subsidiary of EdgePoint, or the TowerCos, in connection with the sale of 5,907 telecom towers and related passive telecommunication infrastructure for Php77 billion. Out of the total towers, 2,973 towers located primarily in Luzon, Visayas and Mindanao were acquired by Edotco Towers, Inc., a subsidiary of Edotco Group, and 2,934 towers located in Luzon were acquired by Comworks Infratech Corp., subsidiary of EdgePoint.

Concurrent with the execution of the Sale and Purchase Agreements, Smart also entered into Master Service Agreements, or MSAs, with the TowerCos wherein Smart agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos are responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with the TowerCos is complemented by a commitment to place service orders for a total of 1,000 Build-To-Suit, or BTS, sites before December 31, 2025 and 50 committed BTS sites each year for five years starting January 1, 2026, or another total of 500 BTS sites. Thus, total committed BTS sites with the TowerCos is 1,500. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred. The first closing commenced in June 2022, with the final closing in 2023.

On the same day that the telecom towers were sold, the MSAs covering the leaseback arrangements for those towers became effective. As at December 31, 2022, we have completed the sale of 4,665 telecom towers representing 79% of the towers' portfolio subject to the sale. As a result, we received total proceeds of Php60,492 million, and recognized gain on sale and leaseback amounting to Php25,234 million.

In the first nine months of 2023, we completed additional sale of 763 telecom towers to Edotco and Comworks a total consideration of Php10,216 million. We recognized gain on sale and leaseback for these transactions totaling to Php3,880 million. On November 3, 2023, we completed the sale of an additional 91 telecom towers to Comworks for a consideration of Php1,086 million. The total completed sale and leaseback transactions to date is at 93% of the towers' portfolio subject to the sale to Edotco and Comworks.

Meanwhile, on December 15, 2022 and March 16, 2023, Smart and DMPI signed a new set of Sale and Purchase Agreements, with Unity Digital Infrastructure, or Unity, and Frontier Tower Associates Philippines Inc., or Frontier, respectively, in connection with the sale of 1,662 telecom towers and related passive telecom infrastructure for a total of Php21,309 million. Out of the total towers, 650 towers located primarily in Visayas and Mindanao were acquired by Unity and 1,012 towers located in Luzon were acquired by Frontier.

Concurrent with the execution of the Sale and Purchase Agreements, Smart also entered into MSAs with Unity and Frontier wherein Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, Unity and Frontier will also be responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with Unity is complemented by a commitment to place service orders for a total of 220 BTS sites within the next two to four years. Meanwhile, the sale and leaseback with Frontier includes a commitment to place service orders for 550 points of service within the next three to four years, of which 400 are co-locations and the balance for new BTS sites. With these additional sites from Unity and Frontier, total commitment with all TowerCos is for 2,270 sites. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred.

In the first nine months of 2023, we completed the sale of 235 telecom towers to Unity for a total consideration of Php3,313 million. We recognized gain on sale and leaseback for these transaction totaling to
Php946 million. On October 5, 2023, we completed the sale of 230 telecom towers for a consideration of Php2,760 million, and net book value of Tower Assets of Php1,533 million. The total completed sale and leaseback transaction to date is at 28% of the tower portfolio subject to the sale to Unity and Frontier.

The following summarizes the completed sale of Smart and DMPI telecom towers as at September 30, 2023:

Closing Date	Number of Tower Assets Sold	Cash Consideration (excluding taxes)	Net Book Value of Tower Assets
		(in million pesos)
June 1, 2022	3,012	39,228	12,937
August 1, 2022	1,013	13,190	5,253
September 1, 2022	151	1,801	1,606
October 3, 2022	259	3,529	1,377
December 9, 2022	230	2,744	1,701
February 10, 2023	287	4,054	1,348
March 15, 2023	95	1,133	513
April 18, 2023	135	1,907	888
May 15, 2023	135	1,903	1,180
August 18, 2023	100	1,410	1,041
September 1 & 7, 2023	246	3,122	2,660
	5,663	74,021	30,504

The remaining telecom towers with net book value of Php12,299 million and Php7,125 million, subject to sale and purchase agreement until 2023, were reclassified from “Property and equipment” to “Assets classified as held-for-sale” under current assets in our consolidated statement of financial position as at September 30, 2023 and December 31, 2022, respectively.

10.
Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations. We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at September 30, 2023 are as follows:

Sites	1 – 30 years
International leased circuits(1)	1 – 20 years
Poles(2)	3 – 12 years
Domestic leased circuits	1 – 10 years
Office buildings	1 – 25 years
Co-located sites(3)	3 – 11 years

(1)
As at December 31, 2022, the estimated useful life ranges from 1-11 years.
(2)
As at December 31, 2022, the estimated useful life ranges from 2-12 years.
(3)
As at December 31, 2022, the estimated useful life ranges from 3-7 years.

Our consolidated rollforward analysis of ROU assets as at September 30, 2023 and December 31, 2022 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Sale and Leaseback Adjustment	Total
	(in million pesos)
December 31, 2022 (Audited)
Costs:
Balances at beginning of the year	23,093	4,257	3,631	1,732	1,669	10	—	34,392
Additions (Note 28)	32,735	402	116	851	165	5	—	34,274
Business combination	90	—	—	—	—	—	—	90
Currency translation	—	—	—	—	1	—	—	1
Disposals	—	—	—	—	(5)	—	—	(5)
Asset retirement obligation	(1,412)	—	—	—	(95)	—	—	(1,507)
Modifications	(7)	(106)	432	(8)	1	—	(12,776)	(12,464)
Terminations	(12,196)	(294)	—	(139)	(316)	—	—	(12,945)
Balances at end of the year	42,303	4,259	4,179	2,436	1,420	15	(12,776)	41,836

Accumulated depreciation and amortization:
Balances at beginning of the year	(8,666)	(2,014)	(1,629)	(966)	(1,030)	(6)	—	(14,311)
Terminations	4,931	150	—	71	293	—	—	5,445
Charge from asset retirement obligation	1,545	—	—	—	103	—	—	1,648
Disposals	—	—	—	—	5	—	—	5
Currency translation	—	—	—	—	(1)	—	—	(1)
Modifications	—	—	—	—	(10)	—	—	(10)
Business combination	(33)	—	—	—	—	—	—	(33)
Depreciation from continuing operations (Notes 2, 3 and 5)	(3,803)	(832)	(875)	(475)	(313)	(3)	640	(5,661)
Depreciation from discontinued operations (Notes 2, 3 and 5)	(21)	—	—	—	(34)	—	—	(55)
Balances at end of the year	(6,047)	(2,696)	(2,504)	(1,370)	(987)	(9)	640	(12,973)
Net book value as at December 31, 2022 (Audited)	36,256	1,563	1,675	1,066	433	6	(12,136)	28,863

September 30, 2023 (Unaudited)
Costs:
Balances at beginning of the period	42,303	4,259	4,179	2,436	1,420	15	(12,776)	41,836
Additions (Note 28)	7,964	320	59	67	212	56	—	8,678
Asset retirement obligation	109	—	—	—	(7)	—	—	102
Disposals	—	—	—	—	(14)	—	—	(14)
Modifications	(222)	(46)	(846)	(196)	(91)	(8)	—	(1,409)
Terminations	(2,630)	(202)	(30)	(208)	(341)	—	(999)	(4,410)
Reclassification to ROU assets classified as held-for-sale	—	—	—	—	—	—	—	—
Balances at end of the period	47,524	4,331	3,362	2,099	1,179	63	(13,775)	44,783

Accumulated depreciation and amortization:
Balances at beginning of the period	(6,047)	(2,696)	(2,504)	(1,370)	(987)	(9)	640	(12,973)
Reclassification to ROU assets classified as held-for-sale	—	—	—	—	—	—	—	—
Modifications	38	117	278	49	225	8	—	715
Terminations	1,829	80	10	208	182	—	37	2,346
Charge from asset retirement obligation	7	—	—	—	17	—	—	24
Disposals	—	—	—	—	11	—	—	11
Depreciation from continuing operations (Notes 2, 3 and 5)	(3,930)	(629)	(704)	(411)	(254)	(9)	1,000	(4,937)
Depreciation from discontinued operations (Notes 2, 3 and 5)	—	—	—	—	(19)	—	—	(19)
Balances at end of the period	(8,103)	(3,128)	(2,920)	(1,524)	(825)	(10)	1,677	(14,833)
Net book value as at September 30, 2023 (Unaudited)	39,421	1,203	442	575	354	53	(12,098)	29,950

The following amounts are recognized in our consolidated income statements for the nine months ended September 30, 2023 and 2022:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Depreciation expense of ROU assets from continuing operations	4,937	4,120
Depreciation expense of ROU assets from discontinued operations (Notes 2 and 3)	19	41
Accretion on lease liabilities from continuing operations	2,371	1,297
Accretion on lease liabilities from discontinued operations	1	8
Variable lease payments (included in general and administrative expenses) from continuing operations	453	445
Variable lease payments (included in general and administrative expenses) from discontinued operations (Notes 2 and 3)	—	2
Expenses relating to short-term leases (included in general and administrative expenses) (Note 5)	741	1,003
Expenses relating to leases of low-value assets (included in general and administrative expenses) (Note 5)	—	1
Total amount recognized in consolidated income statements	8,522	6,917

Our consolidated rollforward analysis of lease liabilities as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	42,435	21,686
Additions (Note 28)	8,602	34,277
Accretion on lease liabilities from continuing operations (Notes 2, 3 and 5)	2,371	2,057
Accretion on lease liabilities from discontinued operations (Notes 2, 3 and 5)	1	7
Business combination	—	46
Reclassification to lease liabilities classified as held-for-sale	—	(1,668)
Foreign exchange gains (losses) – net	31	215
Lease modifications	(936)	317
Termination	(551)	(6,171)
Settlement of obligations	(7,993)	(8,331)
Balances at end of the period (Notes 3 and 28)	43,960	42,435
Less current portion of lease liabilities (Note 27)	11,121	10,477
Noncurrent portion of lease liabilities (Note 27)	32,839	31,958

We had total cash outflows for leases of Php7,993 million and Php5,927 million for the nine months ended September 30, 2023 and 2022, respectively. We also had non-cash additions to ROU assets of
Php8,678 million and Php34,274 million as at September 30, 2023 and December 31, 2022, respectively. We had non-cash additions to lease liabilities of Php8,602 million and Php34,277 million as at September 30, 2023 and December 31, 2022, respectively. The future cash outflows relating to leases that have not yet commenced are disclosed in Note 28 – Notes to the Statements of Cash Flows.

We have entered into several lease contracts that include automatic extension and termination options. These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and align with our business needs. However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease, see Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and termination options – Company as a Lessee.

As disclosed in Note 9 – Property and Equipment, on the sale and leaseback of telecom towers, Smart and DMPI signed Sale and Purchase Agreements with the TowerCos in connection with the sale of 7,569 telecom towers and related passive telecom infrastructure, with the concurrent execution of MSAs with the TowerCos where Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years.

In 2022 and in the third quarter of 2023, the MSAs covering the leaseback arrangements of 4,665 and 998 telecom towers, respectively, became effective. As a result, we recognized cumulative lease liability of Php33,840 million and cumulative ROU assets of Php20,027 as at September 30, 2023. The difference between lease liability and ROU assets represents the rights retained by the PLDT Group over the telecom assets leased back from the tower companies.

Including the related accounts on Unity and Frontier, the ROU assets relating to leasehold land with net book value of Php2,530 million and Php1,646 million, and the related lease liabilities amounting to Php2,543 million and Php1,738 million were respectively reclassified as “Assets classified as held-for-sale” under current assets and “Liabilities associated with assets classified as held-for-sale” under current liabilities in our consolidated statement of financial position as at September 30, 2023 and December 31, 2022, respectively.

Common Tower Pilot, or CTP, Program

In January 2020, Smart partnered with several TowerCos duly-accredited by the Department of Information and Communications Technology and launched the CTP Program with the objective of faster new site roll-outs and reduced upfront CAPEX spending.

In the same year, Smart entered into MSAs with these TowerCos. Under the agreement, the TowerCos will handle site acquisition and permitting, site development works, construction and permanent electrification of the towers. Effective 30 days after the sites are Ready For Telecommunication Installation, or RFTI, Smart will be liable to settle a monthly fixed fee covering rental and maintenance costs for a contract term of 15 years. The monthly fee will be subject to agreed escalation rates with the TowerCos. As anchor tenant, Smart will also be entitled to colocation discounts when additional tenants come on board.

Upon launching of the program, the original CTP commitment covered 200 sites. This was later on increased to 936 BTS sites. As at December 31, 2022, Smart has issued service orders, or SOs, corresponding to 464 BTS sites.

As at September 30, 2023, a total of 342 BTS sites are classified as RFTI, out of which 113 BTS sites are ready for service.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices. See Note 13 – Investment Properties. These leases have term of five years. All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions. The lessee is also required to provide a residual guarantee on the properties. Rental income recognized by us amounted to Php42 million and Php39 million for the nine months ended September 30, 2023 and 2022, respectively.

Future minimum rentals receivable under non-cancellable operating leases expected within one year amounted to Php14 million and Php57 million as at September 30, 2023 and December 31, 2022, respectively.

11.
Investments in Associates and Joint Ventures

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,270	9,855
MIH	6,193	7,959
Appcard, Inc., or Appcard	115	108
PG1	—	—
Asia Outsourcing Beta Limited, or Beta	—	—
AF Payments, Inc., or AFPI	—	—
	15,578	17,922
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	33,627	33,584
Telecommunications Connectivity, Inc., or TCI	41	40
PFC	—	—
VFC	—	—
	33,668	33,624
Total carrying value of investments in associates and joint ventures	49,246	51,546

Changes in the cost of investments for the nine months ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	63,020	61,986
Additions during the period	73	3,514
Disposals	—	(2,421)
Translation and other adjustments	4	(59)
Balances at end of the period	63,097	63,020

Changes in the accumulated impairment losses for the nine months ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	2,805	2,755
Additions during the period (Note 4)	70	50
Balances at end of the period	2,875	2,805

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	(8,669)	(5,867)
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	—	(6)
Disposals	—	(37)
Equity share in net earnings (losses) of associates and joint ventures:	(2,303)	(3,304)
VTI, Bow Arken and Brightshare	44	74
Appcard	7	(2)
PG1	—	(124)
TCI	—	1
Multisys	—	(95)
VFC	(1)	(1)
PFC	(2)	(2)
MediaQuest PDRs	(585)	(129)
MIH	(1,766)	(3,026)
Translation and other adjustments	(4)	545
Balances at end of the period	(10,976)	(8,669)

Investments in Associates

Investment of ePLDT in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest incorporated in the Philippines. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV.

Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,270 million and
Php9,855 million as at September 30, 2023 and December 31, 2022, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures and subsidiaries as at
September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	22,199	21,910
Current assets	7,569	8,612
Noncurrent liabilities	1,857	2,418
Current liabilities	12,427	11,706
Equity	15,484	16,398
Carrying amount of interest in Satventures	9,270	9,855
Additional Information:
Cash and cash equivalents	502	688
Current financial liabilities(1)	2,180	986
Noncurrent financial liabilities(1)	655	1,148

(1)
Excluding trade, other payables and provisions.

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	6,460	8,534
Depreciation and amortization	939	1,087
Interest income	(34)	(1)
Interest expense	201	160
Benefit from income tax	(308)	(9)
Net income (loss) / Total comprehensive income (loss)	(914)	74
Equity share in net earnings (losses) of Satventures	(585)	48

Investment of PCEV in MIH

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)
PCEV entered into a Share Purchase Agreement with Voyager, to purchase 53.4 million ordinary shares of MIH representing 100% of the issued and outstanding ordinary shares of MIH, for a total consideration of Php465 million;
(ii)
MIH entered into a Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million; and
(iii)
PCEV entered into a Subscription Agreement with MIH to subscribe to additional 95.9 million ordinary shares of MIH, with a par value of SG$1.00 per ordinary share, for a total subscription price of SG$96 million, or Php3,806 million, which was settled on April 13, 2018.

Loss of Control over MIH

In 2018, PLDT, as the ultimate Parent Company of PCEV, MIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR, Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent, International Finance Corporation, or IFC, and IFC Emerging Asia Fund, or IFC EAF, a fund managed by IFC Asset Management Company, or IFC AMC, entered into subscription agreements to subscribe to MIH’s Convertible Class A preferred shares with a total subscription price amounting to US$215 million. As a result, PCEV’s ownership was diluted to 48.74% and retained two out of five BOD seats in MIH, which resulted in a loss of control. Consequently, PCEV accounted for its remaining interest in MIH as an investment in an associate.

On June 17, 2020, MIH appointed a new director, representing IFC, bringing the total number of BOD seats in MIH to six. PCEV still holds two out of the six BOD seats after the appointment of the new director.

Investment in Class B Convertible Preference Shares

On June 11, 2021, PCEV, KKR, Tencent, and IFC Financial Institutions Growth Fund, a fund managed by IFC AMC, entered into a new subscription agreement with MIH to subscribe to US$120.8 million Class B convertible preferred shares of MIH. PCEV paid a total consideration of US$25 million or Php1,218 million for 15.6 million MIH convertible preferred shares and resulting to another equity interest dilution from 41.87% to 38.45%.

Investment in Class C Convertible Preference Shares

On April 7, 2022, PCEV participated in the new round of fundraise for MIH amounting to US$62 million. Leading the round was the new investor SIG Venture Capital. Also participating in the round were the other existing shareholders KKR, Tencent, IFC, IFC EAF and IFC Financial Institutions Growth Fund, as well as new investors including Singapore-based global investor EDBI and investment holding company, First Pacific. Thereafter, PCEV’s ownership in MIH was diluted from 38.45% to 36.82%.

On August 12, 2022, a new investor signed a subscription agreement with MIH resulting in further dilution of PCEV's equity interest from 36.82% to 36.63%. See related disclosures on gain on dilution on
Note 5 – Other Income (Expenses).

The following summarizes the subscription agreements entered into by PCEV with MIH:

Date	Number of Shares Sold	Number of Shares	Total Consideration	PCEV's Equity Interest
		(in millions)	(in million pesos)
March 14, 2018	Acquisition of Ordinary Shares	53.4	465	100%
March 14, 2018	Subscription of Ordinary Shares	95.9	3,806	100%
December 31, 2020	Conversion of notes to Class A2 preference shares	7.9	544	44%
March 12, 2021	Exercise of warrants to subscribe Class A2 preference shares	6.7	447	42%
June 11, 2021	Subscription to Class B convertible preferred shares	15.6	1,218	38%
April 7, 2022	Subscription to Class C convertible preferred shares	27.2	3,252	37%

PCEV’s percentage equity interest in MIH stood at 36.63% each as at September 30, 2023 and
December 31, 2022.

The summarized financial information of MIH as at September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022 is shown below:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	4,233	3,514
Current assets	12,673	18,599
Noncurrent liabilities	—	252
Current liabilities	10,464	10,850
Equity	6,442	11,011
Carrying amount of interest in MIH	6,193	7,959
Additional Information:
Cash and cash equivalents	5,280	6,410
Current financial liabilities(1)	10,391	10,740

(1) Excluding statutory payables and accrued taxes.

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	7,084	5,676
Depreciation and amortization	251	187
Interest income	99	(88)
Provision for income tax	5	—
Net loss / Total comprehensive loss	(4,821)	(5,365)
Equity share in net losses of MIH(1)	(1,766)	(2,005)

(1) 2023 and 2022 amounts include impact of 2022 and 2021 audit adjusting entries, respectively.

The carrying value of PCEV’s investment in MIH as at September 30, 2023 and December 31, 2022 are as follows.

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
MIH Equity(1)	4,893	9,714
PCEV's noncontrolling interests	36.63%	36.63%
Share in net assets of MIH	1,792	3,558
Goodwill arising from acquisition	4,401	4,401
Carrying amount of interest in MIH	6,193	7,959

(i)
MIH Equity is net of Php1,549 million and Php1,297 million Stock Option in 2023 and 2022, respectively.

Investment of PLDT Capital Pte. Ltd., or PLDT Capital, in AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million. AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

Investment of PLDT Capital in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million. On various dates in 2013 and 2014, PGIC has bought and transferred-in a net in total of 27 ordinary shares and 9,643 preferred shares to certain employees of Beta for a total net payment of US$51 thousand. In 2014, Beta has divested its healthcare BPO business. PGIC received a total cash distribution of US$41.8 million from Beta through redemption of 35.3 million preferred shares and repayment of loan from PGIC. The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners. Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On July 22, 2016, Asia Outsourcing Gamma Limited, or AOGL, entered into a Sale and Purchase Agreement with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for a total purchase consideration of US$190.9 million. AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries. The transaction was completed on September 30, 2016. As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares.

On May 19, 2017, AOGL entered into a Sale and Purchase Agreements with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million. The transaction was completed on August 25, 2017. As a result of the sale, PGIC received a total cash distribution of US$57.05 million from Beta on various dates in 2017 and 2018 through redemption of a portion of its ordinary shares.

On May 14, 2021, PGIC entered into an Instrument of Transfer with its affiliate, PLDT Capital, relating to the acquisition of PGIC’s 554 ordinary shares (or 18.32% full economic interest) in Beta for a purchase consideration of US$0.68 million. PGIC received the cash consideration from PLDT Capital also on
May 14, 2021.

The transfer of shares to PLDT Capital was completed on May 25, 2021.

On May 17, 2022, PLDT Capital received a cash distribution of US$1.2 million from Beta through redemption of all its ordinary shares, resulting in the full divestment of the investment in Beta.

Investment in PG1

On February 28, 2022, PLDT signed a Deed of Assignment under which investors led by Philex Mining Corporation, Metro Pacific Corporation, or MPIC, and Roxas Holdings, Inc. separately acquired a total of Php44.7 million worth of equity interest in PG1 from PLDT. In addition, PG1 appointed a new director bringing the total number of directors to nine. As a result, PLDT’s ownership was diluted from 65.3% to 47.6% and retained four out of nine total board seats which resulted in a loss of control. Consequently, PLDT accounted for its remaining interest in PG1 as an investment in associate. See the related discussion on
Note 2 – Summary of Significant Accounting Policies - Loss of Control of PLDT over PG1.

The carrying value of investment in PG1 both amounted to nil as at September 30, 2023 and
December 31, 2022, as the equity share in net losses of PG1 is recognized only up to the extent of its carrying value. The excess of the equity share in net losses over its carrying value amounted to nil and Php3 million as at September 30, 2023 and December 31, 2022, respectively.

The summarized financial information of PG1 as at September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022 is shown below:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	3,198	3,283
Current assets	97	123
Noncurrent liabilities	3,146	3,146
Current liabilities	990	847
Deficit	841	587

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	29	50
Depreciation and amortization	112	107
Net loss / Total comprehensive loss	(232)	(117)
Equity share in net losses of PG1	(110)	(56)

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. Smart initially subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest, and participated in subsequent capital calls, thereafter. MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

Smart infused additional capital for the following years:

Date	Number of Shares Acquired	Subscription Price	Subscription Price
		(in million pesos)
March 29, 2019	70 Preferred Shares	1.00	70
March 11, 2020	60 Preferred Shares	1.00	60
March 30, 2021	60 Preferred Shares	1.00	60
March 29, 2022	50 Preferred Shares	1.00	50
February 15, 2023	70 Preferred Shares	1.00	70

Smart retained its 20% equity interest in AFPI as at September 30, 2023 and December 31, 2022.

The summary of investments in AFPI made by Smart as at September 30, 2023 and December 31, 2022 is shown below:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Common shares	625.7	625.7
Preferred shares	434.2	364.2

Smart’s investment in AFPI has been fully impaired as at September 30, 2023. Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

No dividends were received from our associates for the nine months ended September 30, 2023 and 2022.

We have no outstanding contingent liabilities or capital commitments with our associates as at
September 30, 2023 and December 31, 2022.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest. On the same date, PLDT and Globe executed: (i) a Share Purchase Agreement with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate Share Purchase Agreements with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively. We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the Share Purchase Agreements on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017. The Share Purchase Agreements also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016. In addition, the Share Purchase Agreements contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe. On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence. See Note 27 – Financial Assets and Liabilities – Commercial Commitments.

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries. The largest amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

On February 28, 2017, PLDT and Globe each subscribed to 2.8 million new preferred shares to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of Php11,040 million (inclusive of a premium over par of Php8,280 million). PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares.

Also, on the same date, PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each
Php3,200 million (inclusive of a premium over par of Php2,400 million). PLDT and Globe each paid
Php148 million in cash for the subscribed shares upon execution of the relevant agreement. The remaining balance of the subscription price of PLDT and Globe were fully paid as at December 29, 2017.

On December 15, 2017, PLDT and Globe each subscribed to 600 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php5 thousand per subscribed share (inclusive of a premium over par of Php4 thousand per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million). PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement. The remaining balance of the subscription price was paid via conversion of advances amounting to Php2,990 million as at December 31, 2017.

The amount of the advances outstanding of PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php69 million each as at September 30, 2023 and December 31, 2022.

Purchase Price Allocation

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition. As at May 30, 2016, our share in the fair value of the intangible assets, which includes spectrum, amounted to Php18,885 million and goodwill of Php17,824 million has been determined based on the results of an independent valuation. Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	78,174	77,543
Current assets	4,341	4,617
Noncurrent liabilities	9,176	9,264
Current liabilities	2,336	2,260
Equity	71,003	70,636
Carrying amount of assets in VTI, Bow Arken and Brightshare	35,502	35,318
Additional Information:
Cash and cash equivalents	2,284	2,733
Current financial liabilities(1)	147	142

(1) Excluding trade, other payables and provisions.

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	3,140	2,999
Depreciation and amortization	1,249	1,161
Interest income	(81)	(21)
Provision for income tax	120	152
Net income / Total comprehensive income	87	143
Equity share in net income of VTI, Bow Arken and Brightshare	44	71

The carrying value of PLDT’s investment in VTI, Bow Arken and Brightshare as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
VTI, Bow Arken and Brightshare equity	71,003	70,636
PLDT's share	50%	50%
Share in net assets of VTI, Bow Arken and Brightshare	35,502	35,318
Share in adjustment based on liability and ETPI net cash balance	442	442
Reimbursements	(237)	(230)
Share in SMC's advances in VTI, Bow Arken and Brightshare	(840)	(840)
Noncontrolling interests	(1,023)	(952)
Others	(217)	(154)
Carrying amount of interest in VTI, Bow Arken and Brightshare	33,627	33,584

Notice of Transaction filed with the PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars. As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming that the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA. Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC. Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA. Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the Sale and Purchase Agreements for the PCC’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction. It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC. The Petition sought to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, or the SMC Transactions, and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions. On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extendible period of 10 days from notice and show cause why the Petition should not be granted. On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).

On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment. On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA. On
September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution. During this time, Globe moved to have its Petition consolidated with the PLDT Petition. In a Resolution promulgated on October 19, 2016, the CA, or the First CA Resolution: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from receipt of notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016 and to cite the PCC for indirect contempt; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice. On
November 11, 2016, PLDT filed its Memorandum in compliance with the CA’s Resolution.

On February 17, 2017, the CA issued a Resolution, or the Second CA Resolution, denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit. The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature. In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof. All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court. The parties were also required to comment within ten days from receipt of the Second CA Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions. In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on
July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition. The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply. The PCC filed a Motion for Extension of Time and prayed that it be granted until October 23, 2017 to file its Consolidated Reply. The PCC filed its Consolidated Reply to the: (1) Comment filed by PLDT; and
(2) Motion to Dismiss filed by Globe on November 7, 2017. The same was noted by Supreme Court in a Resolution dated November 28, 2017.

During the intervening period, the CA rendered its Decision on October 18, 2017, granting the Petitions filed by PLDT and Globe. In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and
June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions; (iv) compelled the PCC to recognize the SMC Transactions as deemed approved by operation of law; and (v) denied the PCC’s Motion for Partial Reconsideration dated March 6, 2017, and directed the PCC to permanently comply with the CA’s Resolution dated February 17, 2017 requiring PCC to remove its preliminary statement of concern from its website. The CA clarified that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.

On November 7, 2017, PCC filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court. The Supreme Court granted PCC’s motion in its Resolution dated
November 28, 2017.

On December 13, 2017, PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017. In this Petition, the PCC raised procedural and substantive issues for resolution. Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC. On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules. The PCC maintained that the Notice of the SMC Transactions was defective because it failed to provide the key terms thereof.

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT on
December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

On February 13, 2018, PLDT received Globe’s Motion for Leave to File and Admit the Attached Rejoinder, which was denied by the Supreme Court in a Resolution dated March 13, 2018. On February 27, 2018, PLDT received notice of the Supreme Court’s Resolution dated January 30, 2018 directing PLDT and Globe to file their respective Comments to the Petition for Review on Certiorari without giving due course to the same.

On April 5, 2018, PLDT filed its Comment on the Petition for Review on Certiorari. On April 11, 2018, PLDT received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018. On April 24, 2018, PLDT received the PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018. On May 9, 2018, PLDT filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated
May 9, 2018.

On June 5, 2018, PLDT received the Supreme Court’s Resolution dated April 24, 2018 granting the motion for extension of PLDT and noting its Comment on the Petition for Review on Certiorari filed in compliance with the Supreme Court’s Resolution dated January 30, 2018 and requiring the PCC to file a Consolidated Reply to the comments within ten days from notice. On June 20, 2018, PLDT, through counsel, received PCC’s Urgent Omnibus Motion for: (1) Partial Reconsideration of the Resolution dated April 24, 2018; and (2) Additional Time dated June 11, 2018.

PCC filed its Consolidated Reply Ad Cautelam dated July 16, 2018, which was received on July 19, 2018. On July 26, 2018, PLDT received a Resolution dated June 19, 2018 where the Supreme Court resolved to grant PLDT’s Motion for Leave to File and Admit the Attached Comment, and PCC’s Motion for Extension to file a Comment/Opposition on/to PLDT’s Motion for Leave to File and Admit the Attached Comment.

On August 14, 2018, PLDT received a Resolution dated July 3, 2018 where the Supreme Court resolved to deny the PCC’s motion to reconsider the Resolution dated April 24, 2018 and grant its motion for extension of time to file its reply to PLDT’s and Globe’s Comments, with a warning that no further extension will be given. On August 16, 2018, PLDT received a Resolution dated June 5, 2018 where the Supreme Court noted without action the Motion to Expunge by PCC in view of the Resolution dated April 24, 2018 granting the motion for extension of time to file a comment on the petition in G.R. No. 234969.

On October 4, 2018, PLDT received a Resolution dated August 7, 2018 where the Supreme Court noted the PCC’s Consolidated Reply Ad Cautelam.

On July 2, 2020, PLDT received a Resolution dated March 3, 2020 requiring petitioners in G.R. No. 242352 (Atty. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson v. NTC, et al.,) to file a Consolidated Reply to the comments on the petition within 10 days from notice.

On September 2, 2020, PLDT received a Resolution dated June 30, 2020 where the Supreme Court resolved to Await the Consolidated Reply of the petitioners in G.R. No. 242352 as required in the resolution dated March 3, 2020.

On November 16, 2020, PLDT received a Resolution of the Supreme Court dated October 6, 2020 which granted the motions filed by the petitioners in G.R. No. 242352 to extend the filing of the Consolidated Reply until September 29, 2020.

On February 8, 2021, PLDT received a Resolution where the Supreme Court noted the Consolidated Reply dated September 29, 2020 filed by the Petitioners in G.R. 242352.

The consolidated petitions remain pending as of the date of this report.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share. The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares. The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE. The voluntary delisting of LIB was approved by the PSE effective
November 21, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

Investment of Smart in TCI

On February 8, 2019, the R.A. 11202 or the “Mobile Number Portability, or MNP, Act” was enacted into a law. This act allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers. In addition, no interconnection fee or charge shall be imposed for mobile domestic calls and SMS made by a subscriber. The act shall take effect fifteen days after its publication in the Official Gazette or in any newspaper of general circulation. Within 90 days from the effectivity of the act, the NTC, as the government entity mandated to implement nationwide MNP, shall coordinate with the Department of Information and Communications Technology, The National Privacy Commission, the Philippine Competition Commission, and other concerned agencies, and promulgate rules and regulations and other issuances to ensure the effective implementation of the Act.

Subsequently, Smart, along with Globe and Dito Telecommunity, Inc., or DITO, entered into an agreement to form a joint venture that will address the requirements of the MNP Act. The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on
January 17, 2020. The primary purpose of the joint venture is to serve as a clearing house for MNP. TCI would ensure smooth implementation of mobile number porting services. On December 23, 2019, Smart subscribed Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

In December 2020, Smart subscribed to additional 30 million shares, at a subscription price of Php1.00 per share, representing its 33.33% equity interest. The subscription price of Php30 million was settled in
July 2021, upon TCI’s capital call.

The core services of MNP was made available by TCI on September 30, 2021. This allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers.

Smart’s investment in TCI is recorded under investment in joint venture and is carried in the PLDT’s consolidated financial statements at equity method. The investment in TCI amounted to Php40 million each as at September 30, 2023 and December 31, 2022.

Investment of PGIH in Multisys

On November 8, 2018, the PLDT Board of Directors approved the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary, PGIH. Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming. PGIH’s investment involves the acquisition of new and existing shares.

On December 3, 2018, PGIH completed the closing of its investment in Multisys. Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys. On June 3, 2019, the balance of the acquisition consideration amounting to Php27 million was fully paid. Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys, and a balance of another Php800 million subscription payable was outstanding. On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

PLDT has engaged an independent appraiser to determine the fair value adjustments relating to the acquisition. As at December 3, 2018, our share in the fair value of the identifiable net assets and liabilities, which include technologies and customer relationships, amounted to Php1,357 million. Goodwill of Php1,031 million has been determined based on the final results of the independent valuation. Goodwill arising from this acquisition and carrying amount of the identifiable net assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

Based on its 2019 performance, the owners of Multisys are entitled to Php170 million out of the total
Php230 million contingent consideration. Subsequently on April 6, 2020 and December 1, 2020, PGIH paid the owners Php153 million and Php17 million, respectively. The difference of the lower payout and the original contingent consideration amounting to Php60 million was closed to profit and loss.

On October 6, 2021, PGIH paid Php180 million of the subscription payable to Multisys.

On various dates in 2022, PGIH partially paid Php359 million, out of Php620 million, of the subscription payable to Multisys.

In the first quarter of 2023, PGIH partially paid Php210 million, out of Php261 million, of the subscription payable to Multisys.

On April 4, 2023, the remaining balance of subscription payable to Multisys amounting to Php51 million was fully paid for by PGIH.

The subscription payable of PGIH to Multisys amounted to nil and Php261 million as at September 30, 2023 and December 31, 2022, respectively.

Acquisition of Additional Interest in Multisys/Business Combination

On July 29, 2022, PGIH acquired additional 227 common shares of Multisys from the existing holder, representing a 4.99% interest, for a total consideration of Php248 million, of which Php100 million was paid on the same day. In August 2022, PGIH paid Php136 million of the balance of consideration. The remaining balance of Php12 million is still outstanding As at September 30, 2023. As of and following this acquisition, PGIH owns 2,307 common shares representing 50.72% equity interest in Multisys which is considered a controlling interest, and in accordance with the Restated Shareholders’ Agreement that the parties signed on the same date, PGIH is entitled to nominate three out of the five directors in Multisys who shall manage and control the operations of Multisys. Consequently, the results of operations and financial position of Multisys were consolidated with the PLDT Group starting in the fourth quarter of 2022.

The fair values of the identifiable assets and liabilities of Multisys at the date of acquisition are as follows:

Fair Values Recognized on Acquisition
(in million pesos)
Assets:
Property and equipment	100
Right-of-use assets	57
Intangible assets – net
Technologies	449
Customer contracts and relationships	220
Deferred tax assets – net	217
Work-in-progress	77
Other current assets	248
Cash and cash equivalents	55
Trade and other receivables – net	261
Total assets	1,684

Liabilities:
Trade and other payables	242
Deferred tax liability	96
Lease liability	46
Retirement benefit obligation	7
Total liabilities	391
1,293
Goodwill from the acquisition (Note 14)	1,565
Total identifiable assets acquired	2,858
Noncontrolling interest	633
Purchase consideration transferred	2,225

Cash paid	248
Fair value of previous interest	1,977
2,225

The goodwill of Php1,565 million pertains to the difference between the total consideration and the fair value of the net assets acquired and can be attributed to financial and operational synergies. The fair value and net amount of trade and other receivables amounted to Php261 million and it is expected that the full contractual amounts can be collected. See Note 14 – Goodwill and Intangible Assets.

Our consolidated net income would have decreased by Php776 million for the year ended December 31, 2022 had the acquisition of Multisys actually taken place on January 1, 2022. Total revenues and net loss of Multisys included in our consolidated income statement from July 29, 2022 to December 31, 2022 amounted to Php155 million and Php569 million, respectively.

Investment of PCEV in Maya Bank

Pursuant to the Investment Agreement dated September 21, 2021, PCEV, MIH and Voyager have agreed to invest in Maya Bank, to be carried out through the following transactions:

(i)
PCEV and MIH to subscribe to VFC shares and PFC shares (collectively, the Bank HoldCos shares);
(ii)
VFC and PFC (collectively, the Bank HoldCos) and Voyager to subscribe to Maya Bank shares;
(iii)
MIH to subscribe to convertible bonds to be issued by the Bank HoldCos, which are convertible to common shares of the Bank HoldCos; and
(iv)
MIH to subscribe to exchangeable bonds to be issued by the Bank HoldCos, which are exchangeable to common shares of Maya Bank held by the Bank HoldCos.

On September 24, 2021, PCEV entered into separate subscription agreements with VFC and PFC to subscribe to 8.9 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

Based on the assessment and accounting principles of control as a basis of financial consolidation provided in PFRS 10, PCEV cannot demonstrate control over the Bank HoldCos requiring consolidation. PCEV will account for these investments as joint venture in accordance with PFRS 11 and PAS 28. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

On January 20, 2022, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 6.2 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

On July 29, 2022, PCEV entered into another subscription agreements with VFC and PFC to subscribe to
2.7 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

On February 17, 2023, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 8.0 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

On May 30, 2023, PCEV entered into another subscription agreements with VFC and PFC to subscribe to
2.7 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

On August 28, 2023, PCEV entered into another subscription agreements with VFC and PFC to subscribe to
7.1 million Common B Shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

PCEV’s investment in Bank HoldCos are recorded under investment in joint venture and are carried in the PLDT’s consolidated financial statements at equity method. As at September 30, 2023 and
December 31, 2022, PCEV’s investment in each of the Bank HoldCos amounted to nil.

12.
Debt Instruments at Amortized Cost

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Retail Treasury Bonds	440	440
BDO Asean Bonds	100	100
Fixed Rate Treasury Notes, or FXTN	55	56
Time deposits	—	—
	595	596
Less: Current portion of debt instrument at amortized cost (Note 27)	200	—
Noncurrent portion of debt instrument at amortized cost (Note 27)	395	596

Retail Treasury Bonds

On March 9, 2021, Smart purchased at par a three-year Retail Treasury Bond Tranche 25 with face value of Php100 million maturing on March 9, 2024. The bond has a gross coupon rate of 2.375% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php1.4 million each for the nine months ended September 30, 2023 and 2022. The carrying value of this investment amounted to Php100 million and
Php300 million as at September 30, 2023 and December 31, 2022.

On December 2, 2021, PLDT and Smart purchased at par a 5.5-year Retail Treasury Bond Tranche 26 with face value of Php300 million maturing on June 2, 2027. The bond has a gross coupon rate of 4.6250% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php8.3 million each for the nine months ended September 30, 2023 and 2022. The carrying value of this investment amounted to Php300 million each as at September 30, 2023 and December 31, 2022.

On March 4, 2022, PLDT and Smart purchased at par a five-year Retail Treasury Bond Tranche 27 with face value of Php40 million maturing on March 4, 2027. The bond has a gross coupon rate of 4.8750% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php1.2 million and Php897 thousand for the nine months ended September 30, 2023 and 2022, respectively. The carrying value of this investment amounted to Php40 million each as at September 30, 2023 and December 31, 2022.

On September 29, 2022, Smart purchased at premium a three-month Retail Treasury Bond 05-11 with face value of Php5 million which matured on December 4, 2022 at a gross coupon rate of 4.6250%. The bond was classified as debt instrument at amortized cost.

BDO ASEAN Sustainable Bond

On January 28, 2022, PLDT and Smart purchased at par a two-year BDO Fixed Rate ASEAN Sustainability Bond Due 2024 with face value of Php100 million maturing on January 28, 2024. The bond has a gross coupon rate of 2.90% payable on a quarterly basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php1.7 million and
Php1.5 million for the nine months ended September 30, 2023 and 2022, respectively. The carrying value of this investment amounted to Php100 million each as at September 30, 2023 and December 31, 2022.

FXTN

On June 3, 2022, Smart purchased at a discount a three-year FXTN 03-27 with face value of Php25 million maturing on April 7, 2025. The bond has a gross coupon rate of 4.25% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php639.8 thousand and Php550 thousand for the nine months ended
September 30, 2023 and 2022, respectively. The carrying value of this investment amounted to Php25 million each as at September 30, 2023 and December 31, 2022.

On June 16, 2022, Smart purchased at a premium a seven-year FXTN 0une 16, 20227-67 with face value of Php10 million maturing on May 19, 2029. The bond has a gross coupon rate of 6.5% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php392.8 thousand and Php234 thousand for the nine months ended September 30, 2023 and 2022, respectively. The carrying value of this investment amounted to Php10 million each as at September 30, 2023 and December 31, 2022.

On July 7, 2022, PLDT and Smart purchased at a premium a four-year FXTN 07-62 with face value of
Php20 million maturing on February 14, 2026. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis. The bond is classified as debt instrument at amortized cost. Interest income, net of withholding tax, recognized on this investment amounted to Php744 thousand for the nine months ended
September 30, 2023. The carrying value of this investment amounted to Php20 million each as at
September 30, 2023 and December 31, 2022.

Time Deposits

In July 2020, PLDT and Smart invested US$2.0 million each in a two-year time deposit with Landbank of the Philippines, or LBP, which matured on July 29, 2022 and August 1, 2022, respectively, at a gross coupon rate of 2.00%. These long-term fixed rate time deposits paid interest on a yearly basis or an estimate of 360 days. Interest income, net of withholding tax, recognized on this investment amounted to nil and US$40 thousand, or Php2 million, for the nine months ended September 30, 2023 and 2022, respectively. The carrying value of this investment amounted to nil as at September 30, 2023 and December 31, 2022.

13.
Investment Properties

Changes in investment properties account for the nine months ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
September 30, 2023 (Unaudited)
Balances at beginning and end of the period	858	2	155	1,015
Net losses from fair value adjustments charged to profit or loss	—	—	(2)	(2)
Transfers to property and equipment	—	—	(5)	(5)
Balances at end of the period	858	2	148	1,008

December 31, 2022 (Audited)
Balances at beginning and end of the year	771	3	155	929
Net gains (losses) from fair value adjustments charged to profit or loss	96	(1)	2	97
Transfers from (to) property and equipment	2	—	(2)	—
Disposals during the year	(11)	—	—	(11)
Balances at end of the year	858	2	155	1,015

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php50 to Php36 thousand. The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php91 million and Php68 million for the nine months ended September 30, 2023 and 2022, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php42 million and Php39 million for the nine months ended September 30, 2023 and 2022, respectively. See Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy. There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14.
Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the nine months ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

	Intangible Assets with	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Indefinite Life	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
		(in million pesos)
September 30, 2023 (Unaudited)
Costs:
Balances at beginning and end of the period	220	4,505	3,016	135	4,703	1,205	1,320	14,884	15,104	63,595	78,699
Translation and other adjustments	—	55	1	—	—	—	2	58	58	—	58
Balances at end of the period	220	4,560	3,017	135	4,703	1,205	1,322	14,942	15,162	63,595	78,757
Accumulated amortization and impairment:
Balances at beginning of the period	—	4,505	2,078	135	4,703	1,205	870	13,496	13,496	654	14,150
Amortization during the period (Notes 4 and 5)	—	—	140	—	—	—	26	166	166	—	166
Translation and other adjustments	—	55	1	—	—	—	(5)	51	51	—	51
Balances at end of the period	—	4,560	2,219	135	4,703	1,205	891	13,713	13,713	654	14,367
Net balances at end of the period	220	—	798	—	—	—	431	1,229	1,449	62,941	64,390
Estimated useful lives (in years)	—	—	16	—	—	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	5	—	—	—	4-9	—	—	—	—
December 31, 2022 (Audited)
Costs:
Balances at beginning and end of the year	—	4,505	3,016	135	4,703	1,205	799	14,363	14,363	62,033	76,396
Additions during the year	220	—	—	—	—	—	521	521	741	1,565	2,306
Disposals	—	—	—	—	—	—	—			(3)	(3)
Balances at end of the year	220	4,505	3,016	135	4,703	1,205	1,320	14,884	15,104	63,595	78,699
Accumulated amortization and impairment:
Balances at beginning of the year	—	4,505	1,892	131	4,703	1,205	771	13,207	13,207	654	13,861
Amortization during the year (Notes 4 and 5)	—	—	186	4	—	—	38	228	228	—	228
Business combinations	—	—	—	—	—	—	71	71	71	—	71
Translation and other adjustments	—	—	—	—	—	—	(10)	(10)	(10)	—	(10)
Balances at end of the year	—	4,505	2,078	135	4,703	1,205	870	13,496	13,496	654	14,150
Net balances at end of the year	220	—	938	—	—	—	450	1,388	1,608	62,941	64,549
Estimated useful lives (in years)	—	—	16	—	—	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	5	—	—	—	4-9	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023 (Unaudited)			December 31, 2022 (Audited)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Franchise	798	—	798	938	—	938
Customer list	—	220	220	—	220	220
Others	—	431	431	—	450	450
Total intangible assets	798	651	1,449	938	670	1,608
Goodwill	56,571	6,370	62,941	56,571	6,370	62,941
Total goodwill and intangible assets	57,369	7,021	64,390	57,509	7,040	64,549

The consolidated future amortization of intangible assets as at September 30, 2023 are as follows:

Year	(in million pesos)
2023(1)	117
2024	276
2025	276
2026	277
2027 and onwards	283
1,229

(1)
October 1, 2023 through December 31, 2023.

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at September 30, 2023, the PLDT Group’s goodwill comprised of goodwill resulting from PGIH’s acquisition of Multisys in 2022, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, cash inflows are not considered coming from independent group of assets on a per Company basis due largely to the significant portion of shared and commonly used network/platform that generates related revenue. On the other hand, PLDT has the largest fixed line network in the Philippines. PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high-capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web. With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated and tested for impairment given that the Fixed Line and Wireless operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors. The post-tax discount rates applied to cash flow projections are 7.38% for the Wireless and Fixed Line CGUs. Cash flows beyond the projection period of three years are determined using a 2% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry. Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill as at September 30, 2023 and December 31, 2022.

The accumulated impairment balance as at September 30, 2023 and December 31, 2022 both comprised of Php438 million from PLDT’s acquisition of Digitel and Php216 million from ePLDT’s acquisition of AGS.

15.
Cash and Cash Equivalents

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 27)	8,144	16,533
Temporary cash investments (Note 27)	13,328	8,678
	21,472	25,211

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php340 million and Php172 million for the nine months ended September 30, 2023 and 2022, respectively. See Note 5 – Income and Expenses.

16. Trade and Other Receivables

As at September 30, 2023 and December 31, 2022, this account consists of receivables from:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 27)	19,829	17,216
Corporate subscribers (Note 27)	14,689	15,151
Foreign administrations (Note 27)	1,027	1,058
Domestic carriers (Note 27)	262	296
Dealers, agents and others (Note 27)	6,060	6,195
	41,867	39,916
Less: Allowance for expected credit losses	16,598	13,661
	25,269	26,255

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances to affiliates.

Trade and other receivables are non-interest bearing and generally have settlement terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 27 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at September 30, 2023 and December 31, 2022:

	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
September 30, 2023 (Unaudited)
Balances at beginning of the period	1,866	5,023	1,717	3,382	1	133	—	1	652	886	4,236	9,425	13,661
Provisions and other adjustments from continuing operations (Notes 2, 3 and 5)	(143)	2,525	382	220	13	7	1	—	6	8	259	2,760	3,019
Provisions and other adjustments from discontinued operations (Notes 2, 3 and 5)	—	—	3	—	—	—	—	—	—	—	3	-	3
Translation adjustments	—	—	7	3	—	—	—	—	—	—	7	3	10
Reclassifications and reversals	(35)	—	98	(77)	—	(6)	—	—	(73)	(2)	(10)	(85)	(95)
Balances at end of the period	1,688	7,548	2,207	3,528	14	134	1	1	585	892	4,495	12,103	16,598

December 31, 2022 (Audited)
Balances at beginning of the year	1,573	6,466	1,378	3,330	—	121	—	14	87	866	3,038	10,797	13,835
Provisions and other adjustments from continuing operations (Notes 2, 3 and 5)	782	3,420	397	489	1	33	—	(13)	3	14	1,183	3,943	5,126
Provisions and other adjustments from discontinued operations (Notes 2, 3 and 5)	—	—	30	—	—	—	—	—	—	—	30	—	30
Reclassifications and reversals	(489)	578	(129)	(27)	—	—	—	—	562	6	(56)	557	501
Translation adjustments	—	—	41	24	—	—	—	—	—	—	41	24	65
Write-offs	—	(5,441)	—	(434)	—	(21)	—	—	—	—	—	(5,896)	(5,896)
Balances at end of the year	1,866	5,023	1,717	3,382	1	133	—	1	652	886	4,236	9,425	13,661

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 27 – Financial Assets and Liabilities.

17.
Inventories and Supplies

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Commercial:
At net realizable value(1)	1,099	2,110
At cost	1,447	2,455
Network:
At net realizable value(1)	820	577
At cost	1,874	1,727
Others:
At net realizable value(1)	546	881
At cost	1,023	1,604
Total inventories and supplies at the lower of cost or net realizable value	2,465	3,568

(1) Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the nine months ended September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Cost of sales	7,869	8,253
Repairs and maintenance	601	740
Provisions (Note 5)	90	464
Selling and promotions	—	4
	8,560	9,461

Changes in the allowance for inventory obsolescence and write-down for the nine months ended
September 30, 2023 and for the year ended December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	2,218	2,688
Reclassification	888	282
Provisions (Note 5)	90	414
Translation revaluation	—	2
Reversals	(13)	(136)
Cost of sales	(1,304)	(1,032)
Balances at end of the period	1,879	2,218

18.
Prepayments

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Advances to suppliers and contractors	57,920	69,326
Prepaid taxes	11,747	14,911
Prepaid benefit costs (Note 25)	4,726	1,598
Prepaid fees and licenses	2,552	1,983
Prepaid repairs and maintenance	968	542
Prepaid rent	483	528
Prepaid insurance (Note 24)	272	120
Other prepayments	6,996	6,741
	85,664	95,749
Less current portion of prepayments	15,145	14,696
Noncurrent portion of prepayments	70,519	81,053

Advances to suppliers and contractors are non-interest bearing and are to be applied to contractors’ subsequent progress billings for projects.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 25 – Pension and Other Employee Benefits.

Other prepayments include capitalized commission amounting to Php6,489 million and Php6,286 million as at September 30, 2023 and December 31, 2022, respectively. See Note 5 - Income and Expenses.

19.
Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at September 30, 2023 and
December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)
300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the nine months ended September 30, 2023 and 2022.

Preferred Stock

Non-Voting Serial Preferred Stock

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to
December 31, 2015, pursuant to the PLDT Subscriber Investment Plan, or SIP. On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to
December 31, 2020, pursuant to the SIP.

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at any time subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT;
(d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at December 31, 2022. See Note 1 – Corporate Information.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012. In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all such shares were redeemed and retired effective August 30, 2012. In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of
Php310 thousand, to fund the redemption price of the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022. After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or the Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013. In accordance with the terms and conditions of the Series HH Shares issued in 2007, the holders of the Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of the Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014. In accordance with the terms and conditions of the Series HH Shares issued in 2008, the holders of the Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption of the Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective May 11, 2016. In accordance with the terms and conditions of the Series II Shares, the holder of the Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026. After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series A to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

On January 28, 2020, the Board of Directors authorized and approved, the retirement of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock, or SIP Shares, effective May 12, 2020. The record date for the determination of the holders of outstanding SIP Shares available for redemption was February 11, 2020.

On January 20, 2022, RCBC returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million. PLDT’s obligations to pay the trust amounts for Series A to FF had also prescribed, resulting in the recognition of income in 2022 for the same amount as the unclaimed Trust Account that RCBC returned to PLDT.

PLDT has withdrawn Php353 thousand and Php3 million from the Trust Account, representing total payments on redemption for the nine months ended September 30, 2023 and 2022, respectively. The balance of the Trust Account amounting to Php13 thousand and Php367 thousand were presented as part of “Current portion of other financial assets” and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at September 30, 2023 and December 31, 2022, respectively. See related disclosures below under Perpetual Notes and
Note 27 – Financial Assets and Liabilities.

Common Stock/Treasury Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program. There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared to equity holders for the nine months ended September 30, 2023 and 2022 are detailed as follows:

September 30, 2023 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV(1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12
	August 3, 2023	August 19, 2023	September 15, 2023	—	12
					36

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
	August 29, 2023	September 13, 2023	October 15, 2023	—	2
					8

Common Stock
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45.00	9,722
	August 3, 2023	August 17, 2023	September 4, 2023	49.00	10,587
Special Dividend	March 23, 2023	April 11, 2023	April 24, 2023	14.00	3,025
					23,334
Charged to retained earnings					23,378

(1) Dividends were declared based on total amount paid up.

September 30, 2022 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV(1)	January 25, 2022	February 21, 2022	March 15, 2022	—	12
	May 5, 2022	May 20, 2022	June 15, 2022	—	13
	August 4, 2022	August 19, 2022	September 15, 2022	—	12
					37

Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
	June 14, 2022	June 30, 2022	July 15, 2022	—	2
	August 24, 2022	September 15, 2022	October 15, 2022	—	3
					7

Common Stock
Regular Dividend	March 3, 2022	March 17, 2022	April 4, 2022	42.00	9,075
	August 4, 2022	August 18, 2022	September 5, 2022	47.00	10,155
Special Dividend	August 4, 2022	August 18, 2022	September 5, 2022	28.00	6,050
					25,280
Charged to retained earnings					25,324

(1) Dividends were declared based on total amount paid up.

Our dividends declared after September 30, 2023 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV(1)	November 7, 2023	November 22, 2023	December 15, 2023	—	12
Charged to retained earnings					12

(1) Dividends were declared based on total amount paid up.

Noncontrolling Interests – Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively. The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes. Smart paid distributions amounting to Php177 million and Php236 million as at September 30, 2023 and
December 31, 2022, respectively.

On July 18, 2017, Smart issued Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under the Notes Facility Agreement dated July 18, 2017. The transaction costs amounting to
Php5 million were accounted as a deduction from the perpetual notes. Smart paid distributions amounting to Php14 million as at December 31, 2022. On January 18, 2022, Smart redeemed the Php1,100 million perpetual notes issued to RCBC at the relevant Redemption Price. This transaction was eliminated in our consolidated financial statements.

On September 19, 2019, Smart issued Php4,700 million perpetual notes to DMPI under the Notes Facility Agreement dated September 16, 2019. The transaction cost amounting to Php35 million was accounted as a deduction from the perpetual notes. Smart paid distributions amounting to Php143 million and Php258 million as at September 30, 2023 and December 31, 2022, respectively. On September 19, 2022, Smart made a partial redemption amounting to Php1,500 million at an optional redemption price of 101.2% of the principal amount of the Perpetual Notes redeemed, which incurred a penalty fee of Php18 million. This transaction was eliminated in our consolidated financial statements.

Proceeds from the issuance of these notes were used to finance capital expenditures. The notes have no fixed redemption dates. However, Smart may, at its sole option, redeem the notes. The notes are subordinated to and rank junior to all senior loans of Smart. In accordance with PAS 32, Financial Instruments: Presentation, the notes are classified as part of Smart’s equity and recorded as noncontrolling interests in PLDT’s consolidated financial statements.

20.
Interest-bearing Financial Liabilities

As at September 30, 2023 and December 31, 2022, this account consists of the following:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 27 and 28)	242,910	217,288

Current portion of interest-bearing financial liabilities:
Long-term and short-term debt maturing within one year (Notes 27 and 28)	29,344	32,292
	272,254	249,580

Unamortized debt discount, representing debt premium, debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php2,210 million and Php2,279 million as at September 30, 2023 and December 31, 2022, respectively.
See Note 27 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the nine months ended
September 30, 2023 and for the year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	2,279	2,857
Additions during the period	198	(243)
Revaluations during the period	3	20
Accretion during the period included as part of financing costs – net	(270)	(355)
Unamortized debt discount at end of the period	2,210	2,279

The scheduled maturities of our consolidated outstanding long-term and short-term debt at nominal values as at September 30, 2023 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2023(1)	4	198	19,441	19,639
2024	39	2,210	9,815	12,025
2025	14	793	22,370	23,163
2026	14	793	14,555	15,348
2027	14	793	26,175	26,968
2028 and onwards	642	36,376	140,945	177,321
Total debt (Note 27)	727	41,163	233,301	274,464

(1)
October 1, 2023 through December 31, 2023.

Long-term Debt

As at September 30, 2023 and December 31, 2022, long-term debt consists of:

		September 30, 2023		December 31, 2022
		(Unaudited)		(Audited)
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2023 and 2022	590	33,423	589	32,892
Term Loans:
Others (1)	SOFR + 1.31161% to 1.47826% in 2023 and US$ LIBOR +1.0500% in 2023 and US$ LIBOR + 0.7900% to 1.0500% in 2022	126	7,135	161	9,002
		716	40,558	750	41,894
Philippine Peso Debts:
Fixed Rate Retail Bonds	5.2813% in 2023 and 2022		2,599		2,596
Term Loans:
Unsecured Term Loans	3.9500% to 5.3500%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000% to 4.6250%) in 2023 and 3.9000% to 5.5660%; PHP BVAL + 0.5000% to 0.9000% (floor rate 3.9000% to 4.6250%) and TDF + 0.2500% in 2022		223,097		195,090
			225,696		197,686
Total long-term debt (Notes 27 and 28)			266,254		239,580
Less portion maturing within one year (Note 27)			23,344		22,292
Noncurrent portion of long-term debt (Note 27)			242,910		217,288

(1) Effective September 2023, the benchmark rate of our U.S. Dollar-denominated debts was changed from LIBOR to SOFR.

							Outstanding Amounts
							September 30, 2023				December 31, 2022
				Repurchase Amount			(Unaudited)				(Audited)
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
				(in millions)			(in millions)
Fixed Rate Notes(1)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031	—	—	—	296	(2)	16,764	(2)	295	(2)	16,490	(2)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on June 23, 2050	—	—	—	294	(2)	16,659	(2)	294	(2)	16,402	(2)
							590		33,423		589		32,892

(1)
The purpose of this loan is to refinance the existing loan obligations, prepay outstanding loans and partially finance capital expenditures.
(2)
Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023				December 31, 2022
					Amount	Amount		(Unaudited)				(Audited)
Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	February 24, 2022	—		—		—		—
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	December 7, 2022	—		—		—		—
PLDT
US$25M	March 22, 2016	NTT TC Leasing Co., Ltd., or NTT TC Leasing	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	March 30, 2023	—		—		25	(2)	1,395	(2)
PLDT
US$25M	January 31, 2017	NTT TC Leasing	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(2)	1,415	(2)	25	(2)	1,393	(2)
Smart
US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	101	(2)	5,720	(2)	111	(2)	6,214	(2)
								126		7,135		161		9,002

(1)
The purpose of this loan is to finance the capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.
(2)
Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

Outstanding Amounts
				Date of	Payments		September 30, 2023		December 31, 2022
				Issuance/	Amount		(Unaudited)		(Audited)
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	12,400	February 8, 2021	2,599	(2)	2,596	(2)

(1)
The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.
(2)
Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	January 12, 2022	—		—
PLDT
Php1,500M	April 2, 2014	AIA Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	January 31, 2022	—		—
PLDT
Php1,000M	May 23, 2014	AIA Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	February 28, 2022	—		—
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	June 13, 2022	—		—
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,365		1,380
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,807	(2)	1,811	(2)
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,760		2,790
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,600		4,650
								10,532		10,631

(1)
The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.
(2)
Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,594	(2)	4,642	(2)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,644	(2)	4,642	(2)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,643	(2)	4,641	(2)
Smart
Php7,000M	December 18, 2015	China Banking Corporation, or CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	June 28, 2022	—		—
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,814	(2)	2,843	(2)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	August 30, 2023	-		5,637	(2)
								16,695		22,405

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php8,000M	July 14, 2016	Security Bank	Annual amortization rate of 1% of the total amount drawn payable semi-annually starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,025	(2)	7,182	(2)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	November 3, 2023	6,108	(2)	6,105	(2)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,820		2,820
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	October 24, 2023	5,076	(2)	5,074	(2)
PLDT
Php5,300M(3)	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	982	(2)	981	(2)
								22,011		22,162

(2)
Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(3)
The amounts of Php1,500 million and Php2,500 million were prepaid on September 19, 2022 and December 19, 2022, respectively.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first-year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,872	(2)	1,881	(2)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	924	(2)	920	(2)
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,864	(2)	1,878	(2)
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,283	(2)	3,317	(2)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth-year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,411	(2)	1,418	(2)
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,880		1,890
								11,234		11,304

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php3,500M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,290		3,325
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,428	(2)	1,443	(2)
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	1,769	(2)	1,770	(2)
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	878	(2)	879	(2)
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	1,769	(2)	1,773	(2)
								9,134		9,190

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,898	(2)	1,916	(2)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	September 28, 2022	—		—
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,838	(2)	2,867	(2)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 6, 2029	May 6, 2019 September 2, 2019	2,000 3,000	—	—	4,792	(2)	4,830	(2)
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on July 11, 2029	July 11, 2019 September 6, 2019 October 1, 2019 November 5, 2019	3,000 2,000 1,000 2,000	—	—	7,943	(2)	8,053	(2)
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	3,693	(2)	3,704	(2)
								21,164		21,370

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php2,000M	April 11, 2019	Bank of China (Hong Kong) Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,913	(2)	1,931	(2)
PLDT
Php2,000M	July 1, 2019	PNB	Annual amortization rate equivalent to 1% of the total amount drawn from the facility on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,913	(2)	1,931	(2)
Smart
Php8,000M	September 25, 2019	CBC	Annual amortization rate equivalent to 10% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on October 2, 2029	October 2, 2019	8,000	—	—	6,949	(2)	6,901	(2)
Smart
Php4,000M	December 9, 2019	DBP	Annual amortization rate equivalent to 1% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on December 12, 2029	December 12, 2019	4,000	—	—	3,940	(2)	3,938	(2)
PLDT
Php4,500M	December 12, 2019	BPI	Annual amortization rate equivalent to 1% of the advance on the first year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2029	December 18, 2019	4,500	—	—	4,343	(2)	4,340	(2)
Smart
Php3,000M	January 20, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 24, 2030	January 24, 2020	3,000	—	—	2,847	(2)	2,871	(2)
								21,905		21,912

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	January 29, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 31, 2030	January 31, 2020	5,000	—	—	4,772	(2)	4,814	(2)
PLDT
Php4,000M	March 24, 2020	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year anniversary of the drawdown date and the balance payable upon maturity on March 27, 2028	March 26, 2020	4,000	—	—	3,772	(2)	3,800	(2)
PLDT
Php2,500M	March 30, 2020	MUFG Bank, Ltd.	Amortization rate equivalent to: (1) 20% of the amount drawn payable on the 30th, 48th, 54th and 72nd month from the drawdown date; (2) 0.50% of the amount drawn payable on the 36th, 42nd, 60th and 66th month from the drawdown date; and (3) 18% of the amount drawn payable upon maturity on October 2, 2026	April 2, 2020	2,500	—	—	1,982	(2)	1,992	(2)
PLDT
Php3,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 28, 2030	May 28, 2020	3,000	—	—	2,894	(2)	2,923	(2)
Smart
Php4,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of principal amount of the loan starting on the first-year up to the ninth-year anniversary of the initial advance and the balance payable upon maturity on November 20, 2030	November 20, 2020	4,000	—	—	3,898	(2)	3,895	(2)
PLDT
Php3,000M	May 21, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2030	December 18, 2020	3,000	—	—	2,923	(2)	2,921	(2)
								20,241		20,345

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	February 9, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on February 16, 2032	February 15, 2021	5,000	—	—	4,870	(2)	4,918	(2)
Smart
Php3,000M	March 4, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 9, 2031	March 9, 2021	3,000	—	—	2,923	(2)	2,951	(2)
Smart
Php3,000M	March 5, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 25, 2031	May 25, 2021	3,000	—	—	2,922	(2)	2,951	(2)
Smart
Php4,000M	March 8, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 30, 2031	March 30, 2021	4,000	—	—	3,897	(2)	3,935	(2)
PLDT
Php3,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 14, 2032	April 14, 2021	3,000	—	—	2,922	(2)	2,950	(2)
PLDT
Php2,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 29, 2032	April 29, 2021	2,000	—	—	1,960		1,980
								19,494		19,685

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
	Date of Loan				Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in	(Unaudited)		(Audited)
					Php	Php	full on	Php		Php
Smart
Php4,000M	April 14, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on June 8, 2032	June 8, 2021	4,000	—	—	3,936	(2)	3,974	(2)
Smart
Php3,000M	April 15, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on September 1, 2032	September 1, 2021	3,000	—	—	2,951	(2)	2,980	(2)
PLDT
Php3,000M	April 30, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year from drawdown date and the balance of 91% payable upon maturity on June 21, 2032	June 21, 2021	3,000	—	—	2,952	(2)	2,980	(2)
PLDT
Php3,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on July 15, 2032	July 15, 2021	3,000	—	—	2,922	(2)	2,951	(2)
PLDT
Php4,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on September 1, 2032	September 1, 2021	4,000	—	—	3,896	(2)	3,934	(2)
Smart
Php1,000M	September 28, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year from the drawdown date and the balance of 91% payable upon maturity on October 15, 2031	October 15, 2021	1,000	—	—	990		990
Smart
Php3,000M	November 17, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the sixth-year from the drawdown date and the balance of 94% payable upon maturity on November 22, 2028	November 22, 2021	3,000	—	—	2,953	(2)	2,951	(2)
PLDT
Php1,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 1, 2033	December 1, 2021	1,000	—	—	990		990
PLDT
Php3,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth- year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	3,000	—	—	2,951	(2)	2,949	(2)
								24,541		24,699

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled / Undrawn		September 30, 2023		December 31, 2022
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php4,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	4,000	—	—	3,934	(2)	3,932	(2)
PLDT
Php2,500M	December 10, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 17, 2031	December 17, 2021	2,500	—	—	2,475		2,475
Smart
Php3,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the seventh-year from the drawdown date and the balance of 93% payable upon maturity on January 21, 2030	January 20, 2022	3,000	—	—	2,952	(2)	2,980	(2)
Smart
Php2,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eight-year from the drawdown date and the balance of 92% payable upon maturity on January 20, 2031	January 20, 2022	2,000	—	—	1,980		2,000
PLDT
Php10,000M	January 31, 2023	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on April 19, 2033	April 19, 2023 May 26, 2023	7,500 2,500	—	—	9,945	(2)	—
PLDT
Php5,500M	February 27, 2023	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on April 19, 2033	April 19, 2023	5,500	—	—	5,460	(2)	—
ePLDT
Php8,000M	March 10, 2023	BPI	Semi-annual amortizations equivalent to 1% of the advance starting on the 1st year up to 5th year after drawdown date, 5% of the advance on the 6th to 9th year after drawdown date, and the balance of 75% payable on maturity date on March 24, 2033	March 24, 2023 October 27, 2023	3,000 2,000	—	—	2,978	(2)	—
PLDT
Php2,000M	March 22, 2023	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on August 24, 2033	August 24, 2023	2,000	—	—	2,000		—
PLDT
Php4,000M	April 14, 2023	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on August 24, 2033	August 24, 2023	4,000	—	—	3,970	(2)	—
Smart
Php10,500M	May 8, 2023	CBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary from the initial drawdown date and the balance of 91% payable upon maturity on May 11, 2033	May 11, 2023 June 2, 2023 June 5, 2023 August 24, 2023	3,000 2,000 2,000 3,500	—	—	10,452	(2)	—
								46,146		11,387
								223,097		195,090

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

U.S. Dollar Fixed Rate Notes

On June 23, 2020, PLDT issued US$300 million 10-year and US$300 million 30-year senior unsecured fixed-rate notes with coupon of 2.50% and 3.45%, respectively. Proceeds from the issuance of these notes have been used to refinance maturing debt obligations, prepay outstanding loans and partially finance capital expenditures. The 2031 Notes will mature on January 23, 2031 and the 2050 Notes will mature on
June 23, 2050.

Short-term Debt

In March and April 2022, PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million, respectively, with an interest rate of 2.60%. In July 2022, PLDT prepaid its outstanding short-term debt amounting to Php2,000 million. In October 2022, Smart paid its outstanding short-term debt amounting to Php4,000 million. In November 2022, PLDT and Smart availed unsecured short-term debt amounting to Php4,000 million and Php2,000 million, respectively, with an interest rate of 5.16%. In March 2023, PLDT paid its outstanding short-term debt amounting to Php4,000 million. As at September 30, 2023 and December 31, 2022, the total outstanding balance of short-term debt amounted to Php6,000 million and Php10,000 million, respectively. In October 2023, PLDT and Smart paid their remaining outstanding short-term debt amounting to Php4,000 million and Php2,000 million, respectively.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of our total consolidated debts (net of consolidated debt discount), approximately 15% and 17% were denominated in U.S. Dollars as at September 30, 2023 and
December 31, 2022, respectively. Considering our consolidated outstanding hedges, the unhedged portion of the PLDT’s net debt amounts was approximately 5% (or 4%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at September 30, 2023 and 7% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2022. Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT;
(e) merging or consolidating with any other company; and (f) making or permitting any preference or priority in respect of any other relevant indebtedness of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA and interest coverage ratio. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at September 30, 2023 and December 31, 2022, we were in compliance with all of our debt covenants.
See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

21.
Deferred Credits and Other Noncurrent Liabilities

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Contract liabilities and unearned revenues (Note 5)	8,249	7,615
Provision for asset retirement obligations	1,346	1,514
Accrual of capital expenditures under long-term financing	70	316
Others	54	56
	9,719	9,501

The following table summarizes the changes to provision for asset retirement obligations for the nine months ended September 30, 2023 and for the year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	1,514	2,121
Capitalized to ROU assets during the period	163	65
Accretion expenses	47	54
Revaluation due to change in IBR	—	442
Settlement of obligations and others	(1)	(1)
Change in assumptions	(30)	(935)
Reclassification to liabilities associated with assets classified as held-for-sale	(347)	(232)
Provision for asset retirement obligations at end of the period	1,346	1,514

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks. See Note 20 – Interest-bearing Financial Liabilities.

22.
Accounts Payable

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 27)	76,243	80,725
Taxes (Note 26)	5,216	4,052
Carriers and other customers (Note 27)	1,747	1,745
Related parties (Notes 24 and 27)	408	270
Others	3,765	18,395
	87,379	105,187

Accounts payable are non-interest bearing and are normally settled within 180 days.

In 2022, four of our major suppliers entered into Trade Financing Arrangements, or TFAs, to sell a portion of their Philippine Peso receivables from the Parent Company amounting to Php7,049 million and from Smart amounting to Php10,882 million. Under the terms of the TFA, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest.

In 2023, one of our major suppliers entered into TFA to sell a portion of their Philippine Peso receivables from Smart amounting to Php3,280 million. Under the terms of the TFA, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest.

The balance of the amount reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php3,280 million and Php17,931 million as at September 30, 2023 and December 31, 2022, respectively. There were no changes in the payment terms.

For terms and conditions pertaining to the payables to related parties, see Note 24 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.
Accrued Expenses and Other Current Liabilities

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	62,193	63,731
Contract liabilities and unearned revenues (Note 5)	9,462	9,499
Accrued taxes and related expenses (Note 26)	6,697	9,445
Accrued employee benefits and other provisions (Note 27)	6,094	6,615
Accrued interests and other related costs (Note 28)	2,409	1,868
Others	3,531	2,387
	90,386	93,545

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services and other operational related expenses pending receipt of billings and statement of accounts from suppliers. These liabilities are non-interest bearing and are normally settled within a year.

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Accrued employee benefits and other provisions pertain to accrued salaries, wages and bonuses, and other employee benefits that are normally settled within a year.

Accrued interests and other related costs are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

Other accrued expenses and other current liabilities are non-interest bearing and are normally settled within a year. This pertains to accrued interest on loans and other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

24.
Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.

The following table provides the summary of outstanding balances as at September 30, 2023 and December 31, 2022, and transactions for the nine months ended
September 30, 2023 and 2022 that have been entered into with related parties:

				Statement of	September 30,	December 31,		September 30,
				Financial	2023	2022	Income	2023	2022
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Statement Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Indirect investment in joint ventures through PCEV:
Manila Electric Company, or Meralco	Electricity services to PLDT and certain subsidiaries’ offices within Meralco's franchise area	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	523	527	Repairs and maintenance	2,414	2,380
	Pole attachment contracts, wherein Meralco leases its pole spaces to accommodate PLDT and Smart’s cable network facilities	45 days upon receipt of billings	Unsecured	Accrued expenses and other current liabilities (Notes 23 and 24)	—	—	Rent	40	40
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	2,177	2,775	Depreciation and amortization	2,041	454
		2023 – due after September 30, 2024; 2022 – due after December 31, 2023	Unsecured	Lease liabilities - net of current portion (Note 10)	2	727
		2023– due on or before September 30, 2024; 2022 – due on or before December 31, 2023	Unsecured	Current portion of lease liabilities (Note 10)	1	642
Meralco Industrial Engineering Services Corporation, or MIESCOR	Customer line installation, repair, rehabilitation and maintenance activities	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities (Note 23)	3	5

				Statement of	September 30,	December 31,		September 30,
				Financial	2023	2022	Income	2023	2022
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Statement Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT TC Leasing	PLDT signed a US$25 million term loan facility agreement on March 22, 2016	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	Interest-bearing financial liabilities (Note 20)	—	1,395	Financing costs – net	19	26
	PLDT signed a US$25 million term loan facility agreement on January 31, 2017	Non-amortizing, payable upon maturity on March 27, 2024	Unsecured	Interest-bearing financial liabilities (Note 20)	1,415	1,393	Financing costs – net	69	25
NTT World Engineering Marine Corporation	On February 1, 2008, PLDT entered into a service agreement, wherein NTT World Engineering Marine Corporation provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.	1st month of each quarter; non-interest bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	295	318	Repairs and maintenance	35	15
NTT Communications	On March 24, 2000, PLDT entered into an advisory service agreement (as amended on March 31, 2003, March 31, 2005 and June 16, 2006), under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.	30 days upon receipt of invoice; non-interest bearing	Unsecured	Accrued expenses and other current liabilities (Note 23)	51	18	Professional and other contracted services	83	87
	On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.	30 days upon receipt of invoice; non-interest bearing	Unsecured	Accounts payable (Note 22)	3	3		—	—
NTT Worldwide Telecommunications Corporation	On March 24, 2000, PLDT entered into an agreement under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.	30 days upon receipt of invoice; non-interest bearing	Unsecured	Accounts payable (Note 22)	6	6	Selling and promotions	1	2

				Statement of	September 30,	December 31,		September 30,
				Financial	2023	2022	Income	2023	2022
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Statement Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT DOCOMO	On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.	30 days upon receipt of invoice; non-interest bearing	Unsecured	Accrued expenses and other current liabilities (Note 23)	55	14	Professional and other contracted services	77	79
JGSHI and Subsidiaries	PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.	1st month of each quarter; 30 days upon receipt of invoice; non-interest bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	—	17	Rent	257	202
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	4	59	Depreciation and amortization	—	33
		2023 – due after June 30, 2024; 2022 – due after December 31, 2023	Unsecured	Lease liabilities - net of current portion (Note 10)	52	35
		2023 – due on or before June 30, 2024 2022 – due on or before December 31, 2023	Unsecured	Current portion of lease liabilities (Note 10)	25	28
	PLDT group's other transactions with JGSHI and subsidiaries	30 days upon receipt of invoice; non-interest bearing	Unsecured	Accrued expenses and other current liabilities (Note 23)	53	45	Repairs and maintenance	51	3
							Communication, training and travel	—	—
							Financing costs – net	—	—

				Statement of	September 30,	December 31,		September 30,
				Financial	2023	2022	Income	2023	2022
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Statement Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Other related parties:
Various	PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.	30 days upon receipt of invoice	Unsecured	Trade and other receivables (Note 16)	5,611	3,155	Revenues	2,343	1,890
		2023 – due after June 30, 2024; 2022 – due after December 31, 2023	Unsecured	Lease liabilities - net of current portion (Note 10)	14	384	Expenses	2,919	7,717
		2023 – due on or before June 30, 2024; 2022 – due on or before December 31, 2023	Unsecured	Current portion of lease liabilities (Note 10)	13	229
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	519	1,404
		30 days upon receipt of billing; non-interest bearing	Unsecured	Accounts payable (Note 22)	963	947
		Immediately upon receipt of billing	Unsecured	Accrued expenses and other current liabilities (Note 23)	20	57

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the nine months ended
September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Short-term employee benefits	368	523
Other long-term employee benefits (Note 25)	124	305
Post-employment benefits (Note 25)	19	16
Total compensation paid to key officers of the PLDT Group	511	844

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, governance, nomination and sustainability, executive compensation, technology strategy, and risk and data privacy and information security committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php69 million and
Php65 million for the nine months ended September 30, 2023 and 2022, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

25.
Pension and Other Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees, in which case, benefits are computed based on R.A. 7641 (Retirement Pay Law) or the minimum mandated benefit by the law. For the purpose of complying with Revised PAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT and certain of its subsidiaries actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets from December 31, 2022 to September 30, 2023. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs as at September 30, 2023 and December 31, 2022, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the nine months ended September 30, 2023 and 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	15,883	22,298
Service costs	690	1,093
Interest costs on benefit obligation	486	1,173
Actuarial losses on obligations – experience	—	78
Actuarial gains on obligations – economic assumptions	—	(3,972)
Actual benefits paid/settlements	(3,052)	(102)
Curtailment and others	—	(4,685)
Present value of defined benefit obligations at end of the period	14,007	15,883
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	16,291	14,683
Actual contributions	3,630	6,359
Interest income on plan assets	641	983
Actual gain on plan assets	—	(421)
Actual benefits paid/settlements	(2,974)	(5,313)
Fair value of plan assets at end of the period	17,588	16,291
Overfunded status – net	3,582	408
Accrued benefit costs	436	482
Prepaid benefit costs (Note 18)	4,018	890

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	690	1,081
Interest costs – net	(155)	144
Curtailment/settlement losses and other adjustments	145	—
Net periodic benefit costs (Note 5)	680	1,225

Actual net loss on plan assets amounted to Php641 million and Php578 million for the nine months ended September 30, 2023 and 2022, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2023 will amount to Php4,613 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at September 30, 2023:

(in million pesos)
2023(1)	261
2024	317
2025	433
2026	826
2027	1,077
2028 to 2032	11,904

(i)
October 1, 2023 through December 31, 2023.

The average duration of the defined benefit obligation at the end of the reporting period is 10.91 years.

The weighted average assumptions used to determine pension benefits for the nine months ended
September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
	(Unaudited)
	(in percentage)
Rate of increase in compensation	5.7	5.7
Discount rate	7.3	7.0

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at September 30, 2023 and December 31, 2022, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in percentage)	(in million pesos)
Discount rate	1	(14,223)
	(1)	17,579

Future salary increases	1	17,587
	(1)	(14,189)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and
(iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or
(v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least
15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as government securities, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT and certain of its subsidiaries plan assets recognized as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	13,537	13,509
Shares of stock	2,017	1,913
Corporate bonds and loans receivable	1,416	318
Mutual funds	221	129
Government securities	7	7
Total noncurrent financial assets	17,198	15,876
Current Financial Assets
Cash and cash equivalents	388	410
Receivables	6	8
Total current financial assets	394	418
Total PLDT’s Plan Assets	17,592	16,294
Subsidiaries Plan Assets	(4)	(3)
Total Plan Assets of Defined Benefit Pension Plans	17,588	16,291

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the quoted market prices at reporting date.

Unquoted Equity Investments

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(Percentage of Ownership)		(in million pesos)
MediaQuest	100	100	12,634	12,634
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100	100	646	625
BTFHI	100	100	257	250
			13,537	13,509

Investments in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

Investments in MediaQuest are carried at fair value. The VIU calculations were derived from cash flow projections over a period of five years based on the 2022 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value. Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures. The post-tax discount rates applied to cash flow projections range from 14.9% to 15.0%. Cash flows beyond the five-year period are determined using 0.0% to 4.8% growth rates.

On May 8, 2012, the Board of Trustees of the PLDT Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and
August 9, 2012.

On January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion. The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs). Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to
Php300 million representing deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. In February 2018, ePLDT entered into a Deed of Assignment with the Board of Trustees of the PLDT Beneficial Trust Fund transferring the Hastings PDRs representing the 70% economic interest of the former for Php1,664 million.

In 2019 and 2020, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php3,100 million and Php1,400 million, respectively, to fund MediaQuest’s investment requirements. The full amounts were fully drawn by MediaQuest during 2019 and 2020.

In 2021 and 2022, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest to fund its cash requirements amounting to Php2,000 million and Php1,000 million, respectively. As at December 31, 2022, both investments were already fully drawn by MediaQuest.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of
Php20 million (net of unpaid subscription amounting to Php32 million) and subsequently via a Deed of Pledge amounting to Php99 million. The cumulative change in the fair market values of this investment amounted to Php527 million and Php506 million as at September 30, 2023 and December 31, 2022, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php7 million each for the nine months September 30, 2023 and 2022. Dividend receivables both amounted to Php2 million as at September 30, 2023 and December 31, 2022.

Shares of Stocks

As at September 30, 2023 and December 31, 2022, this account consists of:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,151	1,054
PLDT	31	35
Others	475	464
Preferred shares	360	360
	2,017	1,913

Dividends earned on PLDT common shares amounted to Php3 million each for the nine months ended September 30, 2023 and 2022.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at September 30, 2023 and December 31, 2022. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php37 million each for the nine months ended September 30, 2023 and 2022.

Mutual Funds

Investment in mutual funds includes UITF, bond and equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.

Corporate Bonds and Loans Receivable

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from June 2024 to June 2030 and fixed interest rates from 4.38% to 6.80% per annum.

On August 16, 2023 and September 19, 2023, the Board of Trustees of the PLDT Beneficial Trust Fund entered into 10-year loan agreements with TV5 Network Inc. amounting to Php800 million and Php375 million, respectively. Both amounts were fully drawn by TV5 Network Inc. on the respective loan agreement dates. The applicable interest rates for the loans shall be based on the average of the One Year PHP BVAL for the three consecutive business days immediately prior to and including the interest rate setting date plus a credit margin of 125 bps per annum.

Government Securities

Investments in government securities includes Retail Treasury Bonds and FXTN bearing an interest rates of 3.9% and 4.8% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines.

The allocation of the fair value of the assets for the PLDT pension plan as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in percentage)
Investments in listed and unlisted equity securities	89	95
Temporary cash investments	2	2
Debt and fixed income securities	8	2
Mutual funds	1	1
	100	100

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at September 30, 2023 and December 31, 2022, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets from December 31, 2022 to September 30, 2023. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs as at September 30, 2023 and
December 31, 2022, and the net periodic benefit costs and average assumptions used in developing the valuation for the nine months ended September 30, 2023 and 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	2,777	3,264
Service costs	223	262
Interest costs on benefit obligation	—	156
Actuarial gains – economic assumptions	—	(20)
Actuarial gains – experience	—	(216)
Actual benefits paid/settlements	—	(396)
Curtailment and others	(452)	(273)
Present value of defined benefit obligations at end of the period	2,548	2,777
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	3,485	4,137
Actual contributions	249	299
Interest income on plan assets	—	213
Return on plan assets (excluding amount included in net interest)	—	(322)
Actual benefits paid/settlements	(478)	(842)
Fair value of plan assets at end of the period	3,256	3,485
Funded status – net	708	708
Prepaid benefit costs (Note 18)	708	708

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	223	235
Interest costs – net	—	—
Net periodic benefit costs	223	235

Actual net loss on plan assets amounted to nil for the nine months ended September 30, 2023 and 2022.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php309 million to the plan in 2023.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at September 30, 2023:

(in million pesos)
2023(1)	20
2024	143
2025	143
2026	210
2027	216
2028 to 2061	2,163

(i)
October 1, 2023 through December 31, 2023.

The average duration of the defined benefit obligation at the end of the reporting period is 10 years.

The weighted average assumptions used to determine pension benefits for the nine months ended
September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
	(Unaudited)
	(in percentage)
Rate of increase in compensation	5.0	5.0
Discount rate	7.3	5.0

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at September 30, 2023 and December 31, 2022, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in percentage)	(in million pesos)
Discount rate	(0.3)	(8)
	0.6	16

Future salary increases	0.6	16
	(0.3)	(8)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 81% and 19% for fixed income securities and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,392	2,152
Philippine foreign currency bonds	637	220
Domestic equities	578	676
International equities	468	—
International fixed income	227	222
Total noncurrent financial assets	4,302	3,270
Current Financial Assets
Cash and cash equivalents	362	1,411
Total current financial assets	362	1,411
Total plan assets	4,664	4,681
Less: Employee’s share, forfeitures and mandatory reserve account	1,408	1,196
Total Plan Assets of Defined Contribution Plans	3,256	3,485

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 3.00% to 10.13% per annum.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.38% to 10.63% per annum.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. This includes investment in PLDT shares with fair value of Php30 million and Php21 million as at September 30, 2023 and December 31, 2022, respectively.

International Equities

Investments in international equities include iShares exchange traded funds.

International Fixed Income

Investments in international fixed income include iShares exchange traded funds.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine Peso and U.S. Dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at
September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in percentage)
Investments in debt and fixed income securities and others	78	86
Investments in listed and unlisted equity securities	22	14
	100	100

Other Long-term Employee Benefits

TIP

In 2017, the Board of Directors of PLDT approved the TIP which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to our strategic and financial goals, based on the achievement of telco core income targets. The program was divided into two cycles. Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants and was released in three annual grants. Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022. TIP was administered by the ECC.

LTIP

On December 23, 2021, the ECC approved the LTIP covering two cycles from 2022 to 2026, with defined metrics based on the achievement of targets on telco core income, customer experience and sustainability. The target metrics for Sustainability are expected to capture the company’s performance in various environmental, social, and governance (ESG) materiality areas, including but not limited to, climate change action, employee and customer welfare, diversity and inclusion, cyber security and data privacy, and business ethics. Cycle 1 covers performance period from 2022 to 2024 and payout will be based on the achievement of performance targets. Cycle 2 covers performance period from 2025 and 2026, and is subject to the ECC’s further evaluation and approval of the final terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php668 million and Php1,019 million for the nine months ended September 30, 2023 and 2022, respectively.

The accrued incentive payable amounted to Php1,966 million and Php1,294 million as at September 30, 2023 and December 31, 2022, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

26.
Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

As at September 30, 2023, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

Province of Cagayan

In 2016, the Province of Cagayan (Province) issued a tax assessment against Smart for alleged local franchise tax covering years 2011 to 2015. Smart appealed the assessment to the Regional Trial Court, or RTC, on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). On
November 29, 2021, the RTC rendered its Decision dismissing the appeal of Smart for lack of jurisdiction without prejudice. Subsequently, a motion for reconsideration was filed by the Province. On April 25, 2023, the RTC ruled in favor of Cagayan Province and denied Smart's subsequent Motion for Reconsideration. On May 24, 2023, Smart filed its Petition for Review before the Court of Tax Appeals. On June 27, 2023, the Second Division of the CTA, in a resolution, ordered Cagayan to file their Comment to the Petition for Review filed by Smart. Case is pending as of date of this report.

City of Makati

The City of Makati sent letters to Smart and SBI for alleged franchise tax liability, which Smart and SBI refuted through respective protest letters and judicial actions on the ground that Makati City is imposing tax on revenues outside its jurisdiction. After several court proceedings, on March 2, 2023, the City of Makati, Smart and SBI, mutually agreed to execute respective Compromise Agreements to abbreviate the long and protracted court cases. Pursuant thereto, the involved RTC rendered judgments approving the Compromise Agreements for SBI and Smart on March 16, 2023 and March 17, 2023, respectively, which eventually ended the cases. On April 27, 2023, the City of Makati issued the Business Permits of Smart and SBI.

Digitel’s Local Government Unit, or LGU, Assessments

Digitel is discussing with various LGUs, as to the settlement of its local taxes.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site every year. Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

ACeS Philippines’ Withholding Tax Assessments

ACeS Philippines had a case filed with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax. On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest, and delinquency interest amounting to Php87 million. On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc. On August 16, 2016, the CTA En Banc also affirmed the assessment with finality. On
October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA. On February 23, 2017 and March 15, 2017, respectively, ACeS Philippines paid a compromise settlement amounting to Php27 million and filed a formal request for compromise of tax liabilities before the Bureau of Internal Revenue, or BIR, while the case was pending before the Supreme Court.
On February 19, 2021, ACeS Philippines entered into an amicable settlement with the BIR pursuant to the provisions of the Civil Code of the Philippines and paid an additional compromise settlement amounting to Php20 million. On April 18, 2021, the Commissioner of Internal Revenue signed the judicial compromise agreement. The corresponding Certificate of Availment (Compromise Settlement) was issued by the BIR. On July 21, 2022, Parties filed with the Supreme Court a Joint Motion for Judgment based on Judicial Compromise Agreement. On January 31, 2023, ACeS Philippines received the Decision of the Supreme Court dated August 30, 2022 affirming the decision of the CTA En Banc. On February 15, 2023, ACes Philippines filed its Motion for Reconsideration praying to consider the Joint Motion for Judgment based on Judicial Compromise Agreement filed on July 21, 2022. In a Notice dated February 21, 2023, the Supreme Court required the BIR to comment on the Motion for Reconsideration (on the Decision dated August 30, 2022). The BIR filed its Comment dated March 13, 2023 submitting that the Judicial Compromise Agreement executed by and between the parties be considered and judgment be rendered based thereon.

In a Notice received on June 29, 2023, the Supreme Court issued a Resolution dated April 25, 2023 resolving to deny ACeS Philippines’ Motion for Reconsideration with finality. While the Supreme Court did not mention the Judicial Compromise Agreement, the BIR – National Evaluation Board approved ACeS Philippines’ application and payment for compromise settlement and issued the Certificate of Availment.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits. ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to November 28, 2003; under reporting of ETPI share of revenues under the terms of a Compromise Agreement for the period
January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to
November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them. To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration. On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers. Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings. ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

In an agreement, PLDT and Globe have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice. As of date of this report, there are no changes on the status of the case.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Silvestre Bello, III, or DOLE Secretary, in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision of the CA.

In sum, the CA: (i) granted PLDT’s prayer for an injunction against the regularization orders; (ii) set aside the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and (g) medical, dental engineering and other professional services; and (iii) remanded to the DOLE for further proceedings, the matters of:
(a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance, or IRM, of PLDT lines which individuals will be covered by the regularization orders because they are performing the core functions of PLDT; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the DOLE Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence. The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the DOLE Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular or core functions of PLDT.” It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, or MKP, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its
July 31, 2018 Decision. After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on
April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements. The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP. On February 17, 2020, PLDT submitted its Comment on the Petitions for Review filed by the DOLE Secretary and MKP. PLDT also received the Comment filed by MKP and the DOLE Secretary dated January 13, 2020 and September 3, 2020, respectively. On September 10, 2020, PLDT filed a Motion for Leave and for Time to File a Consolidated Reply (re: MKP’s Comment dated
January 13, 2020 and DOLE Secretary’s Comment dated September 3, 2020). On December 23, 2020, PLDT filed its Reply to the Comment submitted by MKP and the DOLE Secretary. On March 11, 2021, PLDT received DOLE’s Reply dated March 2, 2021. To date, the consolidated petitions filed by PLDT, DOLE and MKP are pending resolution with the Supreme Court.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other, or the Co-Use Agreement.

The Petition prayed that: (a) a Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and the NTC from bidding out or awarding the frequencies returned by PLDT, Smart and Globe; (b) the NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the

Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) the Co-Use Agreement be declared invalid; (h) the NTC be found to have unlawfully neglected the performance of its positive duties; (i) the PCC be found to have unlawfully neglected the performance of its positive duties; (j) a Writ of Mandamus be issued commanding the NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) a Writ of Mandamus be issued commanding the PCC to conduct a full review of PLDT’s and Globe’s acquisition of all issued and outstanding shares of Vega Telecom; (l) an Investigation of NTC be ordered for possible violation of Section 3 (e) of Republic Act No. 3019 and other applicable laws; and (m) the said TRO/WPI be made permanent.

Essentially, petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void for failing to comply with Section 4 (c) of Republic Act No. 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignments. Assuming further that the NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from the NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between PLDT, Smart and Globe.

On November 23, 2018, PLDT filed an Entry of Appearance on behalf of PLDT and Smart. On
January 17, 2019, PLDT and Smart filed their Comment. Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC, and did not violate the Constitution or any laws.

On January 15, 2019, PLDT received a copy of BellTel’s Comment/Opposition dated January 10, 2019. On February 12, 2019, PLDT received a copy of Globe Telecom, Inc.’s, or Globe’s Comment/Opposition dated January 21, 2019. In a Resolution dated March 19, 2019, the Supreme Court noted the aforesaid filings. As at the date of the report, however, PLDT has not received any pleadings from the OSG on behalf of the public respondents.

On June 18, 2019, the Supreme Court issued a Resolution consolidating this case with G.R. No. 230798 (PCC vs. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (PCC vs. PLDT and Globe). The consolidated cases were assigned to the Supreme Court Division in charge of G.R. No. 230798, the case with the lowest docket number.

Notice of Material Breach and Demand for Payment on DITO

In February 2021, PLDT and DITO entered into an agreement for the construction of a transmission facility that served as the point of interconnection for their subscribers. Under the agreement, PLDT established and managed the interconnection facility that operated as the primary physical interface for both companies. The planned facility was completed in March 2021. On October 6, 2022, PLDT served a Notice of Material Breach and Demand for Payment on DITO which refused to pay the outstanding balance of Php430 million for contracted services provided by PLDT in relation to the building and provisioning of transmission facilities used by DITO to deliver telecommunication services to its subscribers.

Meanwhile, on September 22, 2021, DITO filed a petition with the NTC seeking the latter’s intervention in directing Smart to grant DITO’s request for additional capacity for interconnection. In response, Smart filed an answer on October 4, 2021 stating that the petition should be denied for DITO’s failure to prevent, detect, or block International Simple Resale, or ISR,/Bypass Traffic emanating from its network and DITO’s failure to set up an effective fraud management system; and requesting for compensation for losses incurred due to these ISR/ bypass activities, in violation of its Interconnection Agreement with Smart, the provisions of R.A. No. 7925, and NTC MC No. 14-07-2000. The NTC facilitated mediation conferences on November 5, 2021, November 18, 2021, February 4, 2022, and February 16, 2022. The case remains pending with the NTC.

Following news reports on August 8, 2022 that DITO had filed a complaint with the PCC against Globe and Smart involving the same issue pending with the NTC on ISR, Smart received a subpoena duces tecum dated December 7, 2022 ("December Subpoena") from the PCC Competition Enforcement Office in relation to an ongoing full administrative investigation involving the telecommunications industry. The subpoena notified Smart that it was the subject of ongoing investigation pursuant to Section 2.9 of the 2017 PCC Rules of Procedure, involving allegations of violations by Smart of Section 14(b)(1), 15(b), 15(c) and 15(i) of the Philippine Competition Act. Smart was directed to submit its corporate documents, documents and information pertaining to its operations as a PTE and its relationship with other PTEs, and documents and information on ISR. to the PCC on January 23, 2023, followed by the submission of a supplemental submission on
January 27, 2023. On May 26, 2023, Smart received a subpoena ad testificandum from the PCC directing duly authorized representative(s) knowledgeable on: (i) Smart’s operations, including but not limited to interconnection with other public telecommunications entities, products and services offered, and corporate structure; and (ii) submitted documents in relation to the December Subpoena, to appear before the PCC Enforcement Office on June 8, 2023. Accordingly, Smart representatives appeared before the PCC on said date for the clarificatory hearing. On July 4, 2023, Smart received a PCC Resolution setting another hearing and requiring representatives from the Consumer Business group, Marketing Department, Network Department, and Carrier Relations of Smart to appear and address pending matters on competitor information, market distinction between postpaid and prepaid services, network coverage, interconnection agreements, clarificatory questions on documents already submitted, and other related matters. Accordingly, representatives from these groups attended the clarificatory hearing before the PCC on July 20, 2023. To date, Smart has not received any subsequent order or resolution from the PCC.

Class Action Suit Against PLDT

On February 6, 2023, plaintiff Sophia Olsson filed a putative class action in the United States District Court for the Central District of California (the “Court”) against PLDT and certain current and former directors and officers (“U.S. Class Action”). On April 7, 2023, Ms. Olsson and another individual, Kevin Douglas, each represented by a different law firm, submitted separate motions to the Court to serve as lead plaintiff in the U.S. Class Action. On May 1, 2023, the Court granted Mr. Douglas’s motion to serve as the lead plaintiff.

On July 7, 2023, Plaintiff filed an amended complaint. The amended complaint alleges that PLDT and certain of its current and former directors and officers (collectively, the “Defendants”) made materially false and misleading statements regarding PLDT’s capital expenditures and internal controls during the period
April 23, 2020 through December 19, 2022 (among other matters). The amended complaint asserts claim under Sections 10(b) and 20(a) of the United States Securities and Exchange Act of 1934 (and related rules) but does not specify the amount of the purported damages.

On October 10, 2023, PLDT and certain individual defendants filed a motion to dismiss the amended complaint on the grounds that it fails to state a claim upon which relief can be granted. Plaintiff’s opposition to the motion to dismiss is due by December 13, 2023. Any reply will be due within thirty days from receipt of the opposition.

Due to the early stage of this matter, uncertainties related to the potential amounts to be claimed by Plaintiff, and the inherent unpredictability of litigation, PLDT is unable to determine if any liability will arise or provide an estimate of any potential liability. The Company will continue to vigorously defend itself against the allegations in the amended complaint.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

27.
Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits. Our principal financial liabilities, other than derivatives, comprise of bank loans, lease liabilities, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, interest rate swaps and forward foreign exchange contracts and options to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in
Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at September 30, 2023 and December 31, 2022:

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at September 30, 2023 (Unaudited)
Noncurrent:
Financial assets at fair value through profit or loss	—		567		567
Debt instruments at amortized cost – net of current portion	395		—		395
Derivative financial assets – net of current portion	—		93		93
Other financial assets – net of current portion	3,541	(1)	—		3,541
Current:
Cash and cash equivalents	21,472		—		21,472
Short-term investments	9		263	(2)	272
Trade and other receivables	25,269		—		25,269
Current portion of derivative financial assets	—		591		591
Current portion of debt instruments at amortized cost	200		—		200
Current portion of other financial assets	306	(1)	—	(3)	306
Total assets	51,192		1,514		52,706

Liabilities as at September 30, 2023 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	242,910		—		242,910
Lease liabilities – net of current portion	32,839		—		32,839
Derivative financial liabilities – net of current portion	—		119		119
Customers' deposits	2,230		—		2,230
Deferred credits and other noncurrent liabilities	117		—		117
Current:
Accounts payable	82,134		—		82,134
Accrued expenses and other current liabilities	73,873		—		73,873
Current portion of interest-bearing financial liabilities	29,344		—		29,344
Current portion of lease liabilities	11,121		—		11,121
Dividends payable	1,911		—		1,911
Current portion of derivative financial liabilities	—		44		44
Liabilities associated with assets classified as held-for-sale	2,543		—		2,543
Total liabilities	479,022		163		479,185
Net assets (liabilities)	(427,830)		1,351		(426,479)

(1)
Includes refundable deposits and notes receivables.
(2)
Includes investments in the funds of Credit Suisse and Julius Baer. In 2021, PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse and impaired the remaining fund value of US$3.4 million. In November 2021, Smart invested
US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer. As at September 30, 2023 and December 31, 2022, the fund’s value amounted to US$4.6 million and US$4.5 million, respectively.
(3)
Includes RCBC Redemption Trust Account. See Note 19 – Equity – Redemption of Preferred Stock.

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at December 31, 2022 (Audited)
Noncurrent:
Financial assets at fair value through profit or loss	—		432		432
Debt instruments at amortized cost – net of current portion	596		—		596
Derivative financial assets – net of current portion	—		81		81
Other financial assets – net of current portion	3,489	(1)	—		3,489
Current:
Cash and cash equivalents	25,211		—		25,211
Short-term investments	129		254	(2)	383
Trade and other receivables	26,255		—		26,255
Current portion of other financial assets	206	(1)	—	(3)	206
Total assets	55,886		767		56,653

Liabilities as at December 31, 2022 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	217,288		—		217,288
Lease liabilities – net of current portion	31,958		—		31,958
Derivative financial liabilities – net of current portion	—		190		190
Customers' deposits	2,313		—		2,313
Deferred credits and other noncurrent liabilities	363		—		363
Current:
Accounts payable	101,107		—		101,107
Accrued expenses and other current liabilities	74,227		—		74,227
Current portion of interest-bearing financial liabilities	32,292		—		32,292
Current portion of lease liabilities	10,477		—		10,477
Dividends payable	1,821		—		1,821
Current portion of derivative financial liabilities	—		960		960
Liabilities associated with assets classified as held-for-sale	1,738		—		1,738
Total liabilities	473,584		1,150		474,734
Net assets (liabilities)	(417,698)		(383)		(418,081)

(1)
Includes refundable deposits and notes receivables.
(2)
Includes investments in the funds of Credit Suisse and Julius Baer. PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse in 2021. As at December 31, 2021, the fund’s value is US$3.4 million which was fully impaired as at year-end. In November 2021, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer.
As at December 31, 2021, the fund’s value is US$5.02 million.
(3)
Includes RCBC Redemption Trust Account. See Note 19 – Equity – Redemption of Preferred Stock.

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at September 30, 2023 and December 31, 2022:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
September 30, 2023 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	4,437	3,558	879
Domestic carriers	402	142	260
Total	4,839	3,700	1,139
Current Financial Liabilities
Accounts payable
Suppliers and contractors	76,277	34	76,243
Carriers and other customers	8,016	2,533	5,483
Total	84,293	2,567	81,726

December 31, 2022 (Audited)
Current Financial Assets
Trade and other receivables
Foreign administrations	5,160	4,236	924
Domestic carriers	492	197	295
Total	5,652	4,433	1,219
Current Financial Liabilities
Accounts payable
Suppliers and contractors	80,769	44	80,725
Carriers and other customers	22,660	2,548	20,112
Total	103,429	2,592	100,837

There are no financial instruments subject to an enforceable master netting arrangement as at
September 30, 2023 and December 31, 2022.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at September 30, 2023 and December 31, 2022 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	395	596	380	573
Other financial assets – net of current portion	3,541	3,489	3,335	3,278
Total	3,936	4,085	3,715	3,851
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	242,910	217,288	228,683	201,703
Customers' deposits	2,230	2,313	1,422	1,449
Deferred credits and other noncurrent liabilities	117	363	121	307
Total	245,257	219,964	230,226	203,459

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at
September 30, 2023 and December 31, 2022. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	September 30, 2023				December 31, 2022
	(Unaudited)				(Audited)
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	—	564	3	567	—	407	25	432
Derivative financial assets – net of current portion	—	93	—	93	—	81	—	81
Current Financial Assets
Short-term investments	—	263	—	263	—	254	—	254
Current portion of derivative financial assets	—	591	—	591	—	—	—	—
Total	—	1,511	3	1,514	—	742	25	767

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	119	—	119	—	190	—	190
Current Financial Liabilities
Current portion of derivative financial liabilities	—	44	—	44	—	960	—	960
Total	—	163	—	163	—	1,150	—	1,150

(1)
Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)
Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)
Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at September 30, 2023 and December 31, 2022, there were no transfers into and out of Level 3 fair value measurements.

As at September 30, 2023 and December 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed rate loans: U.S. Dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.	Level 3
Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Derivative Financial Instruments

Forward foreign exchange contracts, foreign currency swaps, foreign currency options and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. Dollar and Philippine Peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at September 30, 2023 and December 31, 2022, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at September 30, 2023 and December 31, 2022:

							September 30, 2023		December 31, 2022
							(Unaudited)		(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Maturity Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$321	Various dates in May 2022 to June 2023	U.S. Dollar Liabilities	Various dates in July to August 2023	—	Php55.917	US$346	261	US$257	(353)
	US$141	Various dates in May to June 2023	U.S. Dollar Liabilities	Various dates in July to August 2023	—	Php56.878	—	—	—	—
Forward exchange options capped forward	US$6	Various dates in October 2021	U.S. Dollar Liabilities	Various dates in April and May 2022	—	Php50.08	—	—	—	—
Foreign exchange options seagull(a)	US$7	June 10, 2022	U.S. Dollar Liabilities	January 9, 2023	—	Php52.64	—	—	7	(7)
					—	Php52.96	—	—	—	—
					—	Php54.00	—	—	—	—
								261		(360)
Smart
Forward foreign exchange contracts	US$362	Various dates in June 2023 to September 2023	U.S. Dollar Liabilities	Various dates in October 2023 to February 2024	—	Php56.629	US$362	330	US$369	(481)
	US$94	Various dates in June 2023 to September 2023	U.S. Dollar Liabilities	Various dates in October 2023 to February 2024	—	Php56.838	—	—	—	—
Subsidized forwards(b)	US$52	Various dates in November 2021	U.S. Dollar Liabilities	Various dates in April and May 2022	—	Php50.38	—	—	—	—
Foreign exchange options seagull(c)	US$15	Various dates in June 2023	U.S. Dollar Liabilities	Various dates in February 2024	—	Php55.17	US$15	(9)	—	—
					—	Php55.85	—	—	—	—
					—	Php56.87			US$37	(40)
								321		(521)
								582		(881)
Transactions designated as hedges:
PLDT
Interest rate swaps(d)	US$150	April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	—	—	—	—
Long-term currency swaps(e)	US$27	November 2018 to August 2020	200 MUFG Bank, Ltd.	February 25, 2022	2.15%	Php50.78	—	—	—	—
Long-term foreign currency options(f)	US$290	Various dates in July 2020 and February to March 2021	300M Notes 2031	January 23, 2031	1.20%	Php49.61 Php55.28	US$290	(151)	US$290	(265)
								(151)		(265)
Smart
Long-term foreign currency options(g)	US$109	February to April 2021	140 PNB	December 13, 2030	1.63%	Php48.00 Php53.34	US$79.75	90	US$88	77
Long-term currency swaps (h)	US$6	August 2020	100 Mizuho	December 7, 2022	1.99%	Php48.64	—	—	—	—
						Php48.00	—	—	—	—
								90		77
								(61)		(188)
								521		(1,069)

(a)
If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php52.96 to Php54.00, PLDT will purchase the U.S. Dollar for Php52.96. However, if on maturity, the exchange rate settles above Php54.00, PLDT will purchase the U.S. Dollar for Php52.96 plus the excess above Php54.00, and if the exchange rate is lower than Php52.96, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php52.64.
(b)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles above Php51.65, Smart will purchase the U.S. Dollar for Php50.38 plus the excess above Php51.65, and if the exchange rate is at or lower than Php51.65, Smart will purchase the U.S. Dollar at Php50.38.
(c)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php55.85 to Php56.87, Smart will purchase the U.S. Dollar for Php55.85. However, if on maturity, the exchange rate settles above Php56.87, Smart will purchase the U.S. Dollar for Php55.85 plus the excess above Php56.87, and if the exchange rate is lower than Php55.85, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php55.17.
(d)
PLDT’s interest rate swap agreements, which matured on February 25, 2022, were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market losses amounting to nil was recognized in our consolidated statements of other comprehensive income as at September 30, 2023 and
December 31, 2022. Interest accrual on the interest rate swaps amounting to nil was recognized as at September 30, 2023 and December 31, 2022. There were no ineffective portion in the fair value recognized in our consolidated income statements for the nine months ended September 30, 2023 and 2022.
(e)
PLDT’s long-term principal only-currency swap agreements, which matured on February 25, 2022, were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to nil was recognized in our consolidated statements of other comprehensive income as at September 30, 2023 and December 31, 2022. Hedge cost accrual on the long-term principal only-currency swaps amounting to nil was recognized as at September 30, 2023 and December 31, 2022. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to nil was recognized in our consolidated income statements for the nine months ended September 30, 2023 and 2022.
(f)
PLDT’s long-term foreign currency option agreements outstanding as at September 30, 2023 and December 31, 2022 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.61 and Php55.28, PLDT will purchase the U.S. dollar at Php49.61. However, if on fixing date, the exchange rate is beyond Php55.28, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.67, and if the exchange rate is lower than Php49.61, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate. The mark-to-market losses amounting to Php119 million and Php190 million were recognized in our consolidated statement of other comprehensive income as at September 30, 2023 and December 31, 2022, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php32 million and Php75 million was recognized as at September 30, 2023 and December 31, 2022, respectively. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php39 million and Php36 million were recognized in our consolidated income statement for the nine months ended September 30, 2023 and 2022, respectively.

(g)
Smart’s long-term foreign currency option agreements outstanding as at September 30, 2023 and December 31, 2022 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php53.34, Smart will purchase the U.S. Dollar at Php48.00. However, if on fixing date the exchange rate is beyond Php53.34, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate minus a subsidy of Php5.34, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate. The mark-to-market gains amounting to Php93 million and Php81 million were recognized in our consolidated statement of other comprehensive income as at September 30, 2023 and December 31, 2022, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php3 million was recognized each as at September 30, 2023 and December 31, 2022. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php14 million and Php9 million were recognized in our consolidated income statement for the nine months ended September 30, 2023 and 2022, respectively.
(h)
Smart’s long-term principal only-currency swap agreements, which matured on December 7, 2022, were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to nil was recognized in our consolidated statements of other comprehensive income as at September 30, 2023 and December 31, 2022. Hedge cost accrual on the long-term principal only-currency swaps amounting to nil was recognized as at September 30, 2023 and December 31, 2022. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to nil was recognized in our consolidated income statements for the nine months ended September 30, 2023 and 2022.

Our derivative financial instruments as at September 30, 2023 and December 31, 2022 are presented in the statements of financial position as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent assets	93	81
Current assets	591	—
Noncurrent liabilities (Note 28)	(119)	(190)
Current liabilities (Note 28)	(44)	(960)
Net liabilities	521	(1,069)

Movements of our consolidated mark-to-market gains (losses) for the nine months ended September 30, 2023 and for the year ended December 31, 2022 are summarized as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market losses at beginning of the period	(1,069)	(74)
Gains on derivative financial instruments (Note 4)	2,386	2,572
Settlements and interest expense	1,372	1,135
Effective portion recognized in the profit or loss for the cash flow hedges	(50)	(77)
Net fair value losses on cash flow hedges charged to other comprehensive income	(1,660)	(3,228)
Others	(128)	(1,397)
Net mark-to-market losses at end of the period	851	(1,069)

Our consolidated analysis of gains on derivative financial instruments for the nine months ended
September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
	(Unaudited)
	(in million pesos)
Gains on derivative financial instruments (Note 4)	2,386	4,426
Hedge costs	(179)	(188)
Net gains on derivative financial instruments (Notes 4 and 5)	2,207	4,238

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks, which are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures will not be met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php21,472 million and Php272 million, respectively, as at September 30, 2023, which we can use to meet our short-term liquidity needs. See Note 15 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at September 30, 2023 and December 31, 2022:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
September 30, 2023 (Unaudited)
Financial instruments at amortized cost:	59,919	55,710	3,679	447	83
Debt instruments at amortized cost	595	200	45	340	10
Other financial assets	4,120	306	3,634	107	73
Temporary cash investments	13,328	13,328	—	—	—
Short-term investments	9	9	—	—	—
Retail subscribers	19,829	19,829	—	—	—
Corporate subscribers	14,689	14,689	—	—	—
Foreign administrations	1,027	1,027	—	—	—
Domestic carriers	262	262	—	—	—
Dealers, agents and others	6,060	6,060	—	—	—
Financial instruments at FVPL:	1,004	437	—	—	567
Financial assets at fair value through profit or loss	567	—	—	—	567
Short-term investments	437	437	—	—	—
Total	60,923	56,147	3,679	447	650

December 31, 2022 (Audited)
Financial instruments at amortized cost:	53,604	48,929	3,740	852	83
Debt instruments at amortized cost	596	—	225	361	10
Other financial assets	4,285	206	3,515	491	73
Temporary cash investments	8,678	8,678	—	—	—
Short-term investments	129	129	—	—	—
Retail subscribers	17,216	17,216	—	—	—
Corporate subscribers	15,151	15,151	—	—	—
Foreign administrations	1,058	1,058	—	—	—
Domestic carriers	296	296	—	—	—
Dealers, agents and others	6,195	6,195	—	—	—
Financial instruments at FVPL:	860	428	—	—	432
Financial assets at fair value through profit or loss	432	—	—	—	432
Short-term investments	428	428	—	—	—
Total	54,464	49,357	3,740	852	515

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at September 30, 2023 and December 31, 2022:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
September 30, 2023 (Unaudited)
Debt(1):	360,901	25,902	73,894	65,820	195,285
Principal	274,464	25,450	40,217	47,861	160,936
Interest	86,437	452	33,677	17,959	34,349
Lease obligations	105,718	25,978	32,509	22,501	24,730
Various trade and other obligations:	159,708	157,299	342	31	2,036
Suppliers and contractors	76,313	76,243	66	4	—
Utilities and related expenses	63,586	63,524	59	3	—
Employee benefits	6,199	6,199	—	—	—
Customers’ deposits	2,230	—	170	24	2,036
Dividends	1,911	1,911	—	—	—
Carriers and other customers	1,747	1,747	—	—	—
Others	7,722	7,675	47	—	—
Total contractual obligations	626,327	209,179	106,745	88,352	222,051

December 31, 2022 (Audited)
Debt(1):	320,907	30,001	65,159	55,632	170,115
Principal	251,859	29,203	37,885	41,593	143,178
Interest	69,048	798	27,274	14,039	26,937
Lease obligations	62,216	14,658	13,504	10,591	23,463
Various trade and other obligations:	178,219	175,539	610	38	2,032
Suppliers and contractors	81,041	80,725	307	9	—
Utilities and related expenses	63,613	63,609	4	—	—
Employee benefits	6,615	6,615	—	—	—
Customers’ deposits	2,313	—	252	29	2,032
Carriers and other customers	1,745	1,745	—	—	—
Dividends	1,821	1,821	—	—	—
Others	21,071	21,024	47	—	—
Total contractual obligations	561,342	220,198	79,273	66,261	195,610

(1)
Consists of long-term and short-term debts, gross of unamortized debt discount/premium and debt issuance costs.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at
September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	25,978	14,658
After one year but not more than five years	55,010	24,095
More than five years	24,730	23,463
Total	105,718	62,216

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php159,708 million and Php178,219 million as at September 30, 2023 and December 31, 2022, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Major Capital Expenditure Vendors

During the last quarter of 2022 up to the third quarter of 2023, we have engaged in discussions with the major capital expenditure vendors of PLDT and Smart regarding the status of the capital expenditure commitments and related outstanding balances. These discussions resulted in a number of Settlement and Mutual Release Agreements, or SMRAs, signed between us and the vendors, taking into consideration our program priorities and current business requirements. The significant commitment in respect of major capital expenditure vendors of PLDT and Smart amounted to about Php33,000 million, net of advances, as a result of the signing of the SMRAs in March 2023. As at September 30, 2023, the commitment related to the major capital expenditure vendors increased to about Php47,000 million, including new purchase orders issued in the first nine months of 2023, net of advances and deliveries.

Other Capital Expenditure Vendors

For the other capital expenditure vendors, we are currently in on-going negotiations. Any adjustments as a result of these discussions shall be taken up in our consolidated financial statements as they occur.

We have no outstanding commercial commitments, in the form of letters of credit, as at September 30, 2023 and December 31, 2022.

Collateral

There are no pledges as collaterals with respect to our financial liabilities as at September 30, 2023 and December 31, 2022.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine Peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency denominated financial assets and liabilities. While a certain percentage of our revenues are either linked to or denominated in U.S. Dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. Dollars. As such, a strengthening or weakening of the Philippine Peso against the U.S. Dollar will decrease or increase in Philippine Peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. Dollar-linked and U.S. Dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine Peso to U.S. Dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. Further details of the risk management strategy are recognized in our hedge designation documentation. We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at
September 30, 2023 and December 31, 2022 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
September 30, 2023 (Unaudited)
Long-term foreign currency options	370	93	Derivative financial assets – net of current portion
	—	(119)	Derivative financial liabilities – net of current portion
	370	(26)

December 31, 2022 (Audited)
Long-term foreign currency options	378	81	Derivative financial assets – net of current portion
	—	(190)	Derivative financial liabilities – net of current portion
	378	(109)

The impact of the hedged items on our consolidated statements of financial position as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023		December 31, 2022
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Notes 2031	(4,550)	32	(3,288)	75
	(4,550)	32	(3,288)	75

Smart:
US$140M PNB	(3)	3	28	3
	(3)	3	28	3

The effect of the cash flow hedge on our consolidated statements of financial position as at September 30, 2023 and December 31, 2022 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
September 30, 2023 (Unaudited)
Long-term foreign currency options	(4,553)	Other comprehensive loss
	(4,553)

December 31, 2022 (Audited)
Long-term foreign currency options	(3,260)	Other comprehensive loss
	(3,260)

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at September 30, 2023 and December 31, 2022:

	September 30, 2023		December 31, 2022
	(Unaudited)		(Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	2	93	1	81
Other financial assets – net of current portion	—	—	—	1
Total noncurrent financial assets	2	93	1	82
Current Financial Assets
Cash and cash equivalents	155	8,803	287	16,002
Short-term investments	5	263	5	254
Trade and other receivables – net	361	20,462	132	7,385
Current portion of derivative financial assets	10	591	—	—
Current portion of other financial assets	—	12	—	12
Total current financial assets	531	30,131	424	23,653
Total Financial Assets	533	30,224	425	23,735
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	684	38,759	719	40,153
Derivative financial liabilities – net of current portion	2	119	3	190
Other noncurrent liabilities	1	30	—	27
Total noncurrent financial liabilities	687	38,908	722	40,370
Current Financial Liabilities
Accounts payable	1,125	63,718	1,339	74,720
Accrued expenses and other current liabilities	205	11,616	218	12,184
Current portion of interest-bearing financial liabilities	39	2,197	39	2,165
Current portion of derivative financial liabilities	1	44	17	960
Total current financial liabilities	1,370	77,575	1,613	90,029
Total Financial Liabilities	2,057	116,483	2,335	130,399

(1)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php56.66 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines, or BAP, as at September 30, 2023.
(2)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php55.82 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the BAP as at December 31, 2022.

As at November 7, 2023, the Philippine Peso-U.S. Dollar exchange rate was Php55.83 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine Peso terms by Php1,265 million as at September 30, 2023.

Approximately 15% and 17% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. Dollars as at September 30, 2023 and December 31, 2022, respectively. Our consolidated foreign currency-denominated debt decreased to Php40,558 million as at September 30, 2023 from
Php41,894 million as at December 31, 2022. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts, long-term foreign currency options and short-term forwards allocated for debt were US$459 million and US$441 million as at September 30, 2023 and December 31, 2022, respectively. Consequently, the unhedged portion of our consolidated debt amounts were approximately 5% (or 4%, net of consolidated U.S. Dollar cash balances allocated for debt) as at September 30, 2023 and 7% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2022.

Approximately 8% and 9% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the nine months ended September 30, 2023 and 2022, respectively. Approximately 7% and 5% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the nine months ended September 30, 2023 and 2022, respectively. In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our U.S. Dollar-denominated debts in Philippine Pesos.

The Philippine Peso depreciated 1.51% against the U.S. Dollar to Php56.66 to US$1.00 as at
September 30, 2023 from Php55.82 to US$1.00 as at December 31, 2022. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains from continuing operations amounting to Php28 million and net foreign exchange losses of Php7,715 million for the nine months ended September 30, 2023 and 2022, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until September 30, 2023. Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 1.48% as compared to the exchange rate of Php56.66 as at September 30, 2023. If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 1.48% as at September 30, 2023, with all other variables held constant, consolidated profit after tax for the nine months ended
September 30, 2023 and stockholders’ equity as at September 30, 2023 would have been approximately
Php703 million and Php24 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. Further details of the risk management strategy are recognized in our hedge designation documentation. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our debt obligations and not for trading purposes.

The hedging instruments have no impact on our consolidated statements of financial position as at
September 30, 2023 and December 31, 2022.

The hedged items on our consolidated statements of financial position has no impact as at September 30, 2023 and December 31, 2022.

The cash flow hedge on our consolidated statements of financial position has no impact as at
September 30, 2023 and December 31, 2022.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at September 30, 2023 and December 31, 2022. Financial instruments that are not subject to interest rate risk were not included in the table.

As at September 30, 2023 (Unaudited)

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	4	—	—	6	—	10	595	—	595	10	580
Interest rate	2.3750% to 2.9000%	4.2500% to 5.6000%	4.8750% to 6.2500%	4.6250% to 4.8750%	6.5000%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	16	—	—	—	—	16	921	—	921	16	921
Interest rate	0.0500% to 0.1000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	93	—	—	—	—	93	5,260	—	5,260	93	5,260
Interest rate	0.1500% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	113	—	—	—	—	113	6,383	—	6,383	113	6,383
Interest rate	0.2500% to 6.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	122	—	—	—	—	122	6,945	—	6,945	122	6,945
Interest rate	0.2500% to 6.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	—	—	—	—	—	—	9	—	9	—	9
Interest rate	0.5000%	—	—	—	—	—	—	—	—	—	—
	348	—	—	6	—	354	20,113	—	20,113	354	20,098

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	33,996	573	33,423	436	24,703
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
Philippine Peso	285	290	247	608	328	1,758	99,596	792	98,804	1,632	92,452
Interest rate	3.9500% to 5.2813%	4.0000% to 5.3500%	4.0000% to 5.3500%	4.0000% to 5.3500%	4.0000% to 5.1560%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	25	28	14	39	21	127	7,167	32	7,135	127	7,167
Interest rate	SOFR + 1.4786%	SOFR + 1.31161%	SOFR + 1.31161%	SOFR + 1.31161%	SOFR + 1.31161%	—	—	—	—	—	—
Philippine Peso	33	95	35	198	1,892	2,253	127,705	813	126,892	2,253	127,705
Interest rate	0.5000% over PHP BVAL	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 0.9000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	—	—	—	—	—	—
Short-term Debt
Notes Payable
Philippine Peso	106	—	—	—	—	106	6,000	—	6,000	106	6,000
Interest rate	5.1600%	—	—	—	—	—	—	—	—	—	—
	449	413	296	845	2,841	4,844	274,464	2,210	272,254	4,554	258,027

As at December 31, 2022 (Audited)

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	—	4	1	6	—	11	596	—	596	10	573
Interest rate	—	2.3750% to 2.9000%	4.2500%	4.6250% to 6.2500%	6.5000%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	23	—	—	—	—	23	1,264	—	1,264	23	1,264
Interest rate	0.0500% to 1.0000%	—	—	—	—	—	—
Philippine Peso	123	—	—	—	—	123	6,863	—	6,863	123	6,863
Interest rate	0.0500% to 1.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	127	—	—	—	—	127	7,092	—	7,092	127	7,092
Interest rate	3.5000% to 4.7500%	—	—	—	—	—	—
Philippine Peso	28	—	—	—	—	28	1,586	—	1,586	28	1,586
Interest rate	2.8000% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	2	—	—	—	—	2	129	—	129	2	129
Interest rate	0.5000% to 2.0000%	—	—	—	—	—	—
	303	4	1	6	—	314	17,530	—	17,530	313	17,507

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	33,489	597	32,892	435	24,316
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
Philippine Peso	319	124	340	576	540	1,899	106,018	919	105,099	1,744	97,327
Interest rate	3.9500% to 4.0000%	3.9500% to 5.1560%	4.0000% to 5.3500%	4.0000% to 5.3500%	4.0000% to 5.2000%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	25	53	14	28	42	162	9,042	40	9,002	162	9,042
Interest rate	LIBOR + 1.0500%	LIBOR + 1.0500%	LIBOR + 1.0500%	LIBOR + 1.0500%	LIBOR + 1.0500%	—	—	—	—	—	—
Philippine Peso	34	93	55	141	1,383	1,706	93,310	723	92,587	1,672	93,310
Interest rate	—	0.5000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.6000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	—	—	—	—	—	—
Short-term Debt
Notes Payable
Philippine Peso	179	—	—	—	—	179	10,000	—	10,000	179	10,000
Interest rate	2.6000 to 5.1600%	—	—	—	—	—	—	—	—	—	—
	557	270	409	745	2,565	4,546	251,859	2,279	249,580	4,192	233,995

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is done on intervals of three months or up to five years. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 49% and 41% of our consolidated debts (net of consolidated debt discount) were variable rate debts as at September 30, 2023 and December 31, 2022, respectively. Our consolidated variable rate debt increased to Php134,027 million as at September 30, 2023 from Php101,590 million as at December 31, 2022. Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of nil as at September 30, 2023 and December 31, 2022, respectively, approximately 51% and 59% of our consolidated debts were fixed as at September 30, 2023 and December 31, 2022, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until September 30, 2023. Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 5 basis points, or bps, and 30 bps higher/lower, respectively, as compared to levels as at September 30, 2023. If the U.S. Dollar interest rates had been 5 bps higher/lower as compared to market levels as at September 30, 2023, with all other variables held constant, consolidated profit after tax for the nine months ended September 30, 2023 and stockholders’ equity as at September 30, 2023 would have been approximately Php1 million and Php5 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If the Philippine Peso interest rates had been 30 bps higher/lower as compared to market levels as at September 30, 2023, with all other variables held constant, consolidated profit after tax for the nine months ended September 30, 2023 and stockholders’ equity as at September 30, 2023 would have been approximately Php2 million and
Php35 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Financial assets at fair value through profit or loss	567	432
Derivative financial assets – net of current portion	93	81
Current portion of derivative financial assets	591	—
Total	1,251	513

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position as at September 30, 2023 and December 31, 2022. The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements. The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at September 30, 2023 and December 31, 2022, the gross exposure to credit risk equal their carrying amount.

For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that we would have to pay if the guarantees are called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	September 30, 2023 (Unaudited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	25,868	12,801	—	38,669
Standard grade	318	3,319	—	3,637
Substandard grade	—	9,149	—	9,149
Default	447	4,495	12,103	17,045
Gross carrying amount	26,633	29,764	12,103	68,500
Less allowance	447	4,495	12,103	17,045
Carrying amount	26,186	25,269	—	51,455

	December 31, 2022 (Audited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,582	12,380	—	41,962
Standard grade	303	4,445	—	4,748
Substandard grade	—	9,430	—	9,430
Default	764	4,236	9,425	14,425
Gross carrying amount	30,649	30,491	9,425	70,565
Less allowance	764	4,236	9,425	14,425
Carrying amount	29,885	26,255	—	56,140

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument. Debt investment securities are generally unsecured. Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines. Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements. Collateral usually is not held against investment securities, and no such collateral was held as at
September 30, 2023 and December 31, 2022.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at September 30, 2023 and December 31, 2022:

	September 30, 2023 (Unaudited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	51,192	505	50,687
Debt instruments at amortized cost	595	—	595
Other financial assets	3,847	—	3,847
Cash and cash equivalents	21,472	127	21,345
Short-term investments	9	—	9
Corporate subscribers	8,954	343	8,611
Retail subscribers	10,593	35	10,558
Foreign administrations	879	—	879
Domestic carriers	260	—	260
Dealers, agents and others	4,583	—	4,583
Financial instruments at FVPL:	1,514	—	1,514
Financial assets at FVPL	567	—	567
Forward foreign exchange contracts	591	—	591
Long-term foreign currency options	93	—	93
Short-term investments	263	—	263
Total	52,706	505	52,201

* Includes bank insurance, security deposits and customer deposits. We have no collateral held as at September 30, 2023.

	December 31, 2022 (Audited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	55,886	505	55,381
Debt instruments at amortized cost	596	—	596
Other financial assets	3,695	—	3,695
Cash and cash equivalents	25,211	105	25,106
Short-term investments	129	—	129
Retail subscribers	10,327	46	10,281
Corporate subscribers	10,052	354	9,698
Foreign administrations	924	—	924
Domestic carriers	295	—	295
Dealers, agents and others	4,657	—	4,657
Financial instruments at FVPL:	767	—	767
Financial assets at FVPL	432	—	432
Long-term foreign currency options	81	—	81
Short-term investments	254	—	254
Total	56,653	505	56,148

* Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2022.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at September 30, 2023 and December 31, 2022:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
September 30, 2023 (Unaudited)
Financial instruments at amortized cost:	68,063	38,406	3,637	9,149	16,871
Debt instruments at amortized cost	595	595	—	—	—
Other financial assets	4,120	3,846	1	—	273
Cash and cash equivalents	21,472	21,155	317	—	—
Short-term investments	9	9	—	—	—
Retail subscribers	19,829	8,230	304	2,059	9,236
Corporate subscribers	14,689	3,567	1,151	4,236	5,735
Foreign administrations	1,027	233	360	286	148
Domestic carriers	262	—	107	153	2
Dealers, agents and others	6,060	771	1,397	2,415	1,477
Financial instruments at FVPL:	1,688	1,274	240	—	174
Financial assets at FVPL	567	327	240	—	—
Forward foreign exchange contracts	591	591	—	—	—
Long-term foreign currency options	93	93	—	—	—
Short-term investments	437	263	—	—	174
Total	69,751	39,680	3,877	9,149	17,045

(1)
This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.
(2)
This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2022 (Audited)
Financial instruments at amortized cost:	70,137	41,708	4,748	9,430	14,251
Debt instruments at amortized cost	596	596	—	—	—
Other financial assets	4,285	3,694	1	—	590
Cash and cash equivalents	25,211	24,909	302	—	—
Short-term investments	129	129	—	—	—
Retail subscribers	17,216	7,782	458	2,087	6,889
Corporate subscribers	15,151	3,959	1,543	4,550	5,099
Foreign administrations	1,058	289	210	425	134
Domestic carriers	296	111	30	154	1
Dealers, agents and others	6,195	239	2,204	2,214	1,538
Financial instruments at FVPL:	941	604	163	—	174
Financial assets at FVPL	432	269	163	—	—
Long-term foreign currency options	81	81	—	—	—
Short-term investments	428	254	—	—	174
Total	71,078	42,312	4,911	9,430	14,425

(1)
This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.
(2)
This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

The aging analysis of past due but not impaired class of financial assets as at September 30, 2023 and December 31, 2022 are as follows:

				Past due but not credit impaired
	Total		Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
September 30, 2023 (Unaudited)
Financial instruments at amortized cost:	68,063		42,043	3,132	704	5,313	16,871
Debt instruments at amortized cost	595		595	—	—	—	—
Other financial assets	4,120		3,847	—	—	—	273
Cash and cash equivalents	21,472		21,472	—	—	—	—
Short-term investments	9		9	—	—	—	—
Retail subscribers	19,829		8,534	1,693	263	103	9,236
Corporate subscribers	14,689		4,718	1,019	325	2,892	5,735
Foreign administrations	1,027		593	111	31	144	148
Domestic carriers	262		107	79	26	48	2
Dealers, agents and others	6,060		2,168	230	59	2,126	1,477
Financial instruments at FVPL:	1,688		1,514	—	—	—	174
Financial assets at FVPL	567	—	567	—	—	—	—
Forward foreign exchange contracts	591		591	—	—	—	—
Long-term foreign currency options	93		93	—	—	—	—
Short-term investments	437		263	—	—	—	174
Total	69,751		43,557	3,132	704	5,313	17,045

December 31, 2022 (Audited)
Financial instruments at amortized cost:	70,137		46,456	3,289	1,709	4,432	14,251
Debt instruments at amortized cost	596		596	—	—	—	—
Other financial assets	4,285		3,695	—	—	—	590
Cash and cash equivalents	25,211		25,211	—	—	—	—
Short-term investments	129		129	—	—	—	—
Retail subscribers	17,216		8,240	1,439	372	276	6,889
Corporate subscribers	15,151		5,502	1,615	1,214	1,721	5,099
Foreign administrations	1,058		499	37	14	374	134
Domestic carriers	296		141	72	26	56	1
Dealers, agents and others	6,195		2,443	126	83	2,005	1,538
Financial instruments at FVPL:	941		767	—	—	—	174
Financial assets at FVPL	432		432	—	—	—	—
Long-term foreign currency options	81		81	—	—	—	—
Short-term investments	428		254	—	—	—	174
Total	71,078		47,223	3,289	1,709	4,432	14,425

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings and maximizing shareholder value.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends. However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on
August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS. Starting 2019, we based our dividend payout on telco core income. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the nine months ended September 30, 2023 and 2022.

28.
Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at September 30, 2023 and December 31, 2022:

	January 1, 2023		Foreign exchange		September 30, 2023
	(Audited)	Cash flows	movement	Others	(Unaudited)
	(in million pesos)
Interest-bearing financial liabilities (Note 20)	249,580	21,826	577	271	272,254
Lease liabilities (Notes 3 and 10)	42,435	(7,993)	—	9,518	43,960
Derivative financial liabilities	1,150	(1,042)	—	55	163
Accrued interests and other related costs (Note 23)	1,868	(6,831)	—	7,372	2,409
Dividends (Note 19)	1,821	(23,313)	—	23,403	1,911
	296,854	(17,353)	577	40,619	320,697

	January 1, 2022		Foreign exchange		December 31, 2022
	(Audited)	Cash flows	movement	Others	(Audited)
	(in million pesos)
Interest-bearing financial liabilities (Note 20)	252,557	(7,405)	3,778	650	249,580
Lease liabilities (Notes 3 and 10)	21,686	(8,331)	—	29,080	42,435
Derivative financial liabilities	215	87	—	848	1,150
Accrued interests and other related costs (Note 23)	1,783	(9,013)	—	9,098	1,868
Dividends (Note 19)	1,708	(25,235)	—	25,348	1,821
	277,949	(49,897)	3,778	65,024	296,854

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, unrealized mark-to-market losses of derivative financial instruments, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Acquisition of property and equipment on account	17,707	14,948
Additions to ROU assets (Note 10)	8,677	34,274
Capitalization to property and equipment of:
Inventories	2,880	6,517
Foreign exchange differences – net (Note 9)	336	351
	29,600	57,838

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	(in million pesos)
Additions to lease liabilities (Note 10)	8,602	34,277